SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the financial statements related to the fiscal year ended on June 30, 2004.

Inversiones y Representaciones

Sociedad Anónima

Business Overview and Financial Statements

Years ended as of June 30, 2004 and 2003.

CORPORATE PROFILE

Incorporated under the laws of Argentina in 1943, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) is the biggest real estate company in Argentine and the only one whom shares are listed and traded on the Bolsa de Comercio de Buenos Aires (“BCBA”) and New York Stock Exchange.

IRSA is the best vehicle to gain access to the Argentine real estate market due to its achievements, its large and diversified portfolio of properties that place it in a leading position in almost all sectors in which it has operated, and its management’s ability and strength to make use of opportunities an maximize the value of the company and its return to its shareholders.

LETTER TO SHAREHOLDERS

To Shareholders:

At the conclusion of financial year 2004, we are pleased to place at your disposal the results of our company and to comment on the performance of our business.

During fiscal year 2004, the Argentine economy experienced a significant recovery. In this environment, net income for the fiscal year ended June 30, 2004 was Ps. 87.9 million, compared to Ps. 286.4 million during the previous year.

As a consequence of the currency policy adopted and price stabilization, internal consumption became one of the principal engines for economic growth during the last twelve months. This circumstance was reflected in our results, as shown by the significant increase in operating income which rose 311% to Ps. 104.7 million in fiscal year 2004 from Ps. 25.5 million in 2003. The increase mainly results from a year-on-year 10% increase in sales, 5% reduction in operating costs and 199% increase in results from operations and holding of real estate assets due to the significant recovery in our assets’ value. There was a considerable improvement in the performance of our shopping center and hotel segment, which recorded increases in revenues of 26% and 23%, respectively, compared to the previous fiscal year, while the sales and developments and offices segments decreased by 34% and 15%. Particularly in the case of sales and developments, this fall was mainly due to non-recurrent revenues from the sale of the Piscis Hotel in Valle de Las Leñas, Province of Mendoza, recorded in fiscal year 2003.

The lower net income mainly reflects the effect of financial results. In fiscal year 2003, net financing effects showed a positive result of Ps. 315.3 million, as compared to only Ps. 10.5 million in 2004. The decrease was mainly originated in exchange differences, as the significant 26% appreciation of the Peso against the Dollar during fiscal year 2003 had a substantial positive impact on our liabilities in foreign currency, resulting in positive net exchange differences of Ps. 188.7 million, while for fiscal year 2004, the local currency depreciated by 6%, resulting in negative net exchange differences of Ps. 13.0 million. Results from financial operations, gain, also decreased in 2004 to Ps. 70.5 million from Ps. 109.6 million recorded in 2003, mostly because of lower income from Alto Palermo due to exchange differences and derivative instruments. Financing expenses decreased by 8% from Ps. 65.9 million in 2003 to Ps. 60.8 million in 2004 due to the reduction in our indebtedness.

Besides, income from subsidiaries recorded a significant improvement, from a loss of Ps. 14.7 million to an income of Ps. 26.7 million, due to the income recognized during this fiscal year as a consequence of the change in the valuation criterion of Banco Hipotecario S.A and the non-recurrent net loss from Alto Palermo’s subsidiaries. During this period there was also an increase in income tax and minimum presumed income tax of Ps. 25.7 million (negative) as compared to Ps. 3.5 million (positive) in the previous year, mainly due to the losses recorded in IRSA and Alto Palermo according to the adjustments made by applying the deferred tax method.

Our business areas performed very well during the year, especially:

Shopping centers

The success of our performance is reflected in our operating income, which increased by Ps. 33.2 million to Ps. 39.9 million during fiscal year 2004 from Ps. 6.8 million in 2003. The financial indicators reflect the strength of our operations. As of June 30, 2004 EBITDA1 reached a record high of Ps. 94.1 million, compared to Ps. 73.5 million as of June 30, 2003, an increase of 28.1%. The higher revenues obtained during these twelve months allowed us to reach an outstanding cash flow from operations of Ps. 78.3 million. The EBITDA ratio stood at 64% during the fiscal year 2004.

[1]	EBITDA represents net income plus interest, income tax, depreciation and amortization charges and all items not implying movements of funds, and any extraordinary or non-recurrent loss or income.

Net income for the fiscal year 2004 was Ps. 18.8 million, compared to the Ps. 77.4 million profit recorded in 2003. Although income decreased by Ps. 58.6 million from the previous year, the results for 2003 had been positively affected by extraordinary non-operating events such as the income resulting from the buyback of debt, the appreciation in the exchange rate and the interest rate swap revaluation.

Our excellent performance enabled us to distinguish ourselves from our competitors in the shopping center market in the City of Buenos Aires and Greater Buenos Aires, while maintaining the efficiency gap obtained over the past fiscal year. For the twelve-month period ended June 30, 2004 our tenants sold an average of Ps. 8,782 per Sqm, 82.3% more than our competitors. Our tenants’ sales reached historical records in nominal terms, as they increased 33.5% to Ps. 1,096.6 million during this period (including Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto, Patio Bullrich and Bs. As. Design). Total sales (including Alto Noa) totaled Ps. 1,148.4 million as compared to Ps. 855.9 million the previous year.

The measures implemented during the fiscal year allowed us to obtain exceptional results. As of June 30, 2004 our average occupancy rate was 98.8% of the gross leaseable area of our shopping centers, surpassing previous levels.

The current bonanza of the retail segment allows us to agree upon better leasing conditions with our new tenants and the renewal of existing ones. We also reduced our bad debt allowance by 100%, from Ps. 10.3 million in fiscal year 2003 to zero in fiscal year 2004, with an additional Ps. 1.0 million allowance recovery. On the other hand, due to our minimum financial burden and excellent cash flow generation we have enough liquidity to make investments in new projects and developments.

The consolidation of our business success in the retail market and in entertainment space in the local market is unquestionable. During fiscal year 2004 we maintained our leading position in the shopping center market, holding 42.4% of the Gross Leaseable Area available in the City of Buenos Aires and the Gran Buenos Aires area. Undoubtedly, we are one of the best channels for positioning first-line brands and high-impact promotions and believe it is the right time to materialize our expectations of increasing foothold and expanding into the interior of the country, capitalizing on the results obtained through our efforts.

Favorable macroeconomic conditions allowed us to focus on our core business and bring into execution some of our projects. In November we will inaugurate the first stage of Alto Rosario Shopping. As of June 30, 2004, 73% of the 138 existing units were already reserved and committed. The shopping center will offer diversified proposals according to the needs of the public, top quality entertainment areas, fist line services, including state-of-the-art cinemas, and as in our other shopping centers, we will seek customer identification with our proposal.

Another project which we plan to start by the end of the year is the remodeling of Alto Avellaneda. We will change its image with a new façade, larger floor area, new cinema screens, new accesses and revamped parking area.

As part of our business strategy we will continue adopting actions to attract new public, including the generation of new offerings in our shopping centers. In this sense we implemented various successful steps and created several exclusive products with the aim of attracting the growing inflow of tourists from abroad, including publicity in hotels, harbors and airports. We also carried out strong and novel advertising campaigns at national and international level, and introduced a service of personal reply to inquiries and receipt of orders through our customer service centers. In addition, we decided to implement a strategy focused on obtaining our customers’ full identification with our shopping centers.

All these actions caused demand on the part of potential lessees to continue growing, which once more allowed us to choose a better quality of customers and tenant mix appropriate for each Shopping Center. Our tenants also invested significantly in the development of new commercial offerings, improving the conditions offered by each Shopping Center. In addition, aware of the fact that our tenants’ success is the present and future of our business, we continued our efforts to provide them the best services via training, advice, conferences and seminars, thus promoting a stronger commitment with the Company.

Offices and Other Rental Properties

During the fiscal year ended June 30, 2004, income from rental properties totaled Ps.15.1 million as compared to Ps.17.8 million in the same period of fiscal year 2003, partly due to the sale of rental space at the beginning of fiscal year 2004.

The rental property segment was among those most affected by the economic crisis. The effect of the devaluation of the peso against the dollar had a strong impact on the value of leases of class A offices, which fell more than 70% and remained at those levels until a few months ago, when an increase in demand and upturn of prices started to become visible.

During fiscal year 2004, our offices showed a significant recovery in occupancy rates, with rising rental prices, although still much lower than those in force during the effectiveness of the convertibility law. While in 2000 our premium offices were rented at US$ 28.0 per Sqm, during the crisis these values plummeted to US$ 7.0 per Sqm. At present we are entering into three-year contracts at a final rate of US$ 12 per Sqm. Average occupancy in our class A buildings recovered during the fiscal year, reaching 87% compared to 68% during the previous year. This improvement had also the important effect of reducing the burden of common expenses payable with respect to vacant properties.

Our offices’ occupancy level continues to recover and is positioned above market average. This improvement in demand allows us to obtain better lease terms. We estimate that in the short term our portfolio will reach full occupancy at rising prices per square meter, backed by three-year leases denominated in dollars and higher prices agreed upon for the second and third year.

Sales and Developments

In fiscal year 2004, the sales and developments segment recorded revenues of Ps. 31.1 million, compared to Ps. 47.2 million in the same period of the previous year. This fall was mainly due to non-recurrent revenues from the sale of the Piscis Hotel in Valle de Las Leñas, Province of Mendoza, recorded in fiscal year 2003.

Our greatest expectations are concentrated in this segment, focused on the ABC1 sector. In a local scenario of low interest rates and investors prone to investing in safer assets, and an international environment of low returns, high volatility and insecurity, the demand for real estate assets has climbed, as these assets offer one of the most attractive risk/return combinations. During the past fiscal year this trend encouraged us to make progress in transactions and related projects. We are developing, marketing and evaluating various projects in Buenos Aires, in particular in exclusive areas such as Barrio Parque and Puerto Madero. We understand that Puerto Madero is the growth engine for the residential premium market and will be pivotal for its dynamics over the next years. In this area, a high percentage of units is sold just upon launching, and sales prices, which range from US$ 1,500 to US$ 2,300 per square meter, have almost fully recovered to the values that prevailed during the nineties. We are also evaluating other interesting projects in the interior of the country.

Edificios Cruceros 1 and 2. In December 2003, we executed a swap agreement with Residencial Dique S.A. whereby we exchanged this property, located in Puerto Madero, for 40% of the total square meters to be constructed, i.e., a total 2,800 Sqm and 40% of the already existing parking spaces in a maximum term of 24 months. The transaction is secured by a mortgage for US$ 2.0 million. The concrete structure of the two buildings is already completed, and we expect to launch sales in October 2004.

Benavidez Option. In March 2004, DEESA (Desarrolladora El Encuentro S.A.) decided to exercise its option to acquire the plot in Benavidez that had been granted to it by our controlled company Inversora Bolívar S.A. (“IBSA”). DEESA promised to pay IBSA a total price of US$ 4.0 million. On May 21 the title deed was executed, and US$ 0.7 million were collected. The cash balance of US$ 0.3 million was paid on June 22. Unless otherwise decided, the remaining US$ 3.0 million will be collected in kind, by receiving 110 residential lots in the projected complex. We are planning the pre-sale for the last quarter of 2004.

San Martín de Tours. This project, in the Barrio Parque area, is in full development. We plan to build a top-quality “house style” residential complex, a differentiated product from existing alternatives. We estimate that works will be completed by April 2005, and will be launched for sale before the close of 2004.

Santa María del Plata. Authorization for the development of this large project is awaiting execution by the chief of government of the City of Buenos Aires, which we expect to take place during this year. According to this, we plan to start the infrastructure works required for its development by the end of 2005.

New projects. We are also engaged in other projects, such as the development of the Rosario land reserve adjoining the shopping center, where we are evaluating its sale for the construction of towers and a hotel, totaling 100.00 square meters of construction.

Hotels

Income from the hotel activity for the twelve month period ended June 30, 2004 was Ps. 71.3 million, compared to Ps.57.7 million in the same period of 2003.

During this fiscal year the hotel market in which we take part continued consolidating its excellent performance boosted by tourism, mainly foreign, which encouraged demand and the recovery of prices.

In this scenario, our hotels showed an excellent performance. Accumulated average occupancy rates for the twelve month period ended June 30, 3004 increased notably, reaching 68% as compared to 57% in the previous year. Average rates remained stable, at Ps. 270.

We plan to continue growing in the hotel segment, by embarking on new ventures in our own land reserves and also by purchasing new assets, taking advantage of our cash flow generation and evaluating the best financing mix. We are already working on the expansion of the Llao Llao hotel, a first-class resort, unique in Argentina both for its services and location.

The recovery of cash flow from operations combined with the cash proceeds resulting from the exercise of warrants, which totaled US$ 8.5 million during fiscal year 2004, allowed us to continue our financial cost reduction strategy and repurchase a significant portion of our debt obtaining attractive discounts. Thus, in July 2003 we prepaid US$ 16.0 million to HSBC Bank Argentina S.A. and on March 17, 2004 we prepaid US$ 12.0 million to HSBC Bank plc. London under IRSA’s US$ 51.0 million Unsecured Loan, with final maturity in 2009. As a result of these transactions, we obtained 32% and 28% discounts, respectively. Besides, on August 6, 2004 APSA fully repurchased class A2 and B2 of its Ps. 20.0 million face value notes maturing in January 2005, which accrued interest at a rate of 8% plus CER. In addition, during the period under review IRSA’s indebtedness under its convertible notes decreased by US$ 12.9 million as a consequence of the conversions made, while APSA’s indebtedness decreased by US$ 0.8 million.

We were thus able to attain a relaxed long-term debt structure for IRSA amounting to a total of US$ 156.5 million (including convertible debt for US$ 87.1 million), while we expect to restructure just as successfully APSA’s indebtedness, which at present totals US$ 67.32 million (including convertible notes for US$ 47.3 million) 30% of which matures in the short term.

Due to this successful debt restructuring which extended long-term maturities, in October 2003 Fitch Argentina Calificadora de Riesgo S.A. rating company upgraded the rating of our US$ 250.0 Million Global Note Program from B- (Arg) to B+ (Arg). Also in that month, Standard & Poors International Ratings LLC (Argentine branch), raised APSA’s Ps. 85.0 million Notes from raB+ to raBBB-, thus reaching investment grade. Moreover, in May 2004 Fitch Argentina Calificadora de Riesgo S.A. raised the rating of this last instrument from raBBB- to raBBB+.

[2]	The debt in pesos is converted to dollars at a rate of Ps./US$ 2.992.

In view of the process of recovery that the banking business is experiencing in Argentina, Banco Hipotecario’s successful refinancing consummated during the first quarter of the year and the strategic importance that Banco Hipotecario has in the mortgage lending business in Argentina, as well as the fact that it is one of the pillars for the Company’s growth and profitability, during this fiscal year we decided to increase our equity interest in Banco Hipotecario S.A. Therefore, in accordance with the interest currently held by us in Banco Hipotecario, our exercise of significant influence in its decisions and our intention to maintain it as a permanent investment, we valued our investment in it according to its proportional equity value. Banco Hipotecario continues to be the largest private bank in terms of shareholders’ equity of Ps. 1,837.3 million as of June 30, 2003, (according to BCRA standards) and a capitalization level measured by its shareholders’ equity/total assets ratio of 21.87%.

During fiscal year 2004 other pleasant events took place. In December 2003 we moved our headquarters to the 22nd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. Moreover, IR Magazine gave us the IR Magazine Award 2003 for our Investor Relations efforts, where we competed with the leading companies in our country.

For the coming fiscal year we are planning to develop a system migration aimed at integrating all interfaces and processes existing in the different corporate areas. This improvement will allow us to provide a more flexible, efficient and agile response to business requirements and attain greater competitiveness in the whole organization. The integration strategy will also allow us to automate, standardize and formalize processes so as to make them easily auditable, which would help us conform to the SEC’s requirements, in particular the Sarbanes-Oxley Act.

We believe that the toughest effects of the crisis have gone by. In the last moths the real estate business has regained strength in all its segments. Construction grows, in particular as concerns the supply of top category properties. The retail market is thriving, mainly in the shopping center segment, driven by the increase in consumption in the highest purchasing power sectors and growing inflow of tourists, which also favored the hotel segment, that took advantage of dollar revenues vs. peso costs. Moreover, those companies which after the devaluation had been forced to move their offices to cheaper peripheral areas as part of their cost cut down strategy, have now returned to premium areas encouraged by rising, but still low, prices.

We have an asset portfolio of Ps. 2,203 million book value, in unparalleled locations and with top-level lessees. Cash flow generation from our business is growing at different paces according to each segment. The shopping center segment experienced the greatest recovery, reaching occupancy and default rates that surpassed historical records. Hotels have also shown a notable improvement in both tariffs and occupancy levels. Offices recorded sustained increases in occupancy and prices, and the property’s sales value in the locations where our developments are found has been escalating, and there is a considerable recovery in the demand for this kind of properties. This upsurge, however, has not been fully reflected in terms of value, yet. Our assets have a great intrinsic value that makes them very attractive due to their potential for growth. These attributes, combined with our low level of indebtedness, most of which is long-termed, and the cash proceeds from the exercise of warrants attached to our convertible debt, place us in a good position to think about new projects and finance them through the most suitable structure. In this scenario we see great opportunities of expansion, which we are already heading for.

I would again like to thank everyone who accompanied us and make it possible for us to be leaders in the market, joining in the development of our country.

Saúl Zang

Vicepresident

MACROECONOMIC CONTEXT

International panorama

The powerful doses of fiscal and monetary stimuli applied by the economic authorities in the more developed countries have encouraged vigorous growth by those economies. According to Consensus Forecasts, 2004 will end with GDP growth for the United States of 4.5%, 4.2% in Japan, 3.2% in Great Britain, and the euro zone, with the greatest lag, will have grown by 1.7%. Emerging markets will also participate in this boom: Eastern Europe will grow by 5.5%, and Latin America will reach 4.6%. China will once again be the most dynamic economy, growing at a rate of 8.7% in the current year. Goldman Sachs augurs growth in world output for 2004 of 4.8%. Compared to 3.4% in 2003. This currently widespread optimism could only be clouded by a continue rise in the price of oil, which could develop into a threat to the normal development of the world economy.

This encouraging outlook, which in the case of the United States began to be evident since the middle of the second half of 2003, brought with it a rise in the price of goods because of the steady increase in domestic demand. In the face of evidence of a likely start to an inflationary process, as from early 2004 the Federal reserve began to modify its policy on interest rates, which were at their lowest levels for the last 50 years. The signals sent out by the US monetary authority in advance led the market to discount any rise in interest rates in advance, and rates began to rise worldwide. Eventually the meeting of the Board of the Federal Reserve at the beginning of July officially decided to increase the rate by 25 basis points, from 1% to 1.25%, ending years of downward cycles. This moderate increase in the Federal Funds rate signals a change in monetary policy, and although the implicit message has been one of moderation, sight should not be lost of the impact that record oil prices could have on the world’s leading economy. The notable recovery by the Japanese economy took place in the context of better consumption and investment levels. But more particularly because of growing external demand by China; in this regard, the determinant weight of the economy of the Asian giant on world markets represents a risk factor to be taken into account if there were to be a slowdown in its growth. The European Union has not differed from the rest of the world, growing at an annual rate of 2.5%. One negative sign that stands out is the fact that the economy of its principal partner, Germany, has remained virtually stagnant, with annual growth of under 1%.

Reflecting this encouraging performance by the world’s leading economies, emerging economies have kept pace with this current virtuous circle, backed by the extraordinary behavior of commodity prices . Potential risks include the possibility of an accelerated rise in interest rates, with an impact on economies with a high borrowing level such as that of Brazil which could lead to tension in financial markets. The Argentine economy, which is in a similar situation to that of its principal partner in the Mercosur, is at present renegotiating its debt in default, and the speed with which this negotiation is carried out will be a determining factor when establishing the benefits of current levels of international interest rates.

The Argentine economy

One of the most notable aspects of the significant recovery experienced by Argentina during 2003 is that it was exclusively driven by domestic consumption. Even after the major reduction in public sector spending, the impulse provided by private consumption and investment ensured that the contribution of domestic demand to GDP growth was in the order of 10.2%, partially offset by a negative contribution of 1.5% from the foreign trade sector. The rate of growth for the whole of 2003 totaled 8.7%, and for the first time in the last decade the consolidated primary surplus for the National Public Sector exceeded 2 GDP points, reaching a level of 2.4%. The group of positive macroeconomic indicators recorded strong acceleration during the second half of 2003, with a year-on-year rise in GDP of 11.3%, while gross fixed investment rose by 48.8% in the same period.

All these gains in economic activity levels took place in the context of stability in inflation. The wholesale price index (IPIM) for the whole of 2003 recorded a rise of 2%, while the consumer index (IPC) went up by 3.7% in the same period. This performance surprised most private sector analysts, and to some extent exceeded the initial expectations of the government authorities. Clearly, the return to normality of the country’s political institutions following the national elections in April 2003 has added strength to the process of steady growth that by the end of 2003 had recorded seven consecutive quarters of improvement.

Source: Estudio M.A. Broda y Asoc.

The appropriate monetary policy implemented by the Argentine Central Bank helped ensure the economy’s liquidity requirements were met through the monetization of the current account surplus. In addition, the Monetary Unification Program led to the elimination of provincial quasi-currencies, which were replaced by legal tender nationwide. At December 2003 the amount withdrawn totaled 7,508 billion pesos, 98% of the total at that date. The rise in the monetary base and the issue of short-term Central Bank bills (LEBAC) have reflected the continuity of a flexible monetary policy, with no cost in terms of inflation. At the end of 2003 international reserves totaled US$ 14,119 billion, a rise of US$ 3,643 billion compared to 2002. The main mattes still needing to be tackled include the delayed renegotiation of the country’s large external debt, which at December 2003 amounted to US$145,583 billion, of which close to US$ 90 billion were defaulted on at the end of 2001.

Until March 2004 the economy continued to grow at an annual rate of 8%, extending its robust growth to 8 consecutive quarters. During the second quarter certain signs of a slowdown began to be seen, provoked mainly by two factors, the prospects of an energy crisis, partly moderated by the taking of measures such as the importing of fuel oil from Venezuela, and a lower availability of money experienced by both companies and individuals as a result of the tax due dates in May and June. At the same time, inflation picked up slightly compared to the same period in 2003, spurred by the adjustment to some utility tariffs charged to industrial consumers and the continuation of a strongly expansive monetary policy aimed at keeping up activity levels. Nevertheless, most analysts do not think there is likely to be any major increase in consumer prices because of the still weakened purchasing power of most workers. In spite of the above-mentioned negative factors, all activity indicators remained positive, with a notable performance by industrial production, which went up by 10.5% in the April-June quarter, and construction, which rose by 23.1% in the same period. Foreign trade figures also recorded significant if uneven growth, as in the first half of 2004 while exports went up by 12.9%, imports rose by 72.5%. This notable increase affected all goods imports, with a significant rise in imports of capital goods, driven by higher activity levels. Looking forward, the price of Argentina’s commodities, the main factor behind the growth in exports, could be affected by the steady rise in the price of oil that is keeping the world’s leading economies in a state of alert.

Source: Estudio M.A. Broda y Asoc.

At June 30, 2004 the price of the dollar stood at 2.958 pesos, a rise of 5.4% compared to the price at June 30, 2003, when it stood at 2.80 pesos. Price indexes for the same 12 months recorded moderate growth of 4.9% for consumer prices and 8.6% for wholesale prices. During the first half of 2004 the fiscal sector gained in strength considerably, with revenue for the period totaling Ps. 52.866 billion, for a positive primary result of Ps.11.832 billion, equivalent to 5.6% of GDP, well in excess of the fiscal targets agreed with the IMF. In spite of these results, and in view of the lack of harmonization between the criteria adopted by the authorities at the Ministry of Economy for the renegotiation of the external debt in default and the IMF, the agreement entered into with the international agency has been suspended.

Source: Estudio M.A. Broda y Asoc.

In the first six months of 2004 the trade balance remained positive, reaching a surplus of US$ 6,499 billion, and the total for the year as a whole could amount to US$ 9,900 billion, a reduction in the positive balance compared to the total for 2003, when it reached US$ 16,448 billion. This notable decline is explained by the marked rise in the increase in imports of goods and services, which could total US$ 22,600 billion for the year, showing an increase in the order of 63.4% compared to 2003. In addition, exports are forecasted to total US$ 32,500 billion, with a rise of almost 10% compared to the figure for the twelve months of 2003. Further evidence of the positive performance by the external sector can be seen from the rise in international reserves, which at June 2004 mounted to US$ 17,443 billion.

The significant growth by economic activity was the main driver behind the creation of new jobs. Following this improvement, it is expected that by the end of 2004 the unemployment rate will reach 12.5% of the work-force, a reduction of two percentage points from the 14.5% recorded at the end of December 2003. In the twelve months to June 30, 2004, the Merval stock exchange index performed positively, rising 23.5% compared to June 2003. Nevertheless, if we observe the behavior of the same index in the first six months of 2004, it has recorded a drop of 11.8%. This drop on prices of the shares on the main board has been influenced by a series of events, which on the domestic front have included the postponement of negotiations with external creditors and the misunderstandings in the relationship between the Argentine government and the IMF, and on the external front, the continuing rise in the price of oil and the increase in international interest rates, led by the decision by the US Federal Reserve to raise the federal funds rate by 50 basis points.

Source: Estudio M.A. Broda y Asoc.

The following macroeconomic indicators summarize the development of the Argentine economy in the last eight years:

Leading indicators

	1997	1998	1999	2000	2001	2002	2003	2004 (P)
GDP Actual growth (in %)	8.11	3.85	-3.39	-0.79	-4.41	-10.90	11.70	7.10
Inflation (Combined Prices) in % *	0.30	-1.10	-2.10	-1.50	-1.70	15.5	2.8	7.5
Fiscal Results (in % of GDP)	-1.47%	-1.39%	-2.59%	-2.44%	-3.22%	-1.5%	0.5%	2.8%
Exportations FOB (Million U$S)	26.43	26.43	23.31	26.41	26.66	25.71	29.57	32.50
Importations CIF (Million U$S)	30.50	31.40	25.51	25.24	20.31	8.99	13.83	22.60
Payment Balance - Account (Million U$S)**	-12.29	-14.55	-11.95	-8.97	-4.43	9.59	7.84	0.90
Commercial Balance (Million U$S)	-4.07	-4.97	-2.20	1.17	6.34	16.72	16.45	9.90
Unemployment percentage ***	14.9	12.9	14.30	15.10	17.35	19.70	14.50	12.50

(P) Projected*

Annual average **

Accrual criterion***

Country average (as percentage of E.A.P)

Source: Estudio M.A. Broda y Asoc.

Because of its extraordinary behavior to date, the Argentine economy in 2004 can be viewed as offering an excellent opportunity for the resolving of the important matters that have been deferred, such as the renegotiation of the foreign debt in default. If we are successful in reaching an intelligent and honest solution to such matters, we will recover the confidence of the international community and will confirm and sustain the results obtained to date on a consistent basis.

OPERATIONS AND PRINCIPAL ACTIVITIES

We are one of Argentina’s leading real estate companies. We are engaged directly, or indirectly through subsidiaries, joint ventures and strategic alliances in a range of real estate activities in Argentina. Our principal activities consist of: (i) the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes; (ii) the acquisition, development and operation of shopping centers properties; (iii) the acquisition and development of residential properties primarily for sale; (iv) the acquisition and operation of luxury hotels; and (v) the acquisition of undeveloped land reserves in strategic areas for future developments or sale. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and global depositary shares representing our shares are listed on the New York Stock Exchange.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAD), Argentina. Our headquarters are located in the Intercontinental Plaza Tower, Moreno 877, Buenos Aires (C1091AAQ). Our telephone is +54 (11) 4323-7400, our fax is +54 (11) 4323-7480 and our website is www.irsa.com.

Commercial strategy

As one of the few companies in Argentina owning, developing and administrating real estate, we consider that we possess certain competitive advantages that we hope will allow us to continue to gain an increasing share of the real estate market in Argentina. Such advantages include:

•	The experience of the Company and our managers in the acquisition, development, sale, rental and administration of top-quality properties.

•	Our reputation and positioning as developers of comprehensive real-estate services in Argentina and other Latin American real estate markets;

•	The quality of our portfolio of existing properties and land reserves;

•	Our access to sources of long-term capital;

•	Our strategy for maintaining a high level of liquidity, enabling better advantage to be taken of real estate opportunities when they arise in favorable terms, and

•	The quality of our existing tenants and the high occupancy levels of our rental property portfolio, which allows us to rely on a major, stable source of liquidity for our cash flows.

Our strategy consists of increasing our flow of funds, our income and the value of our assets by means of the purchase, development and administration of real estate, individually or with partners, in all the segments of our business activity.

Offices. We seek to purchase, develop and operate A category buildings in the main office building districts in the city of Buenos Aires and other strategically-located areas with attractive yields and potential for capital gains. We have been able to create a top-rank tenant base.

Shopping centers. Through our subsidiary APSA, we aim to become the leading player in the shopping center industry in Argentina, through the consolidation of our operations and new developments at strategic points in the city of Buenos Aires and other important locations in Argentina. The main growth drivers in the shopping mall industry are: (i) the increase in the consumption of goods able to be sold in shopping malls; (ii) changes in purchasing habits, with an abandoning of purchases from high-street stores; and (iii) the relatively low level of penetration in the market by shopping malls in Argentina, which has a large potential for long-term growth compared to many developed countries. APSA has succeeded in improving the operating margins of its shopping malls, consolidating their administration, enabling it to capitalize on operating synergies, economies of scale and opportunities for commercialization and promotion.

Residential property. In previous years we have benefited from the increased availability of credit for house purchases and the improvements made to transport infrastructure between city centers and urban areas. In urban areas we have attempted to purchase undeveloped properties in strategic densely-populated areas in order to build apartment complexes offering “green spaces” for recreational activities, sports facilities and security services. In suburban districts, we try to purchase undeveloped properties close to the city of Buenos Aires, with the aim of building residential neighborhoods for the subsequent sale of plots for house-building, once our basic infrastructure is in place.

Hotels. We aim to purchase leading hotels as the opportunities arise, delegating their management to top-rank hotel operators, to be able to capitalize on their operating experience, international networks and sales agreements, taking advantage of the benefits derived from the growing tourist and commercial business levels.

Undeveloped lands and properties. We will continue to acquire undeveloped land and properties at strategic locations inside and outside the city. In all cases, the intention is to purchase land with development or appreciation potential for subsequent sale. We consider that by holding reserves of land we will be able to count on a wide supply of sites for the development of new projects, creating a barrier for potential competitors.

Overview of properties

As of June 30, 2004 we either directly or through our subsidiaries and joint ventures, owned significant interests in a portfolio of 53 properties in Argentina, located principally in Buenos Aires. The following table sets forth certain information concerning our operation and property portfolio.

Consolidated Operating Income

	Years ended June 30,
	2004 (1)	2003
	(in thousands of Pesos)
Offices and other non-shopping center rental properties	30,229	2,297
Shopping centers	63,493	14,093
Development and sale of properties	860	2,952
Hotels	10,138	6,176
Total	104,720	25,518

(1)	At June 30, 2004 includes Ps. 64.3 million gain from operations and holdings of real estate assets, net distributed as follows: Offices and other non-shopping center rental properties Ps. 27.7 million, Shopping centers Ps. 26.9 million, Developments and Sales Ps. 7.0 million and Hotels Ps. 2.7 million.

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of offices and other non-shopping center rental properties in Argentina. As of June 30, 2004, we, directly and indirectly, owned interests in 18 office and other non-shopping center rental properties in Argentina which comprised 121,446 square meters of gross leasable area. Of these properties, 13 were office properties which comprised 84,055 square meters of gross leasable area. For the fiscal year 2004, we had net sales from office and other non-shopping center rental properties of Ps. 15.1 million.

All our office rental property in Argentina are located in the city of Buenos Aires. All of these properties are rented to various different premium tenants. For the year ended June 30, 2004 the average occupancy rate for all our properties in the Offices and other non-shopping center rental property segment was approximately 83%. Seven different tenants accounted for approximately 43% of our monthly office rental and 14% of our total income for the fiscal year 2004. Our seven main office rental tenant are: Grupo Total Austral, Grupo Danone, Cisco Systems Argentina S.A., Vintage Oil Argentina, Allende y Brea, CRM Movicom and Nextel Argentina S.A.

Administration and Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our unrented units, in which case we absorb the cost. Our leasable space is marketed through commissioned brokers, the media and directly by us.

Leases. In general we rent our office and other properties on the basis of lease contracts running for terms of three years, y and exceptionally, four years renewable for two or three additional years at the tenant’s option. Contracts for the rental of property not located in shopping malls are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental corresponding to the period renewed is negotiated at market value.

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties.

Offices and other non-shopping center rental properties

	Date of Acquisition	Leaseable area m2 (1)	Occupancy rate (2)	Monthly rental income Ps./000 (3)	Total rentals incomes for the fiscal years Ps./000 (4)			Book Value Ps./000 (5)
					2004	2003	2002
Offices
Inter-Continental Plaza (6)	11/18/97	22,535	84%	417	4,108	5,648	12,749	65,152
Libertador 498	12/20/95	10,533	88%	247	2,524	2,359	5,212	42,679
Maipú 1300	09/28/95	10,325	92%	210	2,040	2,100	5,057	45,432
Laminar Plaza	03/25/99	6,521	95%	195	2,288	2,902	4,973	31,126
Madero 1020	12/21/95	1,359	16%	3	104	876	2,119	4,047
Reconquista 823/41	11/12/93	6,100	—	—	—	—	2,326	17,733
Suipacha 652/64	11/22/91	11,453	45%	47	530	576	1,460	10,641
Edificios Costeros	03/20/97	6,389	98%	97	820	403	1,520	19,726
Costeros Dique IV	08/29/01	5,437	87%	96	744	695	1,924	20,123
Other (7)	—	3,403	100%	65	628	602	1,499	9,381

Subtotal	—	84,055	76%	1,377	13,786	16,161	38,839	266,040
Other rental properties
Commercial properties (8)	—	4,062	97%	14	153	191	2,354	1,951
Other properties (9)	—	33,329	100%	42	623	742	2,005	3,697

Subtotal	—	37,391	100%	56	776	933	4,359	5,648
Related expenses
Management fees	—	—	—	—	582	676	1,274	—

TOTAL OFFICES AND OTHERS (10)	—	121,446	83%	1,433	15,144	17,770	44,472	271,688

Notes:

(1)	Total leasable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leasable area.
(3)	Agreements in force as of 06/30/04 were calculated.
(4)	Total consolidated leases, according to RT 21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation until 02/28/03, less allowance for impairment value, plus net recovery of the allowance for impairment, if corresponded.
(6)	Through Inversora Bolívar S.A. (IBSA)
(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our company). Cumulative revenues also include: in fiscal year 2002, the revenues from Puerto Madero Dock 5 (fully sold).
(8)	Includes the following properties: Constitución 1111 and Alsina 934/44 (through our company). Cumulative revenues also include: in fiscal years 2002, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold).
(9)	Includes the following properties: Thames, one unit in Alto Palermo Park (through Inversora Bolívar ). Cumulative revenues include: In fiscal years 2003 and 2002, the revenues from Alto Palermo Plaza (fully sold).
(10)	Corresponds to the “Offices and Others” business unit mentioned in Note 4 to the Consolidated Financial Statements.

The following table shows a schedule of the lease expirations of our office and other non-shopping center properties for leases outstanding as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2004	25	47,033	47%	3,324,768	19%
2005	18	12,493	12%	3,025,201	18%
2006	43	30,671	30%	8,055,852	47%
2007	17	6,569	7%	1,753,649	10%
2008	6	3,892	4%	1,038,506	6%
Total	109	100,658	100%	17,197,976	100%

Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property,

Inter-Continental Plaza, City of Buenos Aires. Inter-Continental Plaza is a modern 24-story building located next to the Inter-Continental Hotel in the historic neighborhood of Monserrat in downtown city of Buenos Aires, We own the entire building which has floor plates averaging 900 square meters and 324 parking spaces, The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Vintage Oil Argentina Inc, Sucursal Argentina, IRSA, APSA and Cresud.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thoroughfares of the City of Buenos Aires, making it accessible from the north, west and south of the city, We own 17 floors with floor plates averaging 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include Voridiam Argentina S.R.L., MTV Networks Argentina S.R.L., Epson Argentina S.A., Cervecería y Maltería Quilmes, Yara Argentina S.A. and Farmanet S.A., Chrysler Argentina S.A. leases the billboard for an annual rent of Ps. 120,000 through June 30, 2004,

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower located on the San Martín Plaza, a prime office zone, on Avenida del Libertador, a major north-south thoroughfare, The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has floor plates measuring 440 square meters on most floors and 53 parking spaces, The building’s principal tenants currently include Allende & Brea, Totalfinaelf Gas Transmission Argentina S.A., Carlson Wagonlint Travel Argentina S.A., and PPD Argentina S.A.

Laminar Plaza, City of Buenos Aires, Laminar Plaza is a 20-story office building located in Catalinas, the City of Buenos Aires’ most exclusive office district. The floors plates each measures 1,453 square meters, including common areas. We own of the last 5 floors and 66 parking spaces, The main tenants, among others, are as follows: Cisco Systems, CRM Movicom, Chubb Argentina de Seguros S.A. and Bank Hapoalim B.M.

Madero 1020, City of Buenos Aires. Madero 1020 is a 25-story office tower located in the center of the Catalinas area, a prime office zone, with spectacular views of the Port of Buenos Aires, the Río de la Plata and downtown Buenos Aires. As of June 30, 2004 we owned 2 non-contiguous floors with the floor plates averaging 572 square meters and 8 parking spaces. As of June 30, 2004 one floor was for sale. The building’s principal tenants included Abeledo Gottheil Abogados S.C. There are two floors currently available which will probably be rented.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a seven-floor office building located in the office district of the City of Buenos Aires. We own the entire building and 70 parking spaces. The building has floor plates unusually large, measuring 1,580 square meters on most floors. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Procter & Gamble Interaméricas Inc., Monitor de Medios Publicitarios S.A./IBOPE and APSA’s subsidiary, Tarshop S.A.

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which is made up of three basements, space for 52 cars in the car parks, ground floor and 15 floors of office space.

The building has floor plates averaging 540 square meters. Until May, 2002 the entire building was being leased to Aguas Argentinas who decided not to renew the contract at maturity.

Edificios Costeros, Dock 2, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,389 square. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Martina Di Trento S.A., APSA’s subsidiary, Altocity.Com S.A., Reckitt Benchiser Argentina S.A., Red Alternativa S.A., Martina Di Trento S.A. and Citybrokers. We currently intend to develop two additional buildings on the adjacent land despite no date for begining construction has been established yet.

Edificios Costeros, Dock 4, City of Buenos Aires. On August 29, 2001 we signed for the deed of sale of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6”. The property is located in Pierina Daelessi street No. 340, over the East Side of Dock 4 of Puerto Madero and has approximately 5,500 square meters of gross leasable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., London Suply S.A.C.I.F. and Petroenergy S.A.

Other office properties. We also have interests in three other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings. none of which contributed more than Ps. 1,1 million in annual rental income for fiscal year 2004. Among these properties are Madero 942, Libertador 602, Av. De Mayo 595/599 and Sarmiento 517.

Retail and other properties. Our portfolio of rental properties includes six rental properties that are leased as street retail, a warehouse and various other uses. Most of these properties are located in the city of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111 and Alsina 934.

Shopping centers

We are also engaged in purchasing, developing and managing shopping centers, through our subsidiary APSA. As of June 30, 2004, APSA operated and owned majority interests in seven shopping centers, five of which are located in the city of Buenos Aires. One shopping center is located in greater Buenos Aires and another is in the city of Salta. APSA also owns indirectly an 18.9% non-controlling interest in Mendoza Plaza in the city of Mendoza. In addition to purchasing, developing and managing shopping centers, APSA owns an 80% interest in Tarshop, a limited purpose credit card company which originates credit card accounts to promote sales from APSA’s tenants and other selected retailers.

APSA’s shopping centers comprised a total of 143,693 square meters of gross leasable area (including Mendoza Plaza and excluding certain space occupied by hypermarkets which are not APSA’s tenants) approximately the 60% of Ciudad de Buenos Aires gross leasable area and the 30% of the Argentine gross leasable area. For the year ended June 30, 2004, the average occupancy rate of the shopping center portfolio was approximately 99%. For the fiscal year 2004, we had net sales from shopping centers of Ps. 113.2 million.

Management and administration. As a result of the acquisition of several shopping centers and of the corporate reorganization of APSA, we were able to reduce expenses by centralizing management of the shopping centers in APSA. All of our shopping centers are owned through APSA, and all of them, except Mendoza Plaza, are managed by APSA. As manager, APSA is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

As of June 30, 2004 we owned 53.81% of APSA. As of June 30, 2004 27.8% of APSA’s shares were held by Parque Arauco S.A., and 6.1% by GSEM/AP. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq Stock Market in the form of American Depositary Shares (NASDAQ symbol: APSA).

Leases. Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Lease agreements are generally denominated in argentine pesos with exception of some renewals and new lease contracts accomplished during this year which are subject to rent escalation clauses.

Tenants are generally charged a rent which consists of the higher of (i) a base rent and (ii) a percentage rent which generally ranges between 4% and 8% of tenant’s sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Tenants are also required to pay for the direct expenses of their units, such as electricity, water, telephone and air conditioning, as well as their proportion of the common area expenses. In addition, tenants pay approximately a range between 12% and 15% of their base rent into a common promotion fund. In the cases where APSA acts as manager, APSA receives an administration fee.

In addition to rent, tenants are generally charged with an admission right paid upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration date. In the event of termination, a tenant will not be refunded its admission right without APSA’s consent.

The following table shows certain information concerning our shopping centers.

Shopping center properties

	Date of Acquisition	Leaseable Area m2 (1)	Occupancy rate (2)	Total rentals incomes for the fiscal years Ps./000 (3)			Book Value Ps./000(4)
				2004	2003	2002

Shopping Centers (5)
Alto Palermo	12/23/97	17,900	100%	28,341	26,150	38,499	229,117
Abasto	07/17/94	39,325	99%	26,478	20,531	34,601	210,696
Alto Avellaneda	12/23/97	27,451	99%	14,734	10,038	23,871	107,333
Paseo Alcorta	06/06/97	14,829	99%	15,434	12,216	18,528	69,003
Patio Bullrich	10/01/98	10,882	100%	12,744	10,610	14,339	121,678
Nuevo NOA Shopping	03/29/95	18,818	97%	2,769	2,087	4,450	29,589
Buenos Aires Design	11/18/97	14,488	98%	5,936	3,656	7,333	23,381
Fibesa and others (6)	—	—	—	6,780	3,533	5,184	—
Revenues Tarjeta Shopping	—	—	—	30,034	24,933	45,158	—

SUBTOTAL SHOPPING CENTERS	—	143,693	99%	143,250	113,754	191,963	790,797

Projects in progress (7)	—	20,000	N/A	N/A	N/A	N/A	53,295

TOTAL SHOPPING CENTERS (8)	—	163,693	99%	143,250	113,754	191,963	844,092

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.

(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents, according to RT21 method, adjusted for inflation until 02/28/03.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if corresponded.
(5)	Through Alto Palermo S.A. (APSA)
(6)	Includes revenues from Fibesa S.A. and Alto Invest S.A.
(7)	Corresponds to the Rosario Project. The completion date of the project is scheduled for the end of 2004 with an estimated leaseable area of 20,000 m2.
(8)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.

The following table shows a schedule of lease expirations for our shopping center properties in place (except Mendoza Plaza) as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2005(2)	345	44,114	30.7%	23,103,562	37.4%
2006	230	34,495	24.0%	15,718,826	25.4%
2007	212	28,555	19.9%	15,585,320	25.2%
2008 +	44	36,529	25.4%	7,369,261	11.9%
Total	831	143,693	100.0%	61,776,969	100.0%

Notes:

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interest.
(2)	Includes stores which contract are not renegotiation yet and vacant stores at June 30, 2004.

Set forth below is information regarding our principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 152-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the city of Buenos Aires. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Díaz avenues. only a few minutes from downtown city of Buenos Aires and has nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,672 square meters that consists of 17,900 square meters of gross leasable area. The shopping center has a food court with 20 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 647-car pay parking. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps. 1,295 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Frávega, Musimundo, Garbarino and Zara.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 156-store shopping center that opened in October 1995 and is located in the highly populated neighborhood known as Avellaneda, on the southern border of the city of Buenos Aires. Alto Avellaneda has a total constructed area of 97,062 square meters that includes 27,451 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 15-restaurant food court and an outdoor parking lot, Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 573 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Dexter, Frávega, Bingo, Rodo and Garbarino.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 122-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the city of Buenos Aires, within a short drive from downtown City of Buenos Aires. Paseo Alcorta has a total constructed area of approximately 54,670 square meters that consists of 14,829 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 18 restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,500 spaces. Carrefour purchased the space it now occupies but it pays proportional expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 950 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Mc Donald´s, Las Pepas, Musimundo, Kartum and Frávega.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 189-store shopping center located in the city of Buenos Aires. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for city of Buenos Aires. The property was converted into a 116,808 square meter shopping center, with approximately 39,325 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto”, a museum for children. Abasto Shopping is spread out over five levels and has a 2,500-car parking lot. Tenants in Abasto have generated estimated average monthly sales of Ps. 574 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Musimundo, McDonald’s, Zara, Rodo and Hoyts Cinemas,

Patio Bullrich, City of Buenos Aires, Patio Bullrich is a 93-store shopping center located in Recoleta, a popular tourist zone in the city of Buenos Aires a short distance from the Caesar Park and Four Seasons hotels. Patio Bullrich has a total constructed area of 29,106 square meters that consists of 10,882 square meters of gross leasable area. The four-story shopping center includes a 18 restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 228 spaces. Patio Bullrich is one of the highest income shopping center in Argentine. Its estimated average monthly sales of Ps. 992 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Paula Cahen D´anvers, Casa López, Christian Dior, Cacharel Damas and Beauty Shop.

Alto Noa, Salta, Province of Salta. Alto Noa is a 94 store shopping center located in the city of Salta, the capital of the province of Salta. The shopping center consists of 40,248 square meters of total constructed area that consists of 18,818 square meters of gross leasable area and includes a 13-restaurant food court, a large entertaiment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants have generated estimated average monthly sales in of Ps. 229 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Frávega, Slots, Hoyts General Cinema, Repsol Y.P.F. and Supermercado Norte,

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design Center is a 59-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 51% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires city. Buenos Aires Design has a total constructed area of 31,672 square meters that consists of 14,488 square meters of gross leasable area. The shopping center has 4 restaurants, is divided into two floors and has a 178-car parking lot. Tenants in this shopping have generated estimated average monthly sales of Ps. 348 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include OKKO, Barugel Azulay, Bazar Geo, Kalpakian, Hard Rock Café and Morph.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 140-store shopping center located in the City of Mendoza in the Province of Mendoza. It consists of 37,152 square meters of gross leasable area, Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,515 square meters, the Chilean department store Falabella, a food court, an entertainment center and a supermarket which is also a tenant. Tenants in this shopping have generated estimated average monthly sales of Ps. 353 per square meter for the fiscal year 2004. It is owned through APSA’s 18.9% interest in Pérez Cuesta.

Tarjeta Shopping. Tarjeta Shopping is a non banking credit card issued by Tarshop, which is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank, Tarshop originates credit card accounts to encourage customers to purchase goods and services from our shopping centers. Tarjeta Shopping is currently accepted at five shopping malls and an extensive network of supermarkets and stores.

At June 30, 2004 Tarshop recorded total assets of approximately Ps. 40.6 million and a net worth of Ps. 6.9 million. During the year ended June 30, 2004 total net sales of Tarshop amounted to Ps. 30 million, representing approximately 20.9% of APSA’s net sales for the period and recorded a net loss of Ps. 2.8 million. At June 30, 2004 Tarshop had approximately Ps. 94.1 million in credit card accounts receivable, including the securitized portfolio, compared to Ps. 46.4 million at June 30, 2003.

Sales and development properties; Undeveloped parcels of land

Residential development properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In residential communities, we acquire vacant land, develop the infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes, We may also develop or sell portions of land for others to develop complementary facilities such as areas for shopping in the area of the residential developments,

In fiscal year 2004 net sales from the sales and developments sector fell to Ps. 31.1 million, compared to Ps. 47.2 million in fiscal 2003. The uncertainty generated in relation to the exchange rate and the low level of interest rates in the developed nations has encouraged the public to invest in secure assets such as real estate, In spite of the limited stock of property we had available for sale, given the interruption months earlier of the launch of new developments, the factors mentioned have benefited our sales in this sector, allowing us to complete the sale of several projects.

Construction and renovation works on our residential development properties is currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process, We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date, We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction including architectural design are performed by third parties,

Prior to the commencement of construction of a residential project, we conduct an advertising program that continues after the launching of the sales of the units. In addition, we have showcased some of our renovation projects through Casa FOA, a highly visited fundraising exhibition where architects and designers display their work. This exhibition has wide public appeal and has been a successful marketing tool for us,

The following table shows certain information and gives an overview regarding our sales and development properties:

Sales and Development Properties

	Date of acquisition	Estimated Cost / Real Cost (Ps.000) (1)	Area intended for sale (m2) (2)	Total Units or Lots (3)	Percentage constructed	Percentage sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated sales as of June 30 of fiscal years (6) (Ps. 000)			Book Value (Ps. 000) (7)
								2004 (Ps. 000)	2003 (Ps. 000)	2002 (Ps. 000)
Residential apartments
Torres Jardín	07/18/96	56,579	32,339	490	100%	98%	70,028	—	161	2,064	245
Torres de Abasto (8)	07/17/94	74,810	35,630	545	100%	100%	109,245	—	462	—	555
Torres Rosario (15)	—	—	—	—	—	—	—	—	—	—	15,414
Palacio Alcorta	05/20/93	75,811	25,555	191	100%	100%	76,582	—	—	607	—
Concepción Arenal	12/20/96	15,069	6,913	70	100%	99%	11,626	9	100	363	33
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100%	100%	47,467	—	5,305	14,713	—
Other (10)	—	50,196	23,900	184	N/A	99%	57,325	349	3,989	2,756	13

Subtotal	—	308,421	134,825	1,552	N/A	N/A	372,273	358	10,017	20,503	16,260

Residential communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100%	94%	209,554	7,369	14,161	15,086	7,787
Villa Celina I, II & III	05/26/92	4,742	75,970	219	100%	99%	13,952	—	28	(52)	43
Villa Celina IV & V	12/17/97	2,450	58,373	181	100%	100%	9,505	23	—	136	—
Other lands	—	—	—	—	—	—	—	—	—	—	—

Subtotal	—	138,147	1,543,248	1,673	N/A	N/A	233,011	7,392	14,189	15,170	7,830

Land Reserve
Dique 3 (12)	09/09/99	—	10,474	—	—	—	—	—	—	—	25,979
Puerto Retiro (9)	05/18/97	—	82,051	—	—	—	—	—	—	—	46,424
Caballito	11/03/97	—	20,968	—	—	—	—	—	—	—	19,898
Santa María del Plata	07/10/97	—	715,952	—	—	—	—	—	—	—	124,783
Pereiraola (11)	12/16/96	—	1,299,630	—	—	—	—	—	—	—	21,875
Dique 4 (ex Soc del Dique)	12/02/97	—	4,653	—	—	50%	12,310	—	—	—	6,160
Benavidez	11/18/97	—	—	—	—	100%	11,830	11,830	—	—	—
Other (13)	—	—	3,527,493	—	—	—	—	—	—	—	77,931

Subtotal	—	—	5,661,221	—	N/A	N/A	24,140	11,830	—	—	323,050

Other
Piscis Hotel	09/30/02	5,231	—	1	100%	100%	9,912	—	9,912	—	—
Santa Fe 1588	11/02/94	8,341	2,713	20	100%	100%	8,166	—	—	8,166	—
Rivadavia 2243/65	05/02/94	8,166	2,070	4	100%	100%	3,660	—	—	3,660	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	5,931	—	2,313	3,618	—
Constitucion 1159	06/16/94	2,314	2,430	1	100%	100%	1,988	—	1,988	—	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	12,928	4,774	5,626	—	—
Madero 940	31/08/94	2,867	772	1	100%	100%	1,649	—	1,649	—	—
Other properties (14)	—	83,963	40,412	263	100%	91%	102,427	5,903	922	2,226	4,905

Subtotal	—	134,342	55,644	301	N/A	N/A	146,661	10,677	22,410	17,670	4,905

Subtotal	—	580,910	7,394,938	3,526	N/A	N/A	776,085	30,257	46,616	53,343	352,045

Management fees	—	—	—	—	—	—	—	859	625	1,033	—

TOTAL SALES AND DEVELOPMENT PROPERTIES (16)	—	580,910	7,394,938	3,526	N/A	N/A	776,085	31,116	47,241	54,376	352,045

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02/28/03
(6)	Corresponds to the company’s sales consolidated by the RT21 method adjusted for inflation until 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at June 30, 2004, adjusted for inflation at 02/28/03, less allowance for impairment in value, plus recovery of allowances if corresponded.
(8)	Through APSA.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties:, Dorrego 1916 through IRSA, República de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 (fully sold), Yerbal 855, Pampa 2966 and J.M. Moreno 285 (fully sold) through Baldovinos and Alto Palermo Plaza (fully sold) through Inversora Bolívar.(IBSA)
(11)	Directly through IRSA and indirectly through IBSA.
(12)	Through Bs. As. Trade & Finance S.A.
(13)	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through IBSA) and Terrenos Alcorta, Neuquén, Caballito, and the Coto project (through APSA).
(14)	Includes the following properties: Jerónimo Salguero 3133, Sarmiento 517 (through IRSA), Montevideo 1975 (Rosario), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768 and Serrano 250 (fully sold through IRSA).
(15)	Through Alto Palermo S.A.
(16)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.

Apartment and loft buildings

In the apartment building market, we acquire undeveloped properties that are strategically located in densely populated areas of the city of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those that are to be constructed, We then develop multi-building high-rise complexes targeted towards the middle-income market which are equipped with modern comforts and services such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings in disuse that are located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them to their preferences,

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, five minutes from Abasto Shopping. The project originally included four 23-story towers directed towards the middle-income market, however, we decided not to construct Torres Jardín IV. Torres Jardín I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. The complex also includes 295 spaces of underground parking, As of June 30, 2004 there is one apartment and 37 parking spaces pending sale.

Torres de Abasto, City of Buenos Aires. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through APSA and is located one block from Abasto Shopping. The project consists of three 28-story buildings and one 10-story building directed towards the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security project also includes four retail stores on the ground floor of one of the buildings and 311 underground parking spaces, As of June 30, 2004 100% of the complex was sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft residential property that we converted from a former Chrysler factory located in the residential neighborhood of Palermo Chico, one of the most exclusive areas of the city of Buenos Aires, which is a ten minute drive from downtown. The loft area ranges from 60 to 271 square meters. This project is directed towards the upper-income market and it is 100% sold. Palacio Alcorta also has seven retail units and 165 parking spaces,

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in north-central city of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are directed towards the middle-income market.

Alto Palermo Park, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks away from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in the building are targeted towards the upper-income market. The building is also located next to its twin, Alto Palermo Plaza. The buildings are comprised of 3 and 4-room apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294,5 square meters, in the case of Alto Palermo Plaza and each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired from Pérez Companc S.A. As of June 30, 2004 100% of Alto Palermo Plaza were sold,

Residential communities

In the residential communities market, we acquire extensive undeveloped properties located in suburban areas or neighborhoods near the city of Buenos Aires to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads, we arrange for the provision of basic municipal services and amenities such as open spaces, sport facilities and security. We seek to capitalize on improvements in transportation and communication around the city of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities,

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways which significantly reduce traveling time, encouraging a large number of families to move to the new residential neighborhoods. Furthermore, the improvement in public train, subway and bus transportation since their privatization also provides another factor that influences the trend to adopt this lifestyle.

As of June 30, 2004, our residential communities for the construction of single-family homes for sale in Argentina had a total of 83,211 square meters of gross salable area in the Abril, residential communities located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril, is one of our private residential communities. It is a 312-hectare property located near the city of Hudson, approximately 34 kilometers south of the City Buenos Aires, developed into a private residential community for the construction of single family homes directed towards the upper-middle-income market. The property includes 20 neighborhoods subdivided into 1,273 lots consisting of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities, a bilingual school, horse stables and sports centers and the construction of the shopping center was concluded in 1999.

The neighborhoods have been completed and as of June 30, 2004, 94% of the property was sold, 89 homes were under construction and 566 homes were completed,

In March 2003, 40 lots pending with Pulte were sold for Ps. 3,2 million, The payment was made by returning 27 previously purchased lots, amounting to Ps. 2,8 million, and cancelling the balance of Ps. 0,5 million in cash,

Villa Celina, Greater Buenos Aires, Villa Celina is a 400-lot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina, on the southeastern edge of the city of Buenos Aires, a short distance from the intersection of the Ricchieri highway and the Avenida General Paz beltway, We have been developing this property in several stages since 1994. The first three stages represent 219 lots, each measuring 347 square meters on average and the two last stages represent 181 lots, As of June 30, 2004 100% of the residential comunity was sold.

Undeveloped parcels of land

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing, We have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2004, our land reserve totaled 17 properties consisting of approximately 658 hectares (excluding Rosario, Neuquen and Caballito, the ones owned by APSA).

City of Buenos Aires

Puerto Madero Dock 3. Plot “5M”, located in Dique 3, East side of Puerto Madero, comprises 20,947 square meters and is subdivided in three plots. The plots were owned by three different companies: Buenos Trade & Finance Center S.A. (“BAT&FCSA”), Buenos Aires Realty S.A. (“BARSA”) and Argentine Realty S.A. (“ARSA”), We owned 50% of the capital stock of each of the companies, and the other 50% is owned by a company named RAGHSA S.A. (“RAGHSA”),

On August 16, 2002, we signed an agreement with RAGHSA for the redistribution of the plot “5M”. As a result of the redistribution, we own 100% of the capital stock of BAT&FCSA, and have transferred our 50% ownership in ARSA and BARSA, respectively for the benefit of RAGHSA. This agreement has also provided the division and redistribution of the debt held with Corporación Antiguo Puerto Madero S.A. (CAPM), the adjustment of the remaining commitments and obligations also assumed with CAPM and the exchange of the shares issued by the mentioned companies owning the plots making up the 5M site, ARSA, BARSA and BAT&FCSA, respectively.

Puerto Retiro. Puerto Retiro is an 8,2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the city of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own 67% of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), who owns a 50% interest in Puerto Retiro.

Santa María del Plata, Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the city of Buenos Aires nature reserve. The development will be targeted at the high-income market and will include different residential projects, taking advantage of the river and related nautical activities. The plan includes three different housing concepts: high-rise apartment buildings, smaller condominiums and neighborhoods of single-family homes. Common areas for recreation, offices, and a hotel are also included. We propose to look for a partner for the development of this project or to provide assistance through the advance sale of land to finance the cost of the infrastructure. We plan to seek a partner to provide development skills and capital for the development of this project. The framework plan is still pending final approval by the authorities. The public forum on environmental matters has already taken place and we forecast its approval shortly. We plan to launch this project at the end of fiscal year 2004.

Caballito. Caballito is a 2,1 hectare undeveloped property located in the residential neighborhood of Caballito in the City of Buenos Aires, We are considering several alternatives for this property including the development of residential apartment complexes or the sale of this property as it is, Zoning approvals for the development of residential apartments have been obtained. As the plan has not been decided, we do not have an estimated cost and financing method for it,

Caballito, Ferro Project. It is a property of approximately 25,539 square meters in the Buenos Aires city neighborhood of Caballito that APSA purchased in October 1998. This land could be used to build a shopping center like Alto Palermo including a hypermarket. APSA is currently making the final changes to the commercial project, APSA has not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land and cannot at this stage guarantee that this will be granted.

Alcorta Plaza. On June 29, 2001, APSA acquired a plot of land located in Figueroa Alcorta Avenue, in front of Paseo Alcorta Shopping for US$ 4,7 million. This land is located in the neighborhood of Palermo Chico in the city of Buenos Aires. We are working on the commercial project that may involve an office building and/or apartment block.

Cruceros, Dock 2, This is a unique project in Puerto Madero, This residential block of 6,400 square meters will be built alongside the “Edificios Costeros” office buildings, It is aimed at the upper-income segment and most condominium areas have spectacular views of the river, It will be partially financed by means of the advance sale of apartments, The project is at an advanced stage, and sales are expected to start in the next months.

San Martin de Tours, In March 2003 we purchased a plot located in San Martin de Tours street in the Barrio Parque district, the most exclusive residential zone in the city of Buenos Aires. With the signature of the sales contract, a prepayment of U.S. dollars 80,000 was made and at the time of the transfer of the title deed in June 2003, U.S. dollars 230,000 were paid. At that time, a mortgage was set up in favor of Providence for U.S. dollars 750,000 as a guarantee of 25% of the functional units that IRSA must hand over when the building is completed.

We plan to build a high-quality “house-type” residence complex unlike other property available aimed at the high-income segment.

Province of Buenos Aires

Pereiraola, Hudson. We own an 83% interest in Pereiraola S.A., a company, whose principal asset is a 130 hectare undeveloped property adjacent to Abril, We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project.

Benavídez, Tigre. Benavídez is a 98,9 hectare undeveloped land reserve property located in Tigre, 35 kilometers to the north of downtown of the city of Buenos Aires. On May 21 the title deed was executed through which DEESA undertook to pay Inversora Bolívar S.A. US$ 3,980,000, of which US$ 979,537 were paid during the current quarter and the balance of US$ 3,000,463 will be settled with the barter of 110 residential plots that have already been chosen and established in the purchase option contract for Benavidez, included in the contract dated December 3, 2003. On that occasion, DEESA set up a senior mortgage in favor of Inversora Bolívar S.A. on the property in the amount of US$ 3,000,463, in guarantee of compliance of the transaction and handed Inversora Bolívar S.A. US$ 500,000 in guarantee deposit and surety of compliance with each and every obligation assumed. This amount will not accrue interest for DEESA and will be returned as follows: 50% of the balance with the certification of 50% completion, and the remaining 50% with the certification of 90% of completion.

Pilar. Pilar is a 74,0 hectare undeveloped land reserve property located close to the City of Pilar, 55 kilometers to the northwest of downtown of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country, We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan,

Other undeveloped parcels of land in the city of Buenos Aires

Our land reserve property portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The principal properties include Puerto Madero Dock 4 “block 1M” and Merlo,

Other provinces

Rosario Project, City of Rosario, Province of Santa Fe. On August 25, 1998, together with Coto Centro Integral de Comercialización S.A. (“Coto”) our subsidiary APSA acquired a 213,372 square meter development property located in the City of Rosario, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administración de Bienes Ferroviarios (“ENABIEF”) an Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of the national governments properties (subsequently ENABIEF changed its name to Organismo Nacional de Administración de Bienes del Estado -“ONABE”-).

On December 17, 1999, APSA obtained an exclusive title to a part of this property upon which it plan to develop a residential complex, and where we are currently building the Alto Rosario Shopping.

The proposed project is composed of two parts, The first part involves the construction of a shopping center. The second part involves the construction of a residential complex of approximately 50,000 square meters.

Towards the end of 2003, works in Alto Rosario Shopping –the eighth Shopping Center managed by the Company that will be located in the city of Rosario- were begun. In early 2004, in view of the substantial increase in the demand for stores, we decided to extend this undertaking. As a result, the shopping center that initially held 20,000 square meters of leaseable area will have it increased to 29,300 square meters.

Currently, 73.2% of the 138 stores have been reserved. Demand for the remaining stores is also seen to be very active.

The Shopping Center is expected to be inaugurated in November of the present year and will have a leaseable area of 19,297 square meters. The opening of the Coto hypermarket has been scheduled for one month later. The extension of the complex is expected to be inaugurated in the first quarter of 2005. Furthermore, Showcase Cinemas (14 state-of-the-art cinemas with 3,400 seats) will be inaugurated in February 2005.

The shopping center will provide proposals in line with the needs of its public, top-quality entertainment areas and first-class services. As in the case of our other shopping centers, we will seek to ensure our customers are identified with our product.

Including the expansion, the undertaking will require an investment of approximately Ps. 67.5 million (not counting the amount paid for the purchase of the site).

This flow of investments in the area is already having a positive economic impact. It is estimated that 4,000 job positions will be generated by this undertaking, and the community is already noticing an urban revaluation of the area. Investments have been made in road works and repair of facades, and the Company has made donations to improve parks near its premises.

Neuquén Project, Province of Neuquén. On July 6, 1999 we purchased through our subsidiary APSA a 94.6% interest in Shopping Neuquén S.A. (“Shopping Neuquén” or “the Company”) for Ps. 4.2 million. On September 1, 1999 payment was made of Ps. 0.9 million, and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or when the shopping mall it was planned to build on the property owned by Shopping Neuquén was inaugurated, whichever took place first. To date, this payment has not been made.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 100 stores, a hypermarket, a multiplex movie theater, a service station and a luxury hotel.

In June, 2001 Shopping Neuquén filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that Shopping Neuquén will develop.

The extension should be approved by the City Council of the Province of Neuquén, which is the municipal legislative body.

On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 rejecting the application by Shopping Neuquén for a readjustement of the terms for the construction of the undertaking and the authorization to transfer part of the land to third parties. In addition, the rights arising from Ordinance 5178 were declared to have lapsed, and the exchange of contracts for the purchase of the land was deemed void, with the loss of the improvements made in favour of the Municipality of Neuquén, without the right to compensation or any claim by Shopping Neuquén.

In response to the terms of the mentioned Decree, on January 21, 2003 the Company applied for the administrative measure to be revoked, offering and attaching documentary proof of the reasons for such a revocation and requesting authorization for the presentation of a new schedule, prepared on the basis of the current situation and reasonable short and medium-term projections.

The mentioned remedy was rejected by the Municipal authorities by means of Decree No.585/2003, as a result, on June 25, 2003 the Company filed an “Administrative Procedural Action” in the High Court of Neuquén that is currently in process, requesting -among other matters- that Decrees 1437/2002 and 585/2003 issued by the Municipal Mayor be declared null and void.

At June 30, 2004, the Company is negotiating with the Municipality of Neuquén the terms of a framework agreement that will establish the conditions for a reactivation of the development and construction of the commercial undertaking which should then be incorporated to a new Municipal Ordinance that would modify or annul the original one.

In addition, on August 15, 2003, we learnt that 85.75% of the former shareholders of Shopping Neuquén had filed suit against us demanding payment of the balance of the price, plus interest and legal costs.

Although we expect a favorable resolution to the legal proceedings in progress, and we are still negotiating a new agreement with the previous shareholders and the Municipality of Neuquén, we cannot assure that the outcome will be favorable.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel, Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 51% interest in the Hotel Inter-Continental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador, During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C, (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton group,

The following chart shows certain information regarding our luxury hotels:

Hotels properties

Hotel	Date of acquisition	Number of Rooms	Average occupancy % (1)	Avg. price per room Ps.(2)	Accumulated sales as of June 30, of fiscal years (Ps.000) (3)			Book value as of June 30, 2004 (Ps. 000)
					2004	2003	2002
Inter-Continental	11/97	312	64.3%	219	26,079	22,297	23,558	57,447
Sheraton Libertador	03/98	200	70.1%	200	15,650	11,529	15,237	37,795
Llao Llao	06/97	158	71.0%	460	29,566	23,560	18,398	30,827
Hotel Piscis (4)	09/02	—	—	—	—	344	—	—

Total HOTELS (5)		670	67.6%	270	71,295	57,730	57,193	126,069

Notes:

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Corresponds to our total sales consolidated by the R21 method adjusted by inflation until 02/28/03.
(4)	The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.
(5)	Corresponds to the “Hotels” business unit mentioned in Note 4 to the consolidated financial statement.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from the City of San Carlos de Bariloche, and is one of the most important tourist hotels in Argentina, Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993. The building has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of “The Leading Hotels of the World” and is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear, a luxury hotel located in the Recoleta neighborhood of the city of Buenos Aires.

Hotel Inter-Continental, City of Buenos Aires, Hotel Inter-Continental is located in the downtown city of Buenos Aires neighborhood of Monserrat, adjacent to the Inter-Continental Plaza office building. This property was also a part of the acquisition of Old Alto Palermo from Pérez Companc. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 569 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facilitiy with swimming pool. The hotel was completed in December 1994 and has 312 rooms. The hotel is managed by the Inter-Continental Hotels Corporation, a United States Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. Hotel Sheraton Libertador is located in downtown City of Buenos Aires at the corner of the streets Córdoba and Maipú, one block from Galerías Pacífico. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4,7 million to Hoteles Sheraton de Argentina. The hotel is managed by Sheraton Overseas Management Corporation, a United States Corporation.

Hotel Piscis and Valle de Las Leñas. On 18 March 2003 we sold Hotel Piscis and 31% of the share capital and convertible negotiable bonds of Valle de Las Leñas S.A., which had been purchased eight months previously. Valle de Las Leñas is the operator of one of the leading Argentine ski resorts and Hotel Piscis is a five-star hotel located in this tourist resort. The stock was sold for US$ 6.5 million and the hotel was sold for US$ 3.2 million. This transaction represents an extraordinary profit of US$ 5.9 million.

Technology investments in Latin America

Latin American Econetworks N,V,

In July 2000, together with divine InterVentures, Inc,, Dolphin Fund Plc (formerly Quantum Dolphin Plc) and Catanzaro Holding B,V,, we formed Latin American Econetworks N,V,, a holding company organized in the Netherlands Antilles (“LAE”), LAE was conceived as a developer of software, technology and internet-related information network for the technology service suppliers. In connection with the formation, a 11,2% interest in the holding company was issued to us in exchange for US$ 5,3 million in cash.

On November 7, 2001, we sold our ownership in Latin American Econetworks for US$ 5,2 million.

IRSA Telecomunicaciones N,V,

In the fourth quarter of fiscal year 2000, we had invested US$ 3,0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa, a provider of satellite capacity to internet service providers, and Alternativa Gratis, an internet service provider (the “Companies”). At that date, the Companies were development stage companies with no significant operations. Between July 2000 and August 2000, we, together with Dolphin Fund Plc (formerly Quantum Dolphin Plc), increased our respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) we formed IRSA Telecomunicaciones N,V, (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies and (ii) Dolphin Fund Plc (formerly Quantum Dolphin Plc), the previous majority shareholder of the Companies and us contributed our respective ownership interest in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the reorganization, the Companies are now wholly owned subsidiaries of ITNV, Following the reorganization, we held a 49,36% interest in ITNV and Dolphin Fund Plc, held a 20,13% interest in ITNV.

On December 27, 2000, the shareholders of ITNV entered into a shareholders agreement with new investors in ITNV, namely Quantum Industrial Partners LDC and SFM Domestic Investment LLC, under which such new investors contributed US$ 4,0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6,0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; in both cases plus any accrued or declared but unpaid dividends.

Altocity.com.

Altocity.com, is a company engaged in delivering e-commerce services providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base. Altocity.com, is a wholly owned subsidiary of E-commerce Latina S.A., (“E-commerce Latina”), an internet venture between APSA and Telefónica de Argentina S.A. (“Telefónica”), where each of them have a 50% interest. Previously, APSA’s partner in the venture was Telinver S.A. (“Telinver”), a wholly owned subsidiary of Telefónica; but on April 27, 2001 Telinver notified APSA that it had transferred its holdings in E-commerce Latina to Telefónica.

Altocity.Com’s goal is to make the shopping experience informed, quick, interactive and personalized. Altocity.Com primarily derives its revenues from sales of products on its website and to a lesser extent from sales of advertising and sponsorships and a fixed amount charged to retailers.

Altocity.com began operating its web site on June 1, 2000, and by June 30, 2002, had more than 30,000 registred users, an by June 30, 2004 had 55,000 members. The site offers a product supply of approximately more than 20,000 items that are classified into 12 categories such as industry, books, music and home aplpliances.. The site´s (url address) www.altocity.com is visited monthly by approximately 139,809 visitors on average.

In connection with the formation of E-commerce Latina, on December 15, 1999 APSA entered into a shareholders’ agreement with Telinver. On April 27, 2001, Telinver notified APSA that it had assigned that agreement to Telefónica. Pursuant to the shareholders agreement, Telinver contributed to E-commerce Latina US$ 5,0 million upon execution, and an additional US$ 5,0 million on June 15, 2000 in return for its 50% ownership position. APSA contributed intellectual property rights in exchange for its 50% ownership interest. APSA and Telinver made additional capital contributions of US$ 5,0 million each, during April 2001, and agreed to make optional capital contributions to be approved by E-commerce Latina’s board of directors of up to US$ 12,0 million to develop new lines of business, of which 75% is to be contributed by Telinver and 25% is to be contributed by APSA.

The shareholders’ agreement also sets forth the rights and obligations of each party over the operation of E-commerce Latina. The significant provisions of the shareholders agreement include:

•	our obligation to remain as APSA’s controlling shareholder and of Telefónica to control Telinver or any successor;

•	the determination of the election of the members of the board of directors;

•	terms for notices of the shareholders meetings; and

•	certain restrictions on transfers of shares for the first two years, and thereafter reciprocal first refusal and “tag along” rights,

Policies in relation to certain activities

We discuss below our objectives and investment policies in relation to certain other activities. These policies may be modified or revised periodically at the discretion of the Board, without the need for a vote by shareholders.

Investment objectives and policies

We will attempt to achieve these objectives through:

•	the purchase and development of residential properties, mainly with the intention to sell them subsequently;

•	the purchase, development and exploitation of office and retail store buildings not constituting shopping malls, mainly for rental purposes;

•	the purchase, development and exploitation of luxury hotels; and

•	the purchase of reserves of undeveloped land for future development or sale.

Our strategy consists of increasing cash flows and the value of our assets by means of the continuous expansion of our diversified portfolio of properties and assets through the purchase, development and operation of properties, either individually or with partners, in all segments of our commercial activity.

We are able to change existing policies in any of these activities without the need for a shareholders’ vote.

During fiscal 2004 the rental of offices and retail outlets continued to grow strongly, as did the hotel business, which in contrast to previous years recorded an excellent performance thanks to the impulse given to tourism. In this period the residential property market also began to recover, and we have therefore begun to evaluate and develop new undertakings based on own land reserves and those of others, exchanging land for constructed units. The economic recovery has led us to resume business in this segment, which had been halted because of the recession.

In future we expect to continue to concentrate on the rental of offices and retail stores, as well as the exploitation of luxury hotels. Taking advantage of the favorable economic conditions, we also expect to continue with the evaluation and development of residential properties for sale. Historically, the purchase of undeveloped land has been the only activity for which the main objective was to record capital gains, the remaining areas of our company being designed to generate revenue. Nevertheless, in the past we have sold properties belong to other segments, and we expect to continue to do so, with the aim of generating capital gains.

We grant mortgage loans to encourage the sale of units from our development projects. Most of this mortgage portfolio was sold in December 2001, but we have made a small number of new loans since that date.

We may purchase rental property as a long-term investment, or sell such property, in full or in part, when circumstances are favorable. In addition, we can purchase property for development and sale, in full or in part, when circumstances are favorable. We do not have any specific policy with regard to the periods for holding our properties, and we can dispose of them in full or in part whenever it appears suitable. We participate, and may continue to do so, in real estate activities through subsidiary companies or with other Argentine or foreign companies, in the holding of properties through strategic alliances and in other property-sharing associations which we may or may not control. We are currently contemplating the possibility of purchasing additional properties within Argentina.

In the past we have not invested in mortgage portfolios or sold or transferred to third parties our mortgage loans under the financing programs for the purchase of units of the properties we have developed. Nevertheless, as a result of the recent development of a legal framework for the secondary mortgage market in Argentina, we cannot guarantee that we might not participate in such operations in future.

We have in the past securitized loans to third parties in relation to their real estate transactions, and may continue to do so.

Financing policies

In the past we have obtained financing through the issue of shares, the use of debt instruments at fixed and variable rates and short-term lines of credit. We may in future incur in additional borrowing when the Board decides the time is appropriate. Management considers that additional financing may be necessary and will be obtained through a combination of the methods listed above, or through other types of financing, such as mortgages and the issue of asset-backed debt instruments. See “Operating and Financial Review and Outlook.”

34

Other policies

We have issued, and may issue in future senior debt securities. See “Operating and Financial Review and Outlook.” We may also invest in debt securities or shares of other companies not involved in the real estate business. In the last four years we have not issued securities in exchange for properties. Between January and March 1999 we acquired 2,432,932 of our own shares in circulation, and between May and October 2000 we purchased 20,729,472 own shares: The Shareholders’ Meetings held on October 28, 1999 and October 30, 2000 approved the distribution of such shares. In addition, between November 2000 and January 2001 we purchased 4,587,285 of our own shares, which were distributed according to the terms of the shareholders’ meeting dated November 5, 2002. At present we have no intention of repurchasing own shares, unless it is determined that it will be beneficial to our shareholders, and as long as market conditions support such an action, in the context of the powers granted by the by-laws, legislation and applicable regulations.

Dividend Policy

Pursuant to the Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The Board of Directors may declare interim dividends, in which case each Board member and member of the Surveillance Committee will be severally responsible for the return of such dividends if at the end of the fiscal year in which such interim dividends were paid the realized liquid profits were to be insufficient to allow the payment of such dividends. The approval, amount and payment of dividends are subject to the approval of our Annual Ordinary Shareholders Meeting. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

In view of their ability to exercise significant influence over the selection of Board members, our principal shareholders have the power to control the declaration, amount and payment of dividends, subject to Argentine legislation and Company by-laws.

The Board submits the annual report and balance sheet of the Company for the previous fiscal year together with the reports from the Surveillance Committee for the approval of the annual general meeting of shareholders. The annual ordinary shareholders’ meeting called to approve the annual report and financial statements and to determine the distribution of the Company’s net income for the year must be held prior to October 30 each year. Pursuant to the Law of Corporations and our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

•	5% to the legal reserve fund until reaching 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated for the compensation of our directors and members of the supervisory committee; and

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines are distributed.

According rules issued by the Argentine Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered within three months of the holding of the annual general meeting that were to have approved them.

35

If and when our Company declares and pays dividends on its ordinary shares, the holders of global share certificates in the Company, each representing the right to receive 10 ordinary shares (the “GDS”) at the corresponding registration date shall have the right to receive the dividends due on the ordinary shares underlying the GDS subject to the term of the Modified and Ordered Deposit Contract dated December 12, 1994 signed between our Company, The Bank of New York and the eventual holders of the GDSs. Cash dividends are to be paid in pesos, and except in certain circumstances they will be converted by the Depository into dollars at the rate of exchange in force at the date of conversion and shall be paid to the holders of the GDSs net of any commission on the distribution of dividends, costs and conversion charges, taxes and official dues.

In the past, we paid dividends in cash and stock that averaged Ps. 0,11 per share, At our shareholder’s meeting held on October 30, 2000, our sharehoders approved the distribution of 20,729,472 treasury shares on a pro rata basis.

With regard to the fiscal year ended June 30, 2001, there was a loss of Ps. 59,9 million. In order to keep adequate liquidity level, to reduce the outstanding debt and the financial burden, we did not pay any cash dividends.

During fiscal year 2002 the Company reported a loss of Ps. 539.1 million. Consequently, we maintain our policy not to distribute cash dividends. However, the shareholders’ meeting held on 5 November 2002 resolved the distribution of a total of 4,587,285 treasury shares (purchased at an average approximate price of Ps. 2.15 per share) prorated and in proportion to the corresponding shareholdings.

In accordance with certain obligations assumed by our company, there are limitations on the dividends that we can distribute, Under the Unsecured Loan Agreement for US$ 51 millon, our company: (i) shall be able to pay dividends or make any distribution or repurchase of debt or shares except for restricted payments from our subsidiaries to our company, (ii) restricted payments can be made as long as no event of default shall have occurred and be continuing or would occur as a consequence thereof, and no breach of the financial covenants shall have occurred in the calculation period immediately preceding the proposed date of such restricted payment.

The Fourth Supplemental Indenture that governs the terms of the Class 3 Floating Rate Notes for US$ 37.4 million contains the same restrictions on the payment of dividends, although limited to the existence of outstanding Class 3 Floating Rate Notes.

During fiscal year 2003 the Company reported a profit of Ps. 286.4 million, although owing to the restrictions arising from our debt instruments we are prevented from distributing dividends.

Net income for fiscal year 2004 was Ps. 87.9 million. Due to the restrictions described above, we were unable to distribute dividends.

As the shareholders are aware, the Company is temporarily restricted in the distribution of dividends due to the financial commitments assumed. Although we expect to distribute cash dividends in the future, we cannot assure that we will be able to do so.

36

The table that follows presents the dividend payment ratio and the total amount of dividends paid for each fully paid-in common share for the mentioned years. Figures in Pesos are stated in historical Pesos at the corresponding, See “Exchange Rate”.

Payments (1)
Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0,094	0,06	0,154
1996	0,092	—	0,092
1997	0,110	—	0,110
1998	0,060	0,05	0,110
1999	0,076	0,04	0,116
2000	—	0,20	0,204
2001	—	—	—
2002	—	—	—
2003	—	—	—

Note:

(1)	Corresponds to per share payments. To calculate the dividends paid per GDS, the payment per share should be multiplied by ten.

37

SUBSEQUENT EVENTS

These events took place subsequent to June 30, 2004, the year-end closing date:

APSA: Debt repurchase. With the aim of reducing financing costs, on August 5, 2004 Alto Palermo S.A. and Shopping Alto Palermo S.A. repurchased the full amount of their A2 and B” class corporate bonds with a par value of $20.0 million falling due in January 2005. These accrued interest at 8% plus CER adjustment. This redemption required a disbursement of Ps. 10,110,400 by Alto Palermo S.A. and 10,742,299 in the case of Shopping Alto Palermo.

Furthermore, during August APSA repurchased Ps. 1.2 million of its corporate bonds for Ps. 85 million at 14.875% due April 2005, leaving a principal amount of Ps 48.4 million pending settlement.

APSA: debt reduction through the conversion of corporate bonds. Subsequent to June 30, 2004 and through to the date of presentation of these financial statements, APSA bonds were converted, leading to a total debt reduction of US$1.7 million. As a result, 5.1 million shares were issued for a par value of Ps. 1.0. These conversions include those made by IRSA for a total of 1.2 million units, as part of its strategy for maintaining its participation in PASA, after experiencing a dilution in its holdings from conversions made by third parties.

38

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OPERATING

INFORMATION

The following table sets out a brief summary of our financial and operating information at June 30, 2004 and 2003 and for the financial years then ended. This information was taken from our audited consolidated financial statements and their corresponding notes (the “Audited Consolidated Financial Statements”). Since the information disclosed in the following table is a summary, it does not contain all the information disclosed in the Audited Consolidated Financial Statements, which include the corresponding notes.

	As of and for the Year Ended June 30, (1)
	2004 Ps. (000)	2003 Ps. (000)

Sales, leases and services	260,805	236,495
Costs of sales, leases and services	(147,416)	(154,667)
Gross income	113,389	81,828
Selling expenses	(23,033)	(28,555)
Administrative expenses	(50,240)	(45,194)
Torres de Abasto unit contracts´rescissions	—	9
Net gain (loss) in credit card trust	261	(4,077)
Results from operations and holdings of real estate assets	64,343	21,507
Operating income	104,720	25,518
Amortization of goodwill	(2,904)	(6,631)
Financial results, net	10,546	315,301
Equity gain (loss) from related parties	26,653	(14,701)
Other income (expenses), net	(12,591)	(859)
Income before taxes and minority interest	126,424	318,628
Income tax and asset tax	(25,720)	3,529
Minority interest	(12,842)	(35,712)
Income for the year	87,862	286,445

Earning per share basic	0.39	1.37
Earning per GDS basic	3.90	13.70
Earning per share diluted	0.226	0.57
Earning per GDS diluted	2.26	5.70

BALANCE SHEET DATA
Cash and current investments	163,900	232,001
Inventories	30,534	23,854
Mortgages and leases receivable	37,267	39,181
Current assets	261,651	297,476
Non-current investments	524,434	420,373
Fixed asset, net	1,265,666	1,227,639
Total assets	2,202,944	2,081,956
Short-term debt (2)	143,126	96,159
Total current liabilities	256,022	188,738
Long-term debt (3)	468,807	592,104
Total non-current liabilities	772,853	818,726
Shareholders’ equity	959,854	809,186

39

	As of and for the Year Ended June 30, (1)
	2004 Ps. (000)	2003 Ps. (000)
OTRA INFORMACIÓN FINANCIERA
EBITDA(4)	110,553	103,967
Depreciación y amortización	68,519	80,547
Gastos de capital (5)	152,979	42,735
Fondos netos generados por (aplicados a):
Actividades operativas	73,414	93,945
Actividades de inversión	(95,909)	(40,603)
Actividades de financiación	(47,649)	109,439

Notes:

(1)	In thousands of constant Argentine Pesos of June 30, 2003, except for ratios and weighted average number of shares outstanding. Sums may not total due to rounding.
(2)	Includes short-term loans, the current mortgages payable and the current portion of the seller financing.
(3)	Includes long-term loans, non-current mortgages payable and the non-current portion of the seller financing.
(4)	EBITDA is net income plus, when previously deducted, expenses for consolidated interest, consolidated income tax, consolidated depreciation, consolidated amortization of intangibles and losses derived from operations and holdings of real estate and other non-monetary items that reduce or increase net income, plus cash dividends received from non-consolidated subsidiaries less any income derived from the valuation of investments in affiliated companies using the equity method of accounting and minority interests. EBITDA should not be considered as an alternative to (i) net income as an indicator of the Company’s operating return, or (ii) the flow of funds of the operating activities of our Company, as an indicator of liquidity. Does not include income from subsidiaries.
(5)	Includes the purchase of inventories, fixed assets and long-term investments.

40

OPERATING AND FINANCIAL REVIEW AND OUTLOOK

The following analysis should be read together with the consolidated financial statements of our Company and their notes. For the purposes of the following analysis, our reference to “Consolidated Audited Financial Statements” relates to our consolidated audited financial statements and our notes corresponding to the fiscal years ended June 30, 2004 and 2003.

Variability of results

A principal source of our revenue is rental income derived from leases of office and retail properties and sales of developed properties, Nevertheless, our historical revenues have varied from period to period depending upon the timeliness of sales of properties, No assurance can be given that our period to period results of operations will not continue to vary as a result of periodic property sales.

Consolidation

The Company has consolidated its Balance Sheets at June 30, 2004 and 2003, and the statements of income and cash flow for the years ended June 30, 2004 and 2003 line by line with the financial statements of its controlled companies, following the procedure established in Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Balances and significant transactions with controlled companies have been eliminated in the consolidation.

Certain information amounts in the financial statements at June 30, 2003 were reclassified for disclosure on a comparative basis with those for the year ended June 30, 2004.

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date,

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through to September 30, 2003, At March 31, 2004 however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

41

Revenue recognition

We primarily derive our revenues from domestic office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries.

Development and sale of properties. We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements by advancing us approximately 5% of the purchase price and agreeing to advance an additional 20% of the purchase price in equal installments over an agreed upon construction period. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We record revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence of the buyer’s initial capacity and commitment to pay for the property;

•	our receivable is not subject to future subordination; and

•	we have transferred to the buyer the risk of ownership, and do not have a continuing involvement in the property.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price, We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i,e,, the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded, This is recorded as a customer advance in the financial statements.

42

Leases and services from office and other buildings. Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis, Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets,

Leases and services from shopping center operations. Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales which generally ranges between 4% and 8% of tenant’s gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease, Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, our lease agreements vary from 36 to 120 months, Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations, Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

Credit card operations. Revenues derived from credit card transactions consist of commissions and financing income, Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

Hotel operations. We recognize revenues from our rooms, catering, and restaurant facilities as earned on the close of business each day,

Rental property depreciation

We compute depreciation using the straight-line method over an estimated useful life of 50 years for buildings, ten years for facilities, five years for furniture and other equipment and three years for computer equipment, all of which are judgmental determinations. These determinations may prove to be different than the actual life of the properties.

43

Effect on us of devaluation and economic crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina, Due to a four-year-old recession, the Argentine economy has deteriorated sharply,

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decreased by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001, During the second half of 2001. Argentina´s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10,9% as compared to 2001. In 2003, the economy began to recover, closing the year with year-on-year growth of 11.7%. It is estimated that in 2004 the GDP will increase 7.1% in comparison with 2003.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision, On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1,4 to US$ 1,0 and all other transactions will be settled at a floating market rate depending on supply and demand, This new legislation has a material adverse impact on our financial position and the results of our operations, in fiscal year 2002, which was partially offset during fiscal year 2003 and 2004.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by Argentine government have substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ figures published by the Ministry of Economy of Argentina:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.3%	-5.3%
2000	-1.1%	4.4%
2001	-0.3%	-1.6%
2002	28.4%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%

The Public Emergency Law authorizes the executive branch to establish the system which will determine the new exchange ratio between the Peso and foreign currencies, and to approve the corresponding monetary regulations. The devaluation of the Peso by the executive branch creates a significant risk that inflation will increase materially, and we have no means of hedging and protecting ourselves from the risks of inflation.

Effects of interest rate fluctuations

We are highly leveraged and are materially affected by interest rate fluctuations. An increase in interest rates may significantly increase our financial costs and materially affect our financial condition and our results of operations.

44

Effects of foreign currency fluctuations

Since April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina, This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar. Therefore, during financial year 2001 and the subsequent interim period, exchange fluctuations were reduced to a minimum level.

The primarily economic change announced by Duhalde’s Administration in January 2002 was the devaluation of the Peso, A portion of our financial debt is denominated in U.S. dollars, Foreign currency exchange rate depreciation significantly increases the risk of default on our U.S. dollar- denominated liabilities, as almost all of our revenues are denominated in Pesos and will therefore experience a relative increase in our U.S. dollar-denominated liabilities compared to our Peso-denominated revenues, Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar- denominated liabilities, Also, fluctuations in the exchange rate between the Peso and the U.S. dollar may adversely affect the U.S. dollar equivalent of the Peso price of our common shares on the Bolsa de Comercio de Buenos Aires, and as a result are likely to affect the market price of our GDS in the United States.

Suspension of the application of section 206 of the Law of Corporations No. 19,550

At June 30, 2002, the negative results recorded by our us absorbed more than 50% of capital and reserves, Section 206 of the Law of Corporations No. 19,550 establishes mandatory capital reduction when such a situation exists, However, in view of the crisis that Argentina is undergoing, Decree No.1269 suspended the application of this section until December 10, 2004.

Operating costs and expenses

Allocation of selling expenses to business segments

Selling expenses related to the shopping centers, hotels segments are directly allocated to such segments because such segments are individually managed and clearly identifiable. The remaining selling expenses are allocated among the development and sale of properties and offices and other non-shopping center rental properties segments, excluding those located in shopping centers, based on the cost center which incurred the selling expense.

Allocation of administrative expenses to business segments

Administrative expenses (other than those expenses we incurred for the benefit of all the business segments) related to our shopping centers, hotels and International business segments are directly attributable to such segments because such segments are individually managed and are clearly identifiable. Administrative expenses include management fees paid, if any, to the managers of such segments. The remaining administrative expenses are allocated to the different segments, based on the cost center in which they are incurred, as follows:

•	administrative expenses related to all business segments, as those corresponding to the board of directors, are allocated among each segment pro rata on the basis of their respective assets;

•	administrative expenses incurred by certain departments associated with specific segments are allocated to such segments; and

•	70% of the remaining administrative expenses are allocated to the development and sale of properties segment, and 30% to the offices and other non-shopping center rental properties segment.

45

Allocation of results from the rescinding of towers

These results derive from the rescinding of purchase agreements for units in Torres de Abasto in APSA and are allocated to “Sales and Developments”,

Allocation of profits from our interest in the Tarjeta Shopping trust funds

This allocation of profits stems from the partnership interest of Alto Palermo in the Tarjeta Shopping trust funds, These profits have been allocated to the “Shopping Centers” segment,

Allocation of results from operations and the holding of real estate assets

These results are allocated to the segment that generates them,

Allocation of the goodwill depreciation

This includes mainly the depreciation of goodwill stemming from the acquisition of the Alto Palermo subsidiaries and of our own goodwill as a result of the purchase of stock in Alto Palermo, and is allocated to the “Shopping Centers” segments,

Allocation of other expenses and net income to business segments

Financial Results, Net. Includes interest income, interest on discount of assets and liabilities, gain (loss) on financial operations, financing expenses, gain (loss) on exposure to inflation, exchange differences and miscellaneous income (expense) allocable to each segment, as described below:

Income from financial operations, Only income related to Shopping Centers and Hotels were segregated by segment, as in these cases each of them manages the financial surplus recorded. The remaining amounts are recognized under “Financial Operations and Others” as they are not directly related to any specific segment,

Interest income, interest on discount of assets and liabilities and financing expenses, Only the results generated by APSA and Hotels are recorded in the Shopping Centers and Hotels segments. The remaining results are prorated among Sales and Development, Offices and Others, Hotels, Shopping Centers and in the column “Financial Operations and Others” in proportion to the corresponding assets,

REI and exchange differences, discounts and sundry. In the case of Shopping Centers and Hotels, they are charged to the segments giving rise to them. The remaining items are recorded in the column “Financial and Other operations” as they are not directly related to any segment,

Result of corporations under section 33 of Law No. 19,550, Applicable to the corresponding segments, Results generated by investments in corporations carrying out activities not falling under any of our segments of activity are recorded under “Financial and Other operations”,

Other income and expenses, net, Only those associated to Shopping Malls and Hotels are segregated by segment. The remaining items are recorded in the column “Financial and Other operations” as they are not directly related to any segment,

46

Minority interest, This result is applied to the segment of the company that generates it,

Income tax and minimum notional income tax, The corresponding income tax is applied to each segment,

Business Segment Reporting

We have determined that our reportable segments are those that are based on our method of internal reporting. Accordingly, we have five reportable segments. These segments are development and sales of properties, office and other non-shopping center rental properties, shopping centers, hotel operations, international, financial operations and others, The consolidated financial statements were prepared in accordance with the procedure established by Technical Resolution No. 21 of the F.A.C.P.C.E., which requires the consolidation of every line of the Balance Sheet as of 30 June 2004 and 2003 of our company, the financial statements and Statements of Financial Position for the twelve-month periods ending on those dates, with the financial statement of those companies in which the we have direct or indirect decisive voting power.

A general description of each segment follows:

Development and sale of properties. This segment includes the operating results of our construction and ultimate sale of residential buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results of our lease and service revenues of office space and other non-retail building properties from tenants.

Shopping centers. This segment includes the operating results of our shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions which consist of commissions and financing income.

Hotel operations. This segment includes the operating results of our hotels principally comprised of room, catering and restaurant revenues.

Financial operations and Others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. For the fiscal year 2001 and the nine months period ended March 31, 2002, this segment also includes the loss in our equity investees relating to Internet, telecommunications and other technology-related activities.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net segment income.

47

The following tables show certain operating data by business activity:

	For the fiscal year 2004 (in millions of Pesos) (1)
	Development and sale of properties	Offices and other	Shopping centers	Hotel operations	Financial operations and others	Total
Sales, leases and services	31.1	15.1	143.3	71.3	—	260.8
Costs of sales, leases and services	(26.6)	(8.3)	(72.4)	(40.0)	—	(147.4)
Gross income	4.5	6.9	70.8	31.2	—	113.4
Selling expenses	(4.0)	(0.1)	(10.9)	(8.2)	—	(23.0)
Administrative expenses	(6.7)	(4.3)	(23.6)	(15.6)	—	(50.2)
Torres de Abasto unit contracts´ rescissions	—	—	—	—	—	—
Net gain in credit card trust	—	—	0.3	—	—	0.3
Results from operations and holdings of real estate assets	7.0	27.7	26.9	2.7	—	64.3

Operating income	0.9	30.2	63.5	10.1	—	104.7

Amortization of goodwill	—	—	(2.9)	—	—	(2.9)
Financial results, net	(6.1)	(6.2)	(13.5)	(4.9)	41.4	10.5
Equity (loss) gain from related parties	(0.2)	—	(1.1)	—	28.0	26.7
Other income (expenses), net	—	—	(4.8)	(2.1)	(5.7)	(12.6)
Income before taxes and minority interest	(5.5)	24.0	41.1	3.1	63.6	126.4
Income tax and asset tax	(0.5)	(3.3)	(16.3)	(3.1)	(2.6)	(25.7)

Minority interest	0.4	(1.3)	(9.3)	(2.7)	—	(12.8)

(Loss) income for the year	(5.5)	19.5	15.5	(2.7)	61.0	87.9

Total assets	355.2	331.2	1,051.5	138.5	326.6	2,202.9

(1)	Sums may not total to rounding.

48

	For the fiscal year 2003 (in millions of Pesos) (1)
	Development and sale of properties	Offices and other	Shopping centers	Hotel operations	Financial operations and others	Total
Sales, leases and services	47.2	17.8	113.8	57.7	—	236.5
Costs of sales, leases and services	(47.1)	(9.1)	(67.1)	(31.4)	—	(154.7)
Gross income	0.1	8.7	46.7	26.4	—	81.8
Selling expenses	(4.0)	(0.1)	(17.6)	(6.9)	—	(28.6)
Administrative expenses	(6.1)	(4.4)	(21.4)	(13.3)	—	(45.2)
Net loss in credit card trust	—	—	(4.1)	—	—	(4.1)
Results from operations and holdings of real estate assets	12.9	(1.9)	10.5		—	21.5

Operating income	3.0	2.3	14.1	6.2	—	25.5

Amortization of goodwill	—	—	(6.6)	—	—	(6.6)
Financial results, net	(2.1)	(2.1)	83.3	11.1	225.2	315.3
Equity (loss) gain from related parties	(0.3)	—	(12.1)	—	(2.3)	(14.7)
Other income (expenses), net	—	—	13.3	(3.7)	(10.4)	(0.9)
Income before taxes and minority interest	0.5	0.2	92.0	13.5	212.4	318.6
Income tax and asset tax	5.1	(1.4)	(35.2)	(4.2)	—	(35.7)
Minority interest	0.7	(1.0)	(46.8)	1.4	49.2	3.5

Income (loss) for the year	6.3	(2.2)	10.0	10.7	261.6	286.4

Total assets	342.9	293.4	1,044.2	138.8	262.7	2,082.0

(1)	Sums may not total to rounding.

49

Results of Operations for the fiscal years ended June 30, 2004 and 2003.

Sales

Sales increased 10.3% from Ps. 236.5 million for the fiscal year ended June 30, 2003, to Ps. 260.8 million for the fiscal year ended June 30, 2004. This increase reflects an increase in the income from the Shopping Center and Hotels segments, partially absorbed for a decrease in income from the Development and Sales properties and Offices and other non-shopping center rental properties segments.

Development and Sale of Properties. Sales from development and sale of properties decreased 34.1%, from Ps. 47.2 million for the fiscal year ended 30 June, 2003, to Ps. 31.1 million for the fiscal year ended June 30, 2004. The decrease in sales in the development and sale of properties segment was attributable to: (i) the Ps. 9.7 million decrease drop in sales of housing units principally of Alto Palermo Park owing to the completion of the sale of this project during the prior year; (ii) the Ps. 6.8 million decrease principally in sales from the residential communities of Abril, which decrease 50%; (iii) the Ps. 11.7 million decrease in sales of other properties to the non-recurrent sale in the year of the Hotel Piscis for Ps. 9.9 million, decreases partially compensated to the sale in the current year of Benavidez.

Offices and Other. Sales from Offices and Other decreased 14.8%, from Ps. 17.8 million during the fiscal year ended June 30, 2003, to Ps. 15.1 million during the fiscal year ended June 30, 2004. This decrease is mainly due to a 14.7% decrease in revenues from office rents, from Ps. 16.2 million in the fiscal year ended June 30, 2003, to Ps. 13.8 million in the fiscal year ended June 30, 2004. This decrease in sales is attributed to (i) the decrease in monthly rental income during the current year, especially in Intecontinental Plaza Tower for Ps. 1.5 million and Laminar Plaza for Ps. 0.6 million, instead of an increase in occupancy rate, and (ii) the sale of three floors and severals parking spaces of Madero 1020, generating lower leases of Ps. 0.6 million. This decrease was partially offset by an increase of Ps. 0.4 million by the rental of Edificios Costeros by an average occupancy level from 63% to 98%.

Shopping Centers. Income from Shopping centers increase 25.9 % from Ps. 113.7 million during the fiscal year ended June 30, 2003, to Ps. 143.2 million during the fiscal year ended June 30, 2004. The increase in attributed principally to an increase of 27.5% in income from leases and services from Ps. 88.8 million to 113.2 million, and an increase of 20.5% from Tarjeta Shooping ´s sales from Ps. 24.9 million to Ps. 30.0 million. The percentage of occupancy rates of our Shopping centers increased from 96% during the fiscal year 2003 to 99% during the fiscal year 2004.

Hotels. Sales from hotels increased 23.5%, from Ps. 57.7 million for the fiscal year ended June 30, 2003 to Ps. 71.3 million for the fiscal year ended June 30, 2004, due to an increase in average price per room from Llao Llao, and an increase in average occupancy in all our hotels, from 57% during the fiscal year 2003 to 68% during the fiscal year 2004. Sales from Hotel Sheraton Libertador increased by Ps. 4.1 million, sales from the Hotel Intercontinental increased by Ps. 3.8 million and sales from Hotel Llao Llao increased by 6.0 million. Furthermore, during the previous fiscal year we recognized sales from the Hotel Piscis for Ps. 0,3 million.

50

Costs

Total costs decreased 4.7%, from Ps. 154.7 million during the fiscal year ended June 30, 2003 to Ps. 147,4 million for the fiscal year ended June 30, 2004. This variation is mainly due to the net impact of (i) an increase in costs in the Shopping centers and Hotels to an increase in sales of this business units (ii) a decrease in costs in the Development and sale and Offices and other non-shopping rental properties as a consequence of the decreased of sales. Total costs as a percentage of sales decreased from 65.4% for the fiscal year ended June 30, 2003 to 56.5% for the fiscal year ended June 30, 2004.

Development and Sale of Properties. Costs related to Development and Sale decreased 43.4%, from Ps. 47.1 million in the fiscal year ended June 30, 2003 to Ps. 26.6 million for the fiscal year ended June 30, 2004 as a result of a decrease in sales. Costs relating to Development and Sale as a percentage of sales from the segment decreased from 99.7% during the fiscal year ended June 30, 2003 to 86.4% during the fiscal year ended June 30, 2004.

Offices and Other. Costs of Offices and Other decreased 9%, from Ps 9.1 million during the fiscal year ended June 30, 2003 to Ps. 8.3 million during the fiscal year ended June 30, 2004 due to a decrease in sales. The main component of cost of offices is represented by the depreciation of leased properties.

Shopping Centers. Costs related to Shopping centers increased 8.0% from Ps. 67.1 million in the fiscal year ended June 2003 to Ps. 72.4 million in the fiscal year ended June 30, 2004. This increase due to: (i) an increase of 2.5% in leases and services costs mainly because of the higher cost of car-ports from changes and increases in the number of personnel and an increase in security and clearing costs; and to a leases extent, because of (a) an increased depreciation charge; (b) an increase in maintenance and repair costs that enable us to make changes to the areas to be leased; and (c) an increase in condominium expenses not recovered because of the decision not to pass on the total amount of the increase in shared expenses to our tenants; and (ii) the cost from credit card operation increased by 43.6% as a result of which we increased personnel in to the new customer volumes.

Hotels. Costs from hotel operations increased 27.7%, from Ps. 31.4 million during the fiscal year ended June 30, 2003 to Ps. 40.0 million during the fiscal year ended June 30, 2004, primarily due to the increase in sales. Costs of hotels are primarily composed of depreciation, food and beverages, salaries and social security contributions. Costs relating to hotel operations as a percentage of sales from the segment increased from 54.3% during the fiscal year ended June 30, 2003 to 56.2% during the fiscal year ended June 30, 2004.

Gross Profit

As a result of the foregoing, the gross profit increased 38.6%, from Ps. 81.8 million during the fiscal year ended June 30, 2003 to Ps 113.4 million during the fiscal year ended June 30, 2004.

Selling Expenses

Selling expenses decreased 19.3%, from Ps. 28.6 million during the fiscal year ended June 30, 2003 to Ps. 23.0 million during the fiscal year ended June 30, 2004, primarily due to in the net effect to (i) a decrease in sales and developments and offices and other selling expenses and (ii) the increase in Shopping Centers and hotels selling expenses. Selling expenses as a percentage of sales decreased from 12.1% during the fiscal year ended June 30, 2003, to 8.8% during the fiscal year ended June 30, 2004.

51

Development and Sale of Properties. Selling expenses from Development and Sales decreased 1.6%, from Ps. 4.0 million during the fiscal year ended June 30, 2003 to Ps. 3.9 million during the fiscal year ended June 30, 2004, as a consequence of the decrease in sales operations during this fiscal year generating less direct selling expenses. The main components of selling expenses of Development and Sale are commissions and expenses from sales, advertising and gross sales tax.

Offices and Other. Selling expenses relating to Offices and Other decreased 32.5%, from Ps. 0.1 million during the fiscal year ended June 30, 2003 to Ps. 0,05 million during the fiscal year ended June 30, 2004.

Shopping Centers. Selling expenses relating to Shopping centers decreased 38.2% from Ps. 17.6 million during the fiscal year ended June 30, 2003 to Ps. 10.9 million during the fiscal year ended June 30, 2004. The decrease was mainly due to: (i) a decrease in the allowance for doubtful accounts by 100%, from Ps. 10.3 million during fiscal year 2003 to zero during fiscal year 2004, in view of the improvement during the year in collection activities by our shopping center; this has been partly offset by: (i) an increase in the gross sales tax of 36%, from Ps. 4.4 million during the fiscal year ended June 30, 2003 to Ps. 6.0 million during 2004, from similar increase in our sales; (ii) a 78.7% increase in advertising expenses, from Ps. 1.5 million during fiscal year 2003 to Ps. 2.6 million in fiscal year 2004; and (iii) an 85 % increase in the cost of personnel, from Ps. 1.2 million during fiscal year 2003 to Ps. 2.2 million during fiscal year 2004.

Hotels. Selling expenses relating to Hotels operations increased 18.8% from Ps. 6.9 million during fiscal year 2003 to Ps. 8.1 during fiscal year 2004, manly due to an increase in advertising expenses and an increase in the gross sales tax as a consequence to an increase in sales.

Administrative Expenses

Administrative expenses increased 11.2%, from Ps. 45.2 million during the fiscal year 2003 to Ps. 50.2 million during the fiscal year 2004, due to an increase in administrative expenses relating to all our business units, except Offices and Other segment which decreased suddenly. The main components of administrative expenses are salaries and social security, fees, and compensation for services and depreciation and amortization.

Development and Sale of Properties Administrative expenses of Development and Sale of properties increased 9.5%, from Ps. 6.1 million during the fiscal year ended June 30, 2003 to Ps. 6.7 million for the fiscal year ended June 30, 2004, primarily due to (i) a Ps. 1.0 million increase in salary, social security, and depreciation; and (ii) Ps. 0.4. million decrease in Directors fees. A decrease in constant values of expenses such as salaries, fees and services. Administrative expenses of Development and Sale of properties as a percentage of income from this segment increased from 12.9% during the fiscal year ended June 30, 2003 to 21.5% during the fiscal year ended June 30, 2004.

Offices and Other. Administrative expenses of Offices and Other decreased 1.8%, from Ps. 4.4 million during the fiscal year ended June 30, 2003 to Ps. 4.3 million during the fiscal year ended June 30, 2004.

Shopping Centers. Administrative expenses of Shopping centers increased 10.5%, from Ps. 21.4 million during the fiscal year ended June 30, 2003 to Ps. 23.6 million during the fiscal year ended June 30, 2004, basically as a result of the increase in salary, bonuses, social and security contributions, fees and payments for services and taxes.

52

Hotels. Administrative expenses of Hotels increased 17.2%, from Ps. 13.3 million for the fiscal year ended June 30, 2003 to Ps. 15.6 million during the fiscal year ended June 30, 2004, basically due to the Ps. 1.2 million increase in Hotel Llao Llao as a consequence of the increase in taxes, services and salaries; and the Ps. 0.9 million increase in Sheraton Libertador hotels, as a consequence of the increase in fees and services. Administrative expenses of Hotels as a percentage of sales from hotel operations decreased from 23.1% during the fiscal year ended June 30, 2003 to 21.9% during the fiscal year ended June 30, 2004.

Gain on Purchasers’ Rescissions of Sales Contracts

This result stems from Alto Palermo as a result of the consolidation with this company as from fiscal year 2003 and arises from the rescission of Torres de Abasto sales contracts. This result registred a 100% decrease from Ps. 0,009 million during fiscal year 2003 to zero during fiscal year 2004.

Loss in Credit Card Trust

This result stems from interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trust. The results of Credit card trust registered an important increase from a loss of Ps. 4.1 million during fiscal year 2003 to a profit of Ps. 0.3 million during fiscal year 2004.

(Loss) Gain from Operations and Holdings of Real Estate Assets, net

The results from operations and holdings of real estate assets, net, varied from one year to another, showing a gain of Ps. 42.8 million, having recovered from a gain of Ps. 21.5 million for the fiscal year ended June 30, 2003 to a gain of Ps. 64.3 million for the fiscal year ended June 30, 2004. The gain generated during fiscal year 2004 is mainly attributed to the net impact of (i) the gain of Ps. 64.3 million attributed to the net recovery of the allowance for the impairment of real estate during fiscal year 2004 in comparison to the gain of Ps. 11.4 million recorded in fiscal year 2003, and (ii) The lack of recurrence of the sale of stock in Valle de las Leñas for approximately Ps. 10.0.

Operating Income

As a result of the foregoing, the total operating income increased from a profit of Ps. 25.5 million during the fiscal year ended June 30, 2003 to a profit of Ps. 104.7 million during fiscal year 2004.

Development and Sale of Properties. Operating results from Development and Sales of properties decreased 70.9% from a profit of Ps. 3.0 million during the fiscal year ended June 30, 2003 to a gain of Ps. 0.9 million for the fiscal year ended June 30, 2004.

Offices and Other. Operating results from Offices and Other increased from a profit of Ps. 2.3 million during the fiscal year ended June 30, 2003 to a profit of Ps. 30.3 million for fiscal year 2004.

Shopping Centers. Operating results from Shopping Centers increased from a profit of Ps. 14.1 million during fiscal year 2003 to a profit of Ps. 63.5 million during fiscal year 2004.

Hotels. Operating results from hotels increased 64.2% from a profit of Ps. 6.2 million during fiscal year 2003 to a profit of Ps. 10.1 during fiscal year 2004.

53

Amortization of goodwill

The loss reported under this heading mainly includes (i) the amortization of goodwill stemming from the acquisition of Alto Palermo subsidiaries: Shopping Alto Palermo S.A. (SAPSA), Fibesa and Tarshop S.A.; and (ii) the amortization of our own goodwill from the purchase of stock in Alto Palermo during current fiscal year. The amortization of goodwill decreased 56.2% from a loss of Ps. 6.6 million during fiscal year 2003 to a loss of Ps. 2.9 million during fiscal year 2004, with the largest positive amortization that reduced the loss arising from new goodwill during the year, such as described in point (ii).

Financial Results, net

Total results on the financing of assets showed a variation of Ps. 304.8 million, from a gain of Ps. 315.3 million during the fiscal year ended June 30, 2003 to a gain of Ps. 10.5 million during the fiscal year ended June 30, 2004. The main reasons for this variation were: (i) the exchange difference loss with regard to the previous year amounting to Ps. 201.7 million, owing to the depreciation of the Peso to the U.S. dollar from 2.80 in 2003 to 2,958 in 2004; (ii) the Ps. 39.1 million loss on the financing of assets as compared with the previous year, minly due to lower results generatd by Alto Palermo from exchange differences and from derivatives due to the 5.6 % depreciation of the peso with respect to the dollar, considering that in 2003 the value of the currency had a reverse behavior, appreciating by 26%. This depreciation negatively affected the value of the interest rate swap; (iii) the lower discounts obtained this year amounting to Ps. 7.2 million for the purchase of loans with HSBC abroad in comparison with the previous year in which the discounts obtained during fiscal year 2003 amounting to Ps. 36,9 million through the prepayment of the debt with GSEM for approximately Ps. 26,0 million and from the accounting measurement as at June 30, 2004 of the debt with HSBC as compared with the amount settled subsequent to the financial closing date, which generated a discount of Ps. 10,7 million accorging with Argentine GAAP; (iv) the Ps. 32,1 million gain obtained during fiscal year 2003 as a result of the adjustment made to our liabilities to fair market value at the established 8% annual market rate, changing the value of these debts which previously had a book value calculated at the rate in force at the time of refinancing; and (v) lower financing expenses of Ps. 5 million resulting from the repurchase of the loans with HSBC banks in Argentina and abroad and the conversions made by holders of our negotiable obligations.

Equity (Loss) gain from related parties

The net results derived from affiliated companies recorded a gain of Ps. 41.4 million changed, from a loss of Ps. 14.7 million during the fiscal year ended June 30, 2003 to a gain of Ps. 26.7 million during the fiscal year ended June 30, 2004. This increase is mainly due to: (i) the gain of Ps. 30.1 million recorded in current year because of the change of criterion of valuation in Banco Hipotecario from net realization value to proportional equity value, and (ii) the lack of recurrence of the loss of Ps. 11.0 million from our investment of Alto Palermo, Perez Cuesta and E-Commerce Latina, loss that changed from a loss of Ps. 12.1 million during fiscal year 2003 to Ps. 1.1 million during fiscal year 2004.

Other (Expenses) Income, net

The Other income (expenses), net increased of Ps. 11.7 million, from a loss of Ps. 0.9 million during the fiscal year ended June 30, 2003 to a loss of Ps. 12.6 million during the fiscal year ended June 30, 2004, primarily due to the net fluctuation generated by (i) the lack of recurrence of the gain of Ps. 13,0 million obtained from the repurchase of Negotiable Obligations of Alto Palermo in the open market and (ii) the gain of Ps. 2.3 million as compared the previous year due to lower lawsuits.

54

Ordinary gain (loss) before Minority Interest and Taxes

As a result of the foregoing, the net gain (loss) before the minority interest and taxes increased, from the gain of Ps. 318.6 million during the fiscal year ended June 30, 2003, to a gain of Ps. 126.4 million during fiscal year 2004.

Minority Interest

The minority interest decreased 64% from a loss of Ps. 35.7 million during fiscal year 2003 to a loss of Ps. 12.8 million during fiscal year 2004, mainly due: (i) the drop in our minority interests in Alto Palermo and of Alto Palermo in its subsidiaries, which decreased from a Ps. 35.2 million loss during the financial year ended June 30, 2003 to a Ps. 9.3 million loss during the year ended June 30, 2004 and (ii) the reduction of our minority interests in Palermo Invest, which decreased from a Ps. 3,7 million gain during the previous year to a Ps. 0,8 million loss during the current year.

Income Tax and Asset Tax

Income tax decreased by Ps. 29.2, from a gain of Ps. 3.5 million during the fiscal year ended June 30, 2003, to a loss of Ps. 25.7 million during the fiscal year ended June 30, 2004. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The variation loss of Ps. 29.2 million is mainly due to the net impact of (i) the difference in the income tax charge corresponding to IRSA which represented a loss of Ps. 52.6 million, having moved from a gain of Ps. 48.9 million corresponding to the asset tax for the year 2003 which includes a gain of Ps. 49,9 million from deferred taxes and a loss of Ps. 1,0 million from the asset tax, to a loss of Ps. 3.7 million during fiscal year 2004 from asset tax, (ii) the income tax charge for Alto Palermo, by Ps. 30.5 million, from a loss of Ps. 46.8 million during the fiscal year ended June 30, 2003 to a loss of Ps. 16.3 million during the fiscal year ended June 30, 2004 and (iii) the income tax charge for Llao Llao by Ps. 4.3 million (loss) in both fiscal years.

Net income (loss) for the year

As a result of the foregoing, the net income for the year showed an improvement from a gain of Ps. 286.4 million during the fiscal year ended June 30, 2003 to a gain of Ps. 87.9 million during the fiscal year ended June 30, 2004.

Our indebtedness

On November 15, 2002, we signed a Framework Refinancing Agreement (the “Framework Refinancing Agreement”) and on November 21 that year we completed the transaction with the six creditor banks (Banca Nazionale del Lavoro, BankBoston, Banco Ciudad, HSBC, Banco Itaú and Banco Nación) to refinance the Syndicated Loan Agreement of US$ 80,0 million and the Class 2 Floating Rate Notes amounting, at that time, to US$ 37,0 million through the following schedule:

•	US$ 13,6 million were paid in cash, reducing the principal;

•	US$ 15,0 million were swapped for Convertible Notes at a rate of 8% and maturing in the year 2007, subscribed by Bank Boston in a swap for the old debt;

•	US$ 37,4 million in Secured Class 3 Floating Rates Notes (the “Class 3 Floating Rate Notes”) with a 90-day LIBOR rate plus 200 base points and maturing in the year 2009, These notes are secured by a first mortgage drawn out on some of our properties for an amount equivalent to 50% of the debt; and

55

•	US$ 51,0 million Unsecured Loan Agreement (the “Unsecured Loan Agreement”) expiring in the year 2009, 69% of this loan accrues interest at a ninety-day LIBOR rate plus 200 base points, whereas the remainder accrues interest at a phased fixed rate starting at 5,5% and reaching 6,5%,

The offer of Convertible Notes into our ordinary shares was successfully completed on November 21, 2002, for a total amount of US$ 100 million, These notes are accompanied by a warrant that offers the option to purchase additional shares. The subscription price was 100% of the face value of the Convertible Notes, which accrue interest at an annual 8% payable semiannually and maturing in November 2007. The conversion price is US$ 0,5450 per ordinary share, in other words each note may be swapped for 1,8349 ordinary shares. Furthermore, each warrants may be swapped for 1,8349 ordinary shares VN Ps.1.0. The conversion price is US$ 0,654 per ordinary share. The funds generated by the issue were mainly allocated to the settlement and restructuring of the liabilities existent at the date, with an account balance of US$ 55 million for working capital.

During the fiscal year ended June 30, 2004, the holders of our convertible notes exercised their conversion rights for a total of 12.9 million units of US$ 1 par value each, resulting in the issuance of 23.7 million common shares of Ps.1 par value each.

In addition, during this fiscal year warrants issued by our company were exercised for a total of US$ 7.1 million par value, resulting in the issuance of 13.1 million shares and cash proceeds for US$ 8.5 million.

As of June 30, 2004, the number of Convertible Notes currently outstanding amounts to U.S. dollars 87.1, the number of warrants currently outstanding amounts to U.S. dollars 92.9, while the number of our outstanding shares are 248,802,993.

The following graphics show past, actual and potential situation in the future of the Convertible Notes:

Subscription of negotiable bonds convertible to ordinary APSA shares.

56

On July 19, 2002, APSA issued US$ 50,0 million Series I Convertible Notes (the “Series I Convertible Notes”), according to the resolution of the Ordinary and Extraordinary APSA Shareholders’ Meeting held on December 4, 2001, The terms of the issue included a conversion price that consists of the maximum between the face value of APSA common shares divided by the exchange rate and US$ 0,0324, which means that each Series I Convertible Note may be converted into approximately 30,864 shares with a face value of Ps. 0,1 each, accruing an annual 10% interest payable semiannually and with a subscription price of 100% of the principal of the notes, The issue of this instrument enabled APSA to prepay a significant portion of its debt, thus considerably improving its financial structure and schedule of payments.

On August 23, 2002, APSA successfully completed the placement of Series I Convertible Notes for US$ 50.0 million of wich we have subscribed a total of US$ 27.2 million, In January 2003 we purchased an additional 2.6 million APSA shares. In order to avoid reducing APSA’s shareholding as a result of conversions made by third parties, on July 19, 2004, IRSA converted 1,247,073 negotiable obligations belonging to APSA.

US$ 28.0 million prepayment under US$ 51 million Unsecured Loan. On July 23, 2003 we prepaid US$ 16.0 million to HSBC Bank Argentina S.A. under our US$ 51.0 million Unsecured Loan, with final maturity in November 2009. The transaction was made for the sum of US$ 10.9 million, 68% of the nominal amount of the debt, at a discount of US$ 5.1 million. On March 17, 2004, we prepaid to HSBC Bank London Plc. US$ 12 million under the same loan, for a total amount of US$ 8.6 million, at a discount of 28%. Both buybacks were made following the procedure contemplated in the Loan Agreement.

In January 2001, our subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12,0 million from BankBoston N.A. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR rate plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators, This loan was not converted to Pesos and is stated in U.S. dollars because it is governed by the laws of the State of New York, There are currently installments of the principal and interest that are overdue and unpaid. At the date of these financial statements we are negotiating with Marathon Master Fund Ltd., current holder of this credit, in order to reach an agreement regarding this liability. This loan has no recourse against IRSA.

Upgrading of IRSA’s US$ 250 million Global Note Program. In October 2003, Fitch Argentina Calificadora de Riesgo S.A. upgraded the rating of our US$ 250 Million Global Note Program from B- (Arg) to B (Arg). The upgrading reflects our debt rescheduling, focused on obtaining long-term maturities. US$ 37.4 million secured Notes were issued under this program.

The following table sets forth our debt as of June 30, 2004 (excluding APSA):

IRSA Debt	Principal (US$ MM)	Interest Rate	Maturity
Unsecured Loan Agreement	23	LIBOR + 200 bps	November 2009
Class 3 Floating Rate Notes	37	LIBOR + 200 bps	November 2009
Hoteles Argentinos Loan	12	LIBOR + 500 bps	January 2006
Total Debt	72
Convertible Notes	87	8%	November 2007

APSA’s indebtedness

In connection with the Ps. 120 million notes due January 2005, after year-end, on August 6, 2004 Alto Palermo S.A. and Shopping Alto Palermo S.A. bought back at Ps. 1.51656 per unit, 6,666,667 and 7,083,333 notes, respectively, of $ 1 par value maturing in January 2005. This transaction has allowed

57

APSA to reduce its financial cost, as such notes accrued interest at a rate of 8% plus CER restatement. Retirement implied a disbursement of Ps. 10.1 million by Alto Palermo S.A. and Ps. 10.7 by Shopping Alto Palermo.

This buyback implied the full retirement of Class A2 and B2 of these notes.

As concerns the Ps. 85 million 14.875% notes due April 2004, during the month of August APSA repurchased Ps. 1.2 million, resulting in an outstanding principal amount of Ps. 48.4 million.

In connection with the Convertible Notes issued in July 2002, holders exercised their conversion rights for a total amount of 2,663,009 units of US$ 1 par value each, giving rise to a reduction in our debt by that amount, while 78,766,014 common shares of Ps. 0.1 par value each were delivered in exchange.

Therefore, the amount of outstanding Convertible Notes was reduced to US$ 47,336,991 while the number of shares of stock is now 778,766,014 and the corporate capital amounts to 77,876,601.4.

The following table shows the past, current and potential situation of the Convertible Notes issued on July 19, 2002 under the Argentine laws at a rate of 10% (payable every six months), maturing on July 19, 2006, convertible at a price of US$ 0.324 per share of $ 1.00 par value (3.0864 shares of $ 1 par value for each Convertible Note) 3.

[3]	If the nominal exchange rate falls below AR$ 3.086 per US$ 1.00, the Conversion Price will be 1 divided by the Seller’s Exchange Rate quoted by Banco de la Nación Argentina for US$ 1.00, thus affecting the Conversion Ratio.

58

Improvement in the risk rating of our structured debt

During this fiscal year our structured debt risk rating continued to improve.

At the closing of the previous fiscal year, our PS. 85 million notes were rated BB(arg) by Fitch Argentina Calificadora de Riesgo S.A., while Standard & Poor’s International Ratings LLC. (Argentine Branch) maintained its rating at raB+.

In May 2004, Fitch Argentina Calificadora de Riesgo S.A. upgraded these Notes from raBB a raBBB. The upgrading “is based on the consolidated growth of the Company’s main business indicators, which have already surpassed pre-crisis levels, hitting record levels in occupancy rate (98%) and in the number of visitors to the shopping centers”, as some of the reasons explained by the rating agency in its report.

In July 2004 Standard & Poor’s International Ratings LLC. (Argentine Branch), upgraded our Ps. 85 million Convertible Notes from raB+ to raBBB. The upgrading “recognizes the improvement in the Company’s operating performance, which combined with the debt rescheduling carried out during 2002, resulted in an increase in its cash flow generation and better debt and interest coverage ratios” and reflects “an improvement in APSA’s financial profile as a result of an advantageous and early refinancing and/or cancellation of maturities that the company would face in 2005”, as some of the reasons explained by the rating agency.

On the other hand, Fitch Argentina Calificadora de Riesgo S.A., also upgraded Alto Palermo S.A. (APSA)’s common shares from Category 3 to Category 2. This category means that “they are shares with medium liquidity whose issuers have a good cash flow generation capacity”.

We believe that success in our industry requires substantial liquidity to maintain flexibility and take advantage of real estate opportunities as they arise. As a result, in general terms we try to maintain high levels of liquidity. We invest our liquid assets basically in time deposits and occasionally in shares and securities of Argentine companies to take advantage of market opportunities. In addition, we invest in government securities and corporate bonds of foreign companies. In future, our need to avoid becoming a passive foreign investment company for US tax purposes or an investment company under the terms of the US Investment Company Act of 1940 could restrict the possibility of our making certain short-term investments. See “Operating and Financial Review and Outlook.”

PURCHASE OF SHARES AND OPTION OF BANCO HIPOTECARIO S.A.

On December 30, 2003, the Company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2,3868 per share and 37,537 warrants at US$ 33,86 each, granting the right to purchase an additional total of 3,753,700 shares. This transaction implied a total disbursement of US$ 11,1 million.

Furthermore, on February 2, 2004, the Company and its subsidiary Ritelco exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the period, Accordingly, 4,774,000 shares for a total of Ps. 33,4 million were acquired.

On May 7, 2004, Ritelco S.A. sold 2,444,571 shares held by it in Banco Hipotecario S.A. to IFIS, a related company, at a unit price of Ps. 7.0. The total transaction amount was US$ 6.0 million and generated a loss of Ps. 1.6 million.

59

On June 30, 2004, Ritelco S.A. sold 43,000 shares held by it in Banco Hipotecario S.A. to IFIS, a related company, at a unit price of Ps. 7.0. The total transaction amount was US$ 0.1 million and generated an income of Ps. 0.01 million. Therefore, as of the date of these financial statements, the total equity interest amounts to 17,641,162 shares.

As of June 30, 2004, IRSA and Ritelco S.A. valued their shares in Banco Hipotecario S.A. at their proportional equity value. In contrast, as of June 30, 2003 they had been valued at their market value at year-end, deducting estimated sales costs.

Signing of shared service center contract with CRESUD SACIF and Alto Palermo S.A. (APSA)

In view of the fact that the Company, as well as CRESUD SACIF and Alto Palermo S.A. (APSA) (together known as the Parts), possess operating areas that show a certain affinity, the Board has considered it advisable to analyze the possibility of implementing alternatives to reduce certain overhead costs for its activities (the “Project”) to thus lower their impact on operating costs, taking advantage and optimizing the individual efficiencies of each one and the different areas making up the administration of operations.

A pilot test for partial operating integration in the areas of Human Resources, Finance, Institutional relations, Administration, Systems, Insurance, Purchasing, Contracts, Operations among other (the Areas) that have shown the feasibility of implementing the Project, taking special account that it does not fall within the provisions of section 73 of Decree 677/01, entrusting an independent third party (Deloitte Argentina) with a study on the definition of settlement guidelines and basis for their distribution, with a view to implementation.

On this basis, a contract was signed for the Exchange of Operating Services for a fee, covering the areas mentioned, linking tasks performed by one or more of the Parts to the benefit of one or more of the other Parts, to be billed and paid primarily by means of compensation through the providing of services in any of the Areas, and on a secondary basis, in the case of a difference in the value of the services provided, in money, among the companies involved in the Project, which shall have duration of 24 months, renewable for a similar term unless otherwise notified by any of the Parts. It is pointed out that notwithstanding this operation, the Parts preserve their absolute independence as regards strategic and commercial independence, without taking into account the existence of the Project, the allocation of costs and benefits being made on the basis of operating efficiency and equity, without pursuing individual economic gains for the Parts.

This same independence is maintained with regard to records and accounting systems, including the strict separation of their assets and liabilities. The Board has also understood that the implementation of the Project will not hinder the identification of the economic transactions or services involved, nor harm the efficacy of the internal control systems nor the internal and external audit tasks of the Parts, nor the possibility of disclosing transactions related to the Contract as required by Technical Pronouncement 21 of the FACPE. Furthermore, Mr. Alejandro Gustavo Elsztain has been General Coordinator, and Mr. Gabriel Adolfo Gregoria Reznik, a member of the Company’s Audit Committee, has been named Manager on behalf of the individual Company.

60

Composition of the Board of Directors

We are managed by a board of directors Our by-laws lay down that the Board will be made up of a minimum of eight and a maximum of fourteen full directors and eight to fourteen alternate directors. Actually the board of directors is composed of eight directors and three alternate directors. Our directors and alternate directors are elected for three year terms by our shareholders by a majority vote at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

Our current board of directors was elected at a shareholders’ meeting held on October 31, 2003, Our director and vice-chiarman M, Marcelo Mindlin has resigned as from December 1, 2003, As of the date of this annual report the board of directors has not yet elected a new member to replace Mr, Mindlin, Our current directors are as follows:

Name	Date of birth	Occupation in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S, Elsztain	01/26/1960	Chairman, member of the executive committee and chief executive officer.	2003	2006	1991
Saúl Zang	12/30/1945	Vice-chairman and member of the executive committee.	2003	2006	1994
Alejandro G, Elsztain	31/03/1966	Director.	2001	2004	2001
Oscar P, Bergotto	06/19/1943	Director, chief treasury officer and alternate member of the excutive committee.	2003	2006	1994
Fernando A, Elsztain	01/04/1961	Director and chief commercial officer.	2002	2005	1999
Gabriel A,G, Reznik	11/18/1958	Alternate director and chief technical officer.	2002	2005	1999
Cedric D, Bridger	11/09/1935	Director.	2003	2006	2003
Marcos Fischman	04/09/1960	Director.	2003	2006	2003
Salvador D, Bergel	04/17/1932	Alternate director.	2002	2005	1996
Juan C, Quintana Terán	06/11/1937	Alternate director.	2002	2005	1996
Emilio Cárdenas	08/13/1942	Alternate director.	2003	2006	2003

The following is a brief biographical description of each member of our board of directors:

Eduardo S, Elsztain. Mr. Elsztain studied accounting at the Universidad de Buenos Aires, He has been engaged in the real estate business for more than twenty years. He is the Chairman of the board of directors of APSA, SAPSA, Hoteles Argentinos and Cresud among others; he is also Vice-Chairman of Banco Hipotecario and E-Commerce Latina S.A. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a degree in law from the Universidad de Buenos Aires, He is founding partner of the law firm Zang, Bergel & Viñes. He is also the Vice-Chairman of APSA, SAPSA and Cresud and Vice-Chairman of Puerto Retiro and Fibesa; director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Chairman of Inversiones Ganaderas. He is also the Vice-Chairman executive of APSA and SAPSA. He is the brother of our Chairman Eduardo S. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

61

Oscar P, Bergotto. Mr. Bergotto is the Chief Treasury Officer of our company since 1991. He has also worked in various other real estate companies. He is a director of APSA.

Fernando A, Elsztain, Mr, Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is Chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, SAPSA, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro among others. He is the cousin of Alejandro Elsztain and Eduardo S. Elsztain.

Gabriel A, G, Reznik. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He has been working for our company From 1992 through 2002, He formerly worked for an independent construction company in Argentina. He is director of APSA; CRESUD; Emprendimientos Recoleta, Inversora Bolívar, Puerto Retiro and Nuevas Fronteras S.A. and alternate director of Banco Hipotecario.

Cedric D, Bridger, Mr, Bridger is qualified as a certified public accountant in the United Kingdom, From 1992 through 1998, he served as Chief Financial Officer of YPF S.A. Mr, Bridger was also Financial Director of Hughes Tool Argentina, Chief Executive Officer of Hughes Tool in Brazil and Hughes’ Corporate Vice President for South American Operations, He is Director of Banco Hipotecario.

Marcos Fischman, Marcos Fischman is pioneer in individual and corporate coaching in Argentina, He studied at the Hebrew University of Jerusalem, He provides consulting services to businessmen, scholars and artists, Since 1993, he is with our company providing consulting services in organizational communication and development.

Salvador D, Bergel, Mr, Bergel obtained a degree in law and a Ph,D, in law from the Universidad del Litoral, He is a founding partner of the law firm Zang, Bergel & Viñes and a consultant to Repsol YPF S.A. He is also an alternate director of Cresud.

Juan C, Quintana Terán, Mr, Quintana Terán obtained a degree in law from the Universidad de Buenos Aires, He is a consultant of the law firm Zang, Bergel & Viñes, He has been Chairman and Judge of the National Court of Appeals of the city of Buenos Aires dealing in commercial matters, He is an alternate director of Cresud; Banco Hipotecario and Nuevas Fronteras S.A.

Emilio J, Cárdenas, Mr, Cárdenas obtained a degree in law from the Universidad de Buenos Aires and a masters degree in law from the University of Michigan, He has been a member of our board of directors of our company since 1996, He was the President of ABRA, a founding partner at the law firm of Cárdenas, Cassagne & Asociados, Argentina’s Permanent Representative to the United Nations, a member of United Nations Security Council and is currently a member of the board of directors of HSBC Banco Roberts.

Contracts with our Directors

Systems for remunerating Directors

The Commercial Companies Law establishes that in the event that the compensation for Board Members were not to be established in the by-laws, it should be determined by the shareholders’ meeting. The maximum amount of compensation under all headings that can be received by Board and Surveillance Committee members, including salaries and other remuneration on their performance in a technical or administrative capacity, shall not be able to exceed 25% of net income.

When the exercise of special commissions or technical and administrative functions by one or more

62

directors requires the need to extend the established limits at times when profits are low or non-existent, such excess remuneration will only be allowed if expressly agreed by the shareholders’ meeting. The remuneration of our directors for each year is determined as laid down by the Commercial Companies Law, taking into account whether they perform technical or administrative functions and on the basis of the results obtained for the year. Once the amounts have been determined, they are submitted for the approval of the shareholders’ meeting. We have not established share option plans, nor retirement, or pension benefits or any other such remuneration system for our directors except those described. See “Systems for remuneration of Senior Management”.

In accordance to shareholders meeting at October 30, 2003, Ps. 4.8 million were assigned to Director´s Fee for all items. The members of Surveillance Committee waived their right to collect their fees.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five directors among which, there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Mr. Alejandro Elsztain, Mr. Fernando Elsztain and Mr. Oscar Bergotto as members, and Mr. Marcos Fischman as alternative members. The executive committee is responsible for the management of the day to day business delegated by the Board of Directors in accordance with applicable law and our bylaws, Our bbylaws authorize the executive committee,

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of us;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business,

Audit Committee

Pursuant to the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the National Securities Commission (CNV), CNV Resolution Nº 400 and 402; and as from the first fiscal year subsequent to the effectiveness of Decree 677/01, the Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors whose main function will be to assist the Board in performing its duty of exercising due care, diligence and competence in issues relating to our company, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

63

On May 27, 2004, the board officially notified of the setting up and staffing of the Audit Committee foreseen by article 15 of the Regime for Transparency in Public Offering approved by Decree 677/01 and section 13 of Resolution 400/2002, appointing to that end as Directors Messrs. Marcos Fishman (independent), Cedric Bridges (independent) and Gabriel Adolfo Gregorio Reznik (independent).

Supervisory Committee

Composition of the Supervisory Committee

The supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the resolutions adopted at shareholders’ meetings. The members of the supervisory committee, the syndics, are appointed at the annual general ordinary shareholders’ meeting for a one year term. The supervisory committee is composed of 3 members and 3 alternate members.

The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting held on October 31, 2003:

Name and position	Date of birth	Position in IRSA	Current position held since
Martín Barbafina	09/03/1965	Member	1997
José D, Abelovich	07/20/1956	Member	1992
Marcelo H, Fuxman	11/30/1955	Member	1992
Diego Niebuhr	02/10/1953	Alternate member,	2002
Roberto Murmis	04/07/1959	Alternate member	2003
Silvia De Feo	10/07/1958	Alternate member	2003

Set forth below is a brief biographical description of each member of our supervisory committee,

Martín Barbafina, Mr, Barbafina obtained a degree in accounting from the Universidad Católica Argentina, He is a partner of Price Waterhouse & Co,a member firm of PricewaterhouseCoopers, He is also a member of the supervisory committee of APSA, Cresud, Metrovías S.A. and Grupo Concesionario del Oeste,

José D, Abelovich, Mr, Abelovich obtained a degree in accounting from the Universidad de Buenos Aires, He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina, Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank, He is a member of the supervisory commitees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolívar,

Marcelo H, Fuxman, Mr, Fuxman obtained a degree in accounting from the Universidad de Buenos Aires, He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina, He is also a member of the supervisory committee of APSA, SAPSA and Inversora Bolívar.

64

Diego Niebuhr, Mr Niebuhr obtained a degree in accounting from the Universidad de Buenos Aires, He is a partner of Price Waterhouse & Co, a member firm of PricewaterhouseCoopers, He is also a member of the supervisory committee of Cresud, Ford Credit Cía Financiera S.A., Nutricia Bagó S.A., Ace Seguros and Epson Argentina S.A.

Roberto Murmis, Mr, Murmis holds a degree in accounting from the Universidad de Buenos Aires, Mr, Murmis is a partner at Abelovich, Polano & Asociados / SC International, He worked for Harteneck, López y Cia,/Coopers & Lybrand in the tax department, Mr, Murmis worked as an advisor to the Secretaría de Ingresos Públicos, Furthermore, he is a member of the supervisory committee of Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo, Mrs, De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados/ SC International, an accounting firm in Argentina and former senior at Harteneck, Lopez & Cia,/Coopers & Lybrand, She is also a member of the Supervisory Committees of Inversora Bolivar S.A. and Baldovinos S.A.

65

Price history of our stock on the NYSE

Our Global Depositary Shares, each representing 10 common shares, are listed and traded on the NYSE under the trading symbol “IRS”. The Global Depositary Shares began trading on the NYSE on December 20, 1994 and were issued by the Bank of New York, Inc,, acting as Global Depositary Shares Depositary. It should not be assumed, however, that the Global Depositary Shares will actually trade at a multiple of 10 times the price per common share. The following table shows, for the periods indicated, the high and low closing sales price of the Global Depositary Shares on the NYSE, On November 28, 2003, the closing price of our Global Depositary Shares on the NYSE was US$ 10,30 ,

Fiscal year	U.S. dollar per GDS
	High	Low
2004	11,52	6,5
2003,	10,36	3,86
2002,	16,08	3,66
2001,	22,22	13,00
2000,	31,25	19,86
1999,	33,50	16,00

Fiscal Quarter	High	Low
2004
4th quarter,	9,88	6,5
3rd quarter,	11,52	9,10
2nd quarter,	11,43	8,85
1st quarter,	33,5	16,00

2003
4th quarter,	6,11	3,86
3rd quarter,	6,02	6,79
2nd quarter,	8,00	5,50
1st quarter,	10,36	7,96

2002
4th quarter,	6,10	3,67
3rd quarter,	6,29	4,25
2nd quarter,	9,75	4,90
1st quarter,	16,00	9,80

Month (fiscal year 2004)	High	Low
June	7,60	7,09
May	8,24	6,50
April	9,88	8,10
March	9,92	9,10
February	10,53	9,66
January	11,52	9,66

Source :Bloomberg.

66

Bolsa de Comercio de Buenos Aires

Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires (BCBA.) under the trading symbol “IRSA”. Our Shares began trading on the BCBA in 1948. The following table shows, for the periods indicated, the high and low closing sales price of our Shares on the BCBA.

	Ps. per share
Fiscal year	High	Low
2004	3,34	1,90
2003,	2,88	1,44
2002,	1,88	0,58
2001,	2,23	1,30
2000,	3,15	1,99
1999,	3,37	1,63

Fiscal Quarter	High	Low
2004
4th quarter,	2,80	1,90
3rd quarter,	3,34	2,63
2nd quarter,	3,29	2,60
1st quarter,	2,68	2,10
2003
4th quarter,	2,88	2,32
3rd quarter,	2,53	1,82
2nd quarter,	2,25	1,75
1st quarter,	2,20	1,44
2002
4th quarter,	1,88	1,26
3rd quarter,	1,45	0,76
2nd quarter,	0,97	0,58
1st quarter,	1,59	1,00

Month (fiscal year 2004)	High	Low
June	2,24	2,13
May	2,40	1,90
April	2,80	2,34
March	2,90	2,63
February	3,12	2,84
January	3,34	2,90

Fuente: Bloomberg.

67

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Consolidated Financial Statements

For the years ended as of

June 30, 2004 and 2003

In comparative format

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Balance Sheets as of June 30, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2004	June 30, 2003
ASSETS
CURRENT ASSETS
Cash and banks	93,096	89,883
Investments (Note 8)	70,804	142,118
Mortgages and leases receivables, net (Note 5)	34,431	36,404
Other receivables (Note 6)	52,748	13,984
Inventories (Note 7)	10,572	15,087

Total Current Assets	261,651	297,476

NON-CURRENT ASSETS
Mortgages receivables, net (Note 5)	2,836	2,777
Other receivables (Note 6)	125,794	127,314
Inventories, net (Note 7)	19,962	8,767
Investments, net (Note 8)	524,434	420,373
Fixed assets, net (Note 9)	1,265,666	1,227,639
Intangible assets, net	2,427	3,239

Subtotal Non-Current Assets	1,941,119	1,790,109
Goodwill, net	174	(5,629)

Total Non-Current Assets	1,941,293	1,784,480

Total Assets (Note 4)	2,202,944	2,081,956

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	43,008	27,822
Mortgages payable	2,218	2,100
Customer advances (Note 10)	25,454	15,522
Short term-debt (Note 11)	135,127	87,434
Salaries and social security charges	7,981	6,151
Taxes payable	11,641	10,033
Other liabilities (Note 12)	30,593	39,676

Total Current Liabilities	256,022	188,738

NON-CURRENT LIABILITIES
Trade accounts payable	2,865	3,609
Customer advances (Note 10)	28,802	25,260
Long term-debt (Note 11)	468,807	592,104
Taxes payable	6,207	1,684
Other liabilities (Note 12)	10,150	7,331

Total Non-Current Liabilities	516,831	629,988

Total Liabilities (Note 4)	772,853	818,726

Minority interest	470,237	454,044
SHAREHOLDERS’ EQUITY	959,854	809,186

Total Liabilities and Shareholders´ Equity	2,202,944	2,081,956

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saul Zang
Vicepresident acting as
President

2

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Income

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2004	June 30, 2003
Sales, leases and services	260,805	236,495
Cost of sales, leases and services	(147,416)	(154,667)

Gross income	113,389	81,828
Selling expenses	(23,033)	(28,555)
Administrative expenses	(50,240)	(45,194)

Subtotal	(73,273)	(73,749)
Torres de Abasto unit contracts´rescissions	—	9
Net gain (loss) in credit card trust	261	(4,077)
Results from operations and holding of real estate assets (Note 13)	64,343	21,507

Operating income (Note 4)	104,720	25,518
Amortization of goodwill	(2,904)	(6,631)
Financial results generated by assets:
Interest income	5,261	17,574
Interest on discount by assets	1,695	(1,697)
Financial results	70,499	109,578
Exchange gain (loss)	16,543	(73,993)
Loss on exposure to inflation	—	(13,754)

Subtotal	93,998	37,708

Financial results generated by liabilities:
Interest on discount by liabilities	(294)	32,063
Discounts	7,235	36,868
Exchange (loss) gain	(29,578)	262,676
Gain on exposure to inflation	—	11,847
Financial expenses	(60,815)	(65,861)

Subtotal	(83,452)	277,593

Financial results, net	10,546	315,301
Equity gain (loss) from related parties	26,653	(14,701)
Other income (expenses), net (Note 14)	(12,591)	(859)

Income before tax and minority interest (Note 4)	126,424	318,628
Income tax and asset tax	(25,720)	3,529
Minority interest	(12,842)	(35,712)

Income for the year (Note 4)	87,862	286,445

Earning per share
Basic (Note 24)	0.390	1.37
Diluted (Note 24)	0.226	0.57

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saul Zang Vicepresident acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Statements of Consolidated Cash Flows (1)

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2004	June 30, 2003
CHANGES IN CHASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	193,057	30,276
Cash and cash equivalents as of end of year	122,913	193,057

Net (decrease) increase in cash and cash equivalents	(70,144)	162,781

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income for the year	87,862	286,445
Plus (less) income tax and asset tax accrued for the year	25,720	(3,529)
Adjustments to reconcile net income to cash flow from operating activities:
• Equity in earnings of affiliated companies	(26,653)	14,701
• Minority interest in related companies	12,842	35,712
• Gain on early repurchase of debt	—	(25,192)
• Allowances and provisions	8,447	5,406
• Sundry provisions	12,414	11,543
• Amortization and depreciation	68,519	80,547
• Results from operations and holding of real estate assets	(64,343)	(11,386)
• Financial results	(35,451)	(375,673)
• Results from sale of intangible assets	—	(2,132)
Changes in operating assets and liabilities:
• Decrease (increase) in current investments	4,418	(4,604)
• Increase in non-current investments	(10,729)	(2,362)
• Increase in mortgages and leases receivables	(9,415)	(9,235)
• (Increase) / Decrease in other receivables	(1,256)	12,382
• Decrease in inventory	6,894	35,293
• Increase in intangible assets	(603)	(580)
• Increase (Decrease) in taxes payable, salaries and social security and customer advances	2,765	(8,307)
• Increase / (Decrease) in accounts payable	14,442	(154)
• Increase in accrued interest	2,189	56,515
• Dividends collected	—	608
• Decrease in other liabilities	(24,648)	(2,053)

Net cash provided by operating activities:	73,414	93,945

CASH FLOWS FROM INVESTING ACTIVITIES:
• Payment for acquisition of subsidiary companies and equity investees, net of cash acquired	—	(31,744)
• Purchase of shares and options of Banco Hipotecario S.A.	(127,348)	—
• Sale of Banco Hipotecario S.A. shares	57,070	—
• Payment for acquisition of undeveloped parcels of land	(558)	(208)
• Sale of intangible assets	—	2,132
• Purchase and improvements of fixed assets	(25,073)	(10,783)

Net cash used in Investing activities:	(95,909)	(40,603)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short-term and long term debt	300	397,310
• Payment of short-term and long-term debt	(66,406)	(270,962)
• Decrease in minority shareholders	(292)	—
• Cash contribution from minority shareholders	—	142
• Payment of mortgages	—	(9,604)
• Issuance of Common Stock	24,759	—
• Dividends paid	(4,860)	—
• Increase in intangible assets	—	(6,265)
• Payment for seller financing	(1,150)	(1,182)

Net cash (used in) provided by financing activities:	(47,649)	109,439

Net (decrease) increase in cash and cash equivalents:	(70,144)	162,781

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saul Zang Vicepresident acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Statements of Consolidated Cash Flows (Continued)

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2004	June 30, 2003
Supplemental cash flow information
Cash paid during the year for:
• Interest	58,921	31,249
• Income tax	1,002	1,044

Non-cash activities:

• Increase in fixed assets through a decrease in inventory	40	1,212
• Increase in inventory through a decrease in fixed assets	18,189	19,851
• Increase in inventory through a decrease in undeveloped parcels of lands	10,748	—
• Increase in fixed assets through a decrease in undeveloped parcels of lands	51,501	—
• Increase in intangible assets through a decrease in fixed assets	31	—
• Retained interest in credit cad receivables	12,513	—
• Increase in non current other receivables through a decrease in inventory	5,890	—
• Increase in other receivables through a decrease in inventory	8,755	—
• Increase in other receivables through an increase in taxes payable	2,854	—
• Decrease in short-term and long-term debt through a decrease in intangible assets	—	966
• Decrease in investments through an increase in mortgages and leases receivables	—	1,966
• Increase in customer advances through a decrease in other liabilities	—	2,856
• Increase in undeveloped parcels of land through a decrease in inventory	—	39,529
• Increase in fixed assets through an increase in mortgages payable	—	928
• Increase in inventory through a decrease in mortgages and leases receivables	—	2,757
• Increase in non current investments through a decrease in other receivables	—	117
• Increase in short-term and long-term debt through a decrease in other liabilities	—	35,341
• Increase in investments through a decrease in mortgages and leases receivables	—	760
• Increase in inventory through an increase in mortgages payable	—	2,078
• Increase in other receivables through a decrease in non-current investments	14,878	—
• Liquidation of interest in credit card receivables	210	—
• Conversion of negotiable obligations into shares	38,047	—

Saul Zang Vicepresident acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a. Basis of consolidation

The Company has consolidated its Balance Sheets at June 30, 2004 and 2003 and the statements of income and cash flow for the years ended on those dates line by line with the financial statements of its controlled companies, following the procedure established in Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT OR INDIRECT % OF CAPITAL		DIRECT OR INDIRECT % OF VOTING SHARES
COMPANIES	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Ritelco S.A.	100,00	100,00	100,00	100,00
Palermo Invest S.A.	66,67	66,67	66,67	66,67
Abril S.A.	83,33	83,33	83,33	83,33
Pereiraola S.A.	83,33	83,33	83,33	83,33
Baldovinos S.A.	83,33	83,33	83,33	83,33
Hoteles Argentinos S.A.	80,00	80,00	80,00	80,00
Llao LLao Resorts S.A.	50,00	50,00	50,00	50,00
Buenos Aires Trade & Finance Center S.A.	100,00	100,00	100,00	100,00
Alto Palermo S.A. (“APSA”)	53,81	54,79	53,81	54,79

(*)	The above holdings do not contemplate the effects on the proportional equity value from the conversion of irrevocable contributions into shares.

b. Acquisition and consolidation of related companies

b.1. During the year ended at June 30, 2003, the Company acquired 30.955% of the capital stock and registered, non-endorsable, convertible negotiable obligations issued by Valle de Las Leñas S.A., falling due on October 31, 2005, with a face value of US$ 3.7 million, for approximately US$ 2.4 million. On March 4, 2003, the Company sold all its shareholding and negotiable obligations in Valle de las Leñas S.A. for US$ 6.5 million.

b.2. At June 30, 2004, as a result of application of Technical Pronouncement No. 21, the Company consolidates the financial statements of its subsidiary Llao Llao Resorts S.A. by applying that criterion to prior years.

6

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through to September 30, 2003. At June 30, 2004 however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statement of Income as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result due to exposure to changes in the purchasing power of the currency

b. Other holding gains and losses arising during the year.

c. Financial results.

Comparative information

Certain amounts in the financials statements at June 30, 2003 were reclassified for disclosure on a comparative basis with those for the year ended June 30, 2004.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima.

7

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 3: (Continued)

a.	Shares of Banco Hipotecario S.A.and Banco de Crédito y Securitización S.A.

At June 30, 2004, as a consequence of the situation described in Note 17, the Company and Ritelco S.A. valued the shares of Banco Hipotecario S.A. and subsidiaries (Banco de Crédito y Securitización S.A.) by the equity method of accounting.

At June 30, 2003, the shares held by the Company and Ritelco S.A. (wholly-owned subsidiary) in Banco Hipotecario S.A. were valued at market value at the end of the year, deducting estimated selling expenses; the shares held by the Company in Banco de Crédito y Securitización S.A. were valued at restated acquisition cost.

b.	Revenue Recognition

The Company’s revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

See Note 4 for details on the Company’s business segments. As discussed in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

8

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 3: (Continued)

b.	Revenue Recognition (Continued)

•	Leases and services from shopping center operations (Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

c.	Intangible assets, net

Intangible assets are carried at cost adjusted for inflation, less accumulated amortization.

•	Trademarks

Trademarks include the expenses and fees related to their registration.

9

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 3: (Continued)

c.	Intangible assets, net (Continued)

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls restated into year-end currency. Those expenses are amortized by the straight-line method in periods ranging from 2 to 3 years for each shopping mall, beginning as from the date of inauguration.

•	Advertising expenses

Advertising expenses relate to the Torres de Abasto project and the opening of Abasto Shopping adjusted for inflation at the end of the year. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of income as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

•	Investment projects

Investment projects represent expenses primarily related to marketing efforts incurred by Alto Palermo S.A for the selling of merchandise through certain means of communication. These costs are amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of project.

•	Tenants list-Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall restated for inflation at the end of the year and is amortized using the straight-line method over a five-year period.

Intangible assets include advertising costs incurred by the subsidiary APSA, that cannot be capitalized in accordance with current accounting standards, but which will be amortized in the coming year by the Company through application of transition rules.

The value of these assets, net of the provision recorded, does not exceed the estimated recoverable value at the end of the year.

d.	Goodwill

Negative goodwill represents the market value of net assets of the subsidiaries at the percentage participation acquired in excess of acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 1.4. to the basic financial statements and amortization has been calculated by the straight-line method based on an estimated life of 20 years, considering the weighted average of the remaining useful life of identifiable assets of the issuer subject to depreciation.

10

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 3:    (Continued)

d.	Goodwill (Continued)

Additionally, also included was the goodwill from the controlled company APSA, originating from the purchase of shares of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. which is amortized through the straight line method over a period of not more than 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

NOTA 4:    SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and Sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and Others. As discussed in Note 1, the consolidated financial statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

11

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 4: (Continued)

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the financial statements and in Note 3 to the consolidated financial statements.

12

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of June 30, 2004:

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Income	31,116	15,144	143,250	71,295	—	260,805
Cost	(26,647)	(8,273)	(72,447)	(40,049)	—	(147,416)
Gross income	4,469	6,871	70,803	31,246	—	113,389
Selling expenses	(3,957)	(54)	(10,872)	(8,150)	—	(23,033)
Administrative expenses	(6,689)	(4,331)	(23,607)	(15,613)	—	(50,240)
Net gain in credit card trust	—	—	261	—	—	261
Results from operations and holding of real estate assets	7,037	27,743	26,908	2,655	—	64,343

Operating Income	860	30,229	63,493	10,138	—	104,720

Amortization of goodwill	—	—	(2,904)	—	—	(2,904)
Financial results	(6,127)	(6,205)	(13,543)	(4,930)	41,351	10,546
Equity gain (loss) from related parties	(189)	—	(1,127)	—	27,969	26,653
Other income (expenses)	—	—	(4,800)	(2,116)	(5,675)	(12,591)
Income before tax and minority interest	(5,456)	24,024	41,119	3,092	63,645	126,424
Income tax and asset tax	(462)	(3,268)	(16,311)	(3,060)	(2,619)	(25,720)
Minority interest	429	(1,279)	(9,275)	(2,717)	—	(12,842)
Income for the year	(5,489)	19,477	15,533	(2,685)	61,026	87,862

Depreciation and amortization (b)	(1,217)	5,962	52,612	8,134	—	65,491

Addition of fixed assets and intangible assets	232	54	20,397	4,390	—	25,073
Non-current investments in other companies	—	—	7,198	—	162,659	169,857
Operating assets	295,869	275,849	992,036	131,478	—	1,695,232
Non- Operating assets	59,335	55,321	59,469	7,019	326,568	507,712
Total assets	355,204	331,170	1,051,505	138,497	326,568	2,202,944

Operating liabilities	6,598	6,652	94,386	14,330	—	121,966
Non-Operating liabilities	105,598	107,362	185,907	36,733	215,287	650,887
Total liabilities	112,196	114,014	280,293	51,063	215,287	772,853

Notes:

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

13

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of June 30, 2003

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Income	47,241	17,770	113,754	57,730	—	236,495
Cost	(47,113)	(9,093)	(67,088)	(31,373)	—	(154,667)
Gross income	128	8,677	46,666	26,357	—	81,828
Selling expenses	(4,023)	(80)	(17,594)	(6,858)	—	(28,555)
Administrative expenses	(6,106)	(4,409)	(21,356)	(13,323)	—	(45,194)
Torres de Abasto unit contracts´rescissions	9	—	—	—	—	9
Net loss in credit card trust	—	—	(4,077)	—	—	(4,077)
Results from operations and holding of real estate assets	12,944	(1,891)	10,454	—	—	21,507

Operating Income	2,952	2,297	14,093	6,176	—	25,518

Amortization of goodwill	—	—	(6,631)	—	—	(6,631)
Financial results	(2,132)	(2,095)	83,301	11,056	225,171	315,301
Equity gain (loss) from related parties	(285)	—	(12,072)	—	(2,344)	(14,701)
Other income (expenses)	—	—	13,272	(3,734)	(10,397)	(859)
Income before tax and minority interest	535	202	91,963	13,498	212,430	318,628
Income tax and asset tax	663	(1,009)	(46,755)	1,433	49,197	3,529
Minority interest	5,135	(1,386)	(35,212)	(4,249)	—	(35,712)
Income for the year	6,333	(2,193)	9,996	10,682	261,627	286,445

Depreciation and amortization (b)	3,637	5,961	52,641	7,198	—	69,437

Addition of fixed assets and intangible assets	6,606	5,469	3,449	3,150	—	18,674
Non-current investments in other companies	—	—	8,527	—	30,684	39,211

Operating assets	299,024	255,890	994,917	130,534	—	1,680,365
Non-operating assets	43,835	37,511	49,307	8,255	262,683	401,591
Total assets	342,859	293,401	1,044,224	138,789	262,683	2,081,956

Operating liabilities	6,559	4,583	69,349	10,004	—	90,495
Non-operating liabilities	153,317	138,120	224,538	60,106	152,150	728,231
Total liabilities	159,876	142,703	293,887	70,110	152,150	818,726

Notes:

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

14

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 5: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non- Current	Current	Non-Current
Debtors from sale of real estate	772	1,062	3,805	1,789
Accrued interest	(13)	(15)	(67)	(194)
Debtors from rent and credit card	28,423	1,834	45,973	1,236
Rent in litigation	23,865	—	22,054	—
Debtors under legal proceedings	2,495	—	2,338	—
Checks to be deposited	9,810	—	6,177	—
Related parties	79	—	137	—
Trade accounts receivable for hotel activities	4,299	—	2,761	—
Less:
Allowance for doubtful accounts	(485)	—	(667)	—
Allowance for doubtful leases	(34,814)	(45)	(46,107)	(54)

	34,431	2,836	36,404	2,777

NOTE 6: OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non -Current	Current	Non -Current
Asset tax	1,009	56,522	95	48,924
Value Added Tax (VAT)	1,010	1,428	310	2,542
Related parties	20,377	12	1,069	17
Guarantee deposits	500	33	901	693
Prepaid expenses	3,260	—	935	—
Expenses to be recovered	2,462	—	1,440	—
Fund administration	208	—	232	—
Advances to be rendered	1,213		217	—
Gross sales tax	407	438	257	318
Deferred income tax	—	53,339	—	69,276
Debtors under legal proceeding	119	—	—	—
Sundry debtors	2,139	—	2,308	—
Operation pending settlement	474	—	40	—
Income tax prepayments and withholdings	2,860	—	1,086	31
Country club debtors	412		462	—
Rebilled condominium expenses	—	—	651	—
Trust accounts receivable	870	433	—	433
Tax credit certificates	563	—	2,265	—
Interest rate swap receivable	13,816	—	307	8,172
Mortgages receivables	—	2,208	—	2,208
Present value – other receivables	—	(1,384)	—	(3,110)
Credit from barter of “Edificios Cruceros”	—	5,836	—	—
Tax on Personal Assets to be recovered	4,856	—	1,066	—
Allowance for uncollectibility of tax on Personal Assets	(3,887)	—	—	—
FNM Options	59	—	—	—
Credit from barter of Benavidez	—	8,755	—	—
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Other	21	382	343	18

	52,748	125,794	13,984	127,314

15

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 7: INVENTORIES

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non-Current	Current	Non-Current
Dique II	—	—	5,648	—
Dock 13	37	—	37	—
Dorrego 1916	13	—	13	—
Minetti “D”	33	—	42	—
Madero 1020	—	—	1,373	—
Rivadavia 2768	124	—	116	—
Sarmiento 517	—	—	245	—
Torres Jardín	245	—	245	—
V. Celina	43	—	53	—
Abril/Baldovinos	3,239	4,548	5,397	5,822
San Martín de Tours	4,744	—	—	2,945
Torres de Abasto	555	—	555	—
Resale merchandise	138	—	99	—
Bonus merchandise	87	—	105	—
Torres Rosario	—	15,414	—	—
Other properties	1,314	—	1,159	—

	10,572	19,962	15,087	8,767

16

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 8: INVESTMENTS

The breakdown for this item is as follows:

	June 30, 2004	June 30, 2003
Current
Cedro (1)	67	128
Lebacs (1)	—	1,361
Bocanova (1)	266	305
Boden (1)	32	1,329
IRSA I Trust Exchangeable Certificate (1)	252	1,324
Time deposits and money markets	25,837	30,518
Mutual funds (2)	37,627	102,396
Tarshop Trust (1)	6,677	4,719
Interest “Banco Ciudad de Bs. As. Bond” (1)	14	—
Other investments (1)	32	38

	70,804	142,118

Non-current
Banco de Crédito y Securitización S.A.	4,590	7,007
Banco Hipotecario S.A.	158,069	23,677
Pérez Cuesta S.A.C.I.	5,763	5,628
E-Commerce Latina S.A	1,435	2,899
IRSA I Trust Exchangeable Certificate	5,675	8,777
Tarshop Trust	13,411	2,567
“Banco Ciudad de Bs. As. Bond”	887	—
Art work	37	37
Other	11,517	—

	201,384	50,592

Undeveloped parcels of land:
Constitucion 1111	1,261	1,146
Dique IV	6,160	6,160
Caballito plots of land	19,898	13,616
Padilla 902	71	71
Pilar	3,408	3,109
Torres Jardín IV	2,568	2,231
Puerto Retiro	46,424	46,257
Benavidez	—	10,748
Santa María del Plata	124,783	124,594
Pereiraola	21,875	21,875
Bs. As. Trade and Finance Center S.A	25,979	25,973
Air space Supermercado Coto	10,442	9,080
Caballito	29,717	26,000
Rosario	—	51,501
Neuquén	9,983	8,539
Alcorta Plaza	17,545	15,950
Other parcels of undeveloped land	2,936	2,931

	323,050	369,781

	524,434	420,373

Notes:

(1)	Not considered as cash for purposes of the statements of cash flow.
(2)	Ps. 31,866 and Ps. 29,740 corresponding to the “Dolphin Fund PLC” at June 30, 2004 and June 30, 2003 not considered as cash for purpose of the statement of cash flow and Ps. 1,781 corresponding to the NCH Development Partner fund at June 30, 2004 not considered as cash for purpose of the statement of cash flows.

17

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 9: FIXED ASSETS, NET

The breakdown for this item is as follows:

	June 30, 2004	June 30, 2003
Hotels
Llao-Llao	30,827	30,118
Hotel Intercontinental	57,447	57,177
Hotel Libertador	37,795	39,890

	126,069	127,185

Office buildings
Avda. de Mayo 595	4,419	4,112
Avda. Madero 942	2,213	2,006
Edificios costeros (Dique II)	19,726	17,937
Laminar Plaza	31,126	28,021
Libertador 498	42,679	35,444
Libertador 602	2,628	2,488
Madero 1020	4,047	6,433
Maipú 1300	45,432	40,771
Reconquista 823	17,733	17,075
Sarmiento 517	121	166
Suipacha 652	10,641	9,945
Alto Palermo Plaza	—	2
Intercontinental Plaza	65,152	63,728
Costeros Dique IV	20,123	17,566

	266,040	245,694

Commercial real estate
Alsina 934	1,457	1,485
Constitución 1111	494	403

	1,951	1,888

Other fixed assets
Abril	1,944	2,189
Alto Palermo Park	500	420
Thames	3,197	3,650
Other	3,470	3,489

	9,111	9,748

Shopping Center
Alto Avellaneda	107,333	105,133
Alto Palermo	229,117	247,477
Paseo Alcorta	69,003	72,690
Abasto	210,696	221,314
Patio Bullrich	121,678	127,803
Buenos Aires Design	23,381	25,840
Alto Noa	29,589	23,810
Rosario	53,295	—
Other properties	11,074	10,743
Other	7,329	8,314

	862,495	843,124

	1,265,666	1,227,639

18

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 10: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non-Current	Current	Non-Current
Admission rights	11,495	17,444	7,442	14,044
Leases advances	5,451	11,358	4,183	11,216
Customer advances	8,508	—	3,897	—

	25,454	28,802	15,522	25,260

NOTE 11: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non-Current	Current	Non-Current
Convertible bond APSA 2006 (1)	—	53,578	—	55,550
Accrued interest- Convertible bond APSA 2006 (1)	2,310	—	2,418	—
Negotiable obligations APSA (2)	74,630	—	3,640	73,617
Accrued interest- Negotiable obligations APSA (2)	2,116	—	1,554	—
Bank debts (3)	47,273	56,556	71,138	91,464
Accrued interest - bank debts (3)	236	4,108	3,032	—
Bond 100 M. (4)	—	255,922	—	279,235
Interest-Bond 100 M. (4)	2,632	—	2,765	—
Negotiable obligations 2009 - principal amount (5)	5,528	91,915	—	92,238
Negotiable obligations 2009 - accrued interest (5)	402	6,728	2,677	—
Other	—	—	210	—

	135,127	468,807	87,434	592,104

(1)	Corresponding to the Negotiable Bonds Convertible to stock (CNB) issued by APSA for a value of US$ 50 million, as detailed in Note 22 to the consolidated financial statements, net of the CNB underwritten by the Company for U$S 30,929 thousand, net of fees and expenses related to issue of debt to be accrued.
(2)	Includes:
(a)	Ps. 49,621 thousand in unsecured general liabilities belonging to APSA, originally issued for a total value of V$N 85,000,000, which mature on 7 April 2005, on which date the principal will be amortized in full, net of issue expenses. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans.
(b)	Ps. 9,989 thousand corresponding to secured general liabilities of APSA originally issued for a value of US$ 40,000 thousand, and which mature on 13 January 2005, on which date the full amount of the principal will be amortized, net of issue expenses. As a detailed on Note 15 the current negotiable bonds are secured by the fiduciary assignment in the interest of the holders of the total share capital in Shopping Alto Palermo S.A. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans.
(c)	Ps. 16,232 thousand corresponding to secured general liabilities in Shopping Alto Palermo S.A. (SAPSA), as a detailed on Note 15, net of issue expenses. The terms of the liabilities require SAPSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans.
(3)	Includes mainly:
(a)	Ps. 59,957 thousand corresponding to an unsecured loan falling due in the year 2009, as detailed in Note 5 to the financial statements.
(b)	Ps. 32,835 thousand current, corresponding to a loan secured with real estate assets belonging to Hoteles Argentinos S.A., as detailed in Note 15 to the consolidated financial statements.
(c)	Ps. 6,558 thousand corresponding to other current bank loans.
(4)	Corresponding to the issue of Convertible Negotiable Bonds of the Company for a total value of US$ 100 million as set forth in Notes 5 and 11 to the financial statements.
(5)	Corresponding to the issue of Negotiable Bonds secured with certain Company assets maturing in the year 2009, as detailed in Note 5 and 10 b. to the financial statements.

19

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 12: OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non-current	Current	Non-current
Seller financing	5,781	—	6,625	—
Dividends payable	2,379	—	1,521	1,182
Related parties	3,150	—	2,858	1
Guarantee deposits	503	3,030	732	977
Provision for discounts	—	—	9	—
Provision for lawsuits	6,439	6,549	12,402	4,682
Directors´ fees	6,862	—	7,840	—
Rebilled condominium expenses	368	—	444	—
Directors´ deposits	—	8	—	8
Sundry creditors	322	—	—	—
Fund administration	519	—	491	—
Operation pending settlement	—	—	16	—
Collections on behalf of third parties	—	—	5	—
Pending settlements for sales of plots	149	—	113	—
Contributed leasehold improvements	212	690	212	902
Donations payable	3,029	—	4,827	—
Present value – other liabilities	—	(139)	—	(433)
Trust account payable	282	—	—	—
Other	598	12	1,581	12

	30,593	10,150	39,676	7,331

NOTE 13: RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

The breakdown for this item is as follows:

	June 30, 2004	June 30, 2003
Results from transactions related to shares of real estate companies	—	10,121
Results from holding of real estate assets	64,343	11,386

(1)	64,343	21,507

Note:

(1)	This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.

20

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 14: OTHER INCOME AND EXPENSES,NET

The breakdown for this item is as follows:

	June 30, 2004	June 30, 2003
Other income:
Gain on early redemption of debt	—	13,030
Gain from the sale of fixed assets and intangible assets	252	2,976
Recovery of allowance and provisions	1,229	768
Gain on early redemption of loans	785	—
Other	1,448	2,372

	3,714	19,146

Other expenses:
Unrecoverable VAT	(727)	(1,178)
Donations	(2,685)	(5,944)
Contingencies for lawsuits	(5,374)	(7,651)
Debit and credit tax	(780)	(955)
Tax on personal assets	(3,887)	—
Tax amnesty for gross sales tax payable	(2,133)	—
Other	(719)	(4,277)

	(16,305)	(20,005)

	(12,591)	(859)

NOTE 15: RESTRICTED ASSETS

Puerto Retiro S.A.: extension of the bankruptcy

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. (“Tandanor”).

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

In June 1993, Tandanor sold the plot of land near Puerto Madero denominated “Planta 1” to Puerto Retiro S.A.

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff’s claim shall be rejected by the courts.

21

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 15: (Continued)

Hoteles Argentinos S.A.: mortgage loan

The Extraordinary Shareholders’ Meeting held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. for a total of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for year loans plus the applicable mark-up per the contract, which consists in a variable interest rate applicable in the year ended June 30, 2004 it ranged between 5.8700% and 6.0713%.

The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

As a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 thousand falling due on January 26, April 29, July 29, October 26, 2002, January 29, April 29, July 29, October 29, 2003, January 29, April 29, and July 29, 2004 respectively and the interest installment amounting to US$ 1,514 thousand falling due on July 29, October 26, 2002, January 29, April 29, July 29, October 29, 2003, January 29, April 29, and July 29,2004 were not paid.

Although Hoteles Argentinos’ Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans.

On March 5, 2004, BANKBOSTON N.A. formally notified Hoteles Argentinos S.A. that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 between Hoteles Argentinos S.A. as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

Consequently, all pending obligations of Hoteles Argentinos S.A. must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

Alto Palermo S.A.- Restricted assets.

a)	As of June 30, 2004, Shopping Neuquén S.A. includes Ps. 41,8 thousand in financial loans, corresponding to a mortgage set up on acquired land for Ps. 3,314 thousand.

b)	On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders.

22

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 16: TARSHOP	CREDIT CARD RECEIVABLE SECURITIZACION

Alto Palermo S.A. has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the company balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the company balance sheet as a retained interest in transferred credit card receivables. Under these programs, the company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-years revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 108.3 million of its customer credit card receivable. Under the securitization programs, the Trusts issued Ps. 16.1 million nominal value subordinated CPs. Ps. 33.1 million 9% fixed-rate interest TDFs and Ps. 11,1 million 10% fixed-rate interest TDFs, Ps 4,1 million 13% fixed-rate interest, Ps. 11 million 14% fixed-rate interest TDFs, Ps.0,9 million 15% fixed-rate interest TDF, Ps. 20,0 million 18% fixed-rate interest TDFs, and Ps. 11,9 million variable rate interest. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina except for Ps. 1.4 million, which were acquired by Tarshop S.A. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.8 million.

NOTE 17: PURCHASE	OF SHARES AND OPTION OF BANCO HIPOTECARIO S.A.

On December 30, 2003, the Company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 warrants at US$ 33.86 each, granting the right to purchase an additional total of 3,753,700 shares. This transaction implied a total disbursement of US$ 11.1 million.

23

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 17: (Continued)

Furthermore, on February 2, 2004, the Company and its subsidiary Ritelco exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year. Accordingly, 4,774,000 shares for a total of Ps. 33.4 million were acquired.

On May 7, 2004, Ritelco S.A. sold a participation of 2,444,571 shares in Banco Hipotecario S.A. to the related company IFIS at a unit price of $ 7.0, the total amount of the operation being US$ 6.0 million, generating a loss of $ 1.6 million.

On June 30, 2004, Ritelco S.A. sold a participation of 43,000 shares in Banco Hipotecario S.A. to the related company IFIS at a unit price of $ 7.0, the total amount of the operation being US$ 0.1 million, generating net income of $ 0.01 million.

Therefore, at the date of issuing these financial statements, the total holding amounted to 17,641,162 shares.

NOTE 18: IRSA INTERNATIONAL LIMITED INVESTMENT´S IN IRSA TELECOMUNICACIONES N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the above mentioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV.

In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million, generating an increase in its participation in the capital stock at that date of 62%.

As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV.

24

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 18: (Continued)

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

NOTE 19: MORTGAGE RECEIVABLE SECURITIZATION

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A., parties of the first part (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A., party of the second part (hereinafter the “Trustee”), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

25

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 19: (Continued)

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and was adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also to modify the face of the Participation Certificates Class D, with the new face value being Ps. 10,321,280.

At June 30, 2004, the Exchangeable Class D Participation Certificates amounted to thousand Ps. 4,938 in IRSA, thousand Ps. 787 in Inversora Bolívar S.A., and thousand Ps. 202 in Baldovinos S.A. Class A, B, and C Certificates are totally amortized at the closing of the year.

26

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 20: CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.

On November 9, 2001, IRSA Inversiones y Representaciones S.A. (“the Company”) and GSEM/AP Holdings L.P. (“GSEM”) entered into a first amendment to the Shareholders’ Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

a)	The capital reduction of Palermo Invest S.A. by thousand Ps. 37,169.

b)	The unanimous approval of Palermo Invest S.A.’s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable. As stated in Decree No. 214/02, the dollar rate of exchange mentioned above has been left without effect.

c)	The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called “IRSA Dividend Right”), in such a way that GSEM will have the right to collect all the dividends that may be approved (called “GSEM Dividend Right”), with the scope defined in point g).

d)	The Company’s obligation to pay a total amount of thousand US$ 13,135 to GSEM (called “GSEM Credit”), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

e)	The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A.. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA’s shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA’s shares. Upon the Company’s total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

f)	GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point d) above.

27

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 20: (Continued)

g)	Finally, the Company and GSEM/AP Holdings L.P. acknowledge that: i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right.

At 30 June 2003, the Company has settled all the installments referred to in item d) amounting to a total of Ps. 39,208 thousand, recording a profit of Ps. 25,962 thousand as a result of a remission by GSEM. Along these lines, at the date of issue of these financial statements, the aspects referred to in items c), e), f) and g)

are null and void.

NOTE 21: DERIVATIVE INSTRUMENTS

The Company uses certain financial instruments to reduce its global financing costs. Furthermore, the Company has not used the financial instruments to hedge future operations or commitments

-    Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities under swaps for derivatives were recognized in the results for the year.

In order to minimize its financing costs and manage interest rate exposure, APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed- rate debt to peso-denominated floating rate debt.

At March 31, 2001 the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity in April 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturity in April 2005, which as of June 30, 2004 has a fair value of US$ 45.41 million. Any difference payable or receivable is accrued and recorded as an adjustment to disbursements for interest in the Statement of Income. During the years ended June 30, 2004 and 2003, APSA recognized a gain of Ps. 11.24 million and of Ps. 79.87 million, respectively.

28

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 21: (Continued)

The inherent risk to Alto Palermo S.A. from the swap agreement is limited to the cost of replacing that contract at current market rates. Alto Palermo S.A. considers that such cost would increase in the event of a continuing devaluation of the peso.

-    Options contracts to purchase metals

At June 30, 2004 the Company had carried out the following transaction on the Futures Exchange according to the following detail:

Futures- Silver Dicember 2004-New York Market

Metal	Number of ounces	Average purchasing price US$	Quotation at 06-30-2004
Silver	150,000	6.03	5.826
Silver	75,000	6.10	5.826
Silver	75,000	6.14	5.826

The results generated al June 30, 2004 corresponding to the silver futures transaction amount to Ps. 4,171,901 equivalent to U$S 1,447,499 and are recorded in the line “Financial Results” in the Statement of Income.

In guarantee for the futures transaction, the Company maintains US$ 162,000 in the stockbroker’s account. This amount is disclosed in the “Operation pending settlement” account in the “Other receivables” line.

NOTE 22: ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary, book-entry shares, par value of Ps. 0.10 each, for up to US$ 50,000,000.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14.196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

29

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 22 (Continued)

- Conversion right: the notes will be converted at the option of each holder into ordinary book entry shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

- Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The Convertible Negotiable Obligations were paid in cash or by using liabilities due from APSA on the subscription date.

The Company applied the funds obtains from the offering of securities to payment of expenses and fees relating to issuing and placement of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of negotiables obligations Class A-2 and B-2 the latter belong to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocation of funds duly presented to the National Securities Commission.

At June 30, 2004, third party holders of Convertible Negotiable Obligations to ordinary Company shares, have exercised their right to convert them for a total US$ 934,590, generating the issuing of 27,579,542 ordinary shares with a face value of Ps. 0.1 each. As a result of those conversions, the Company’s participation decreased by 1.74%. After the end of the year, however, the Company has converted sufficient Negotiable Obligations to recover the percentage participation it held before the conversion of third party holdings, that took place during the year.

The total amount of Convertible Negotiable Obligations at June 30, 2004 was US$ 49.07 million.

NOTE 23: ALTO PALERMO - COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have undertaken to make capital contributions in E-Commerce Latina S.A. for Ps. 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up Ps. 12 million for the development of new lines of business. Telefónica de Argentina S.A. would contribute 75% of that amount.

On April 30, 2001, Alto Palermo S.A. and Telefónica de Argentina S.A. made a contribution of Ps.10 million, according to their respective shareholdings.

30

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 23 (Continued)

In addition, E-Commerce Latina S.A. has granted an irrevocable option to acquire Class B shares representing 15% of the corporate capital of Altocity.com S.A. in favor of Consultores Internet Managers Ltd., a company organized in the Cayman Islands, in order to act as representative of the Management of Altocity.com S.A. and represented by an independent lawyer. That option may be exercised during a term of 8 years as from February 26, 2000, at a price equivalent to current and future contributions to be made in Altocity.com S.A., plus interest to be accrued at a rate of 14% and to be capitalized annually.

NOTE 24: EARNINGS PER SHARE

Below is a reconciliation between the weighted average of ordinary outstanding shares and the weighted average of diluted ordinary shares. The latter has been determined considering the possibility of holders of Negotiable Obligations convertible into Ordinary Shares of the Company for a nominal value of up to US$ 100,000,000, mentioned in Note 11 to the financial statements, exercising their right to convert the bonds held by them into shares.

Weighted average outstanding shares total 225,005.

Conversion of securities into debt.

Weighted average diluted ordinary shares total 554,271.

Below is a reconciliation between net income used for calculation of the basic and diluted earnings per share.

	06.30.04	06.30.03
Result for calculation of basic earnings per share	87,862	286,445
Exchange difference	15,583	(72,999)
Interest	22,082	14,064
Income tax	—	20,627

Result for calculation of diluted earnings per share	125,527	248,137

Net basic earnings per share	0.390	1.37
Net diluted earnings per share	0.226	0.57

NOTE 25: PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDINGS.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones S.A.), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870,000. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers’ fees.

On March 2, 2004, the Company made a deposit of $ 7,191,115 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127,000, equivalent to $ 1,964,452. The total amount settled on that date was $ 9,155,567.

31

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 25: (Continued)

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

As a result of this situation, at June 30, 2004 Management decided to increase the provision for unexpired claims to $ 4,643,002, and to expense the increase of $ 2,566,133 in the Statement of Income under Other net income and expenses.

32

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Financial Statements

For the years ended as of

June 30, 2004 and 2003

In comparative format

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the Company:	IRSA Inversiones y Representaciones S.A.

Corporate domicile:	Bolívar 108 1[o] Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements at June 30, 2004

compared with the previous year

in thousand of pesos

Fiscal year No. 61 beginning July 1o, 2003

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 9)
Type of stock	Authorized for Public Offer of Shares	In thousands of pesos
		Subscribed	Paid up
Common stock,1 vote each	248,802,993	248,803	248,803

IRSA Inversiones y Representaciones Sociedad Anónima

Balance Sheets as of June 30, 2004 and 2003

In thousand of pesos (Note 1)

	June, 30 2004	June 30, 2003
ASSETS
CURRENT ASSETS
Cash and banks (Schedule G)	7,523	54,569
Investments (Schedules C, D and G)	14,576	79,569
Mortgages and leases receivables (Note 2)	4,611	2,889
Other receivables (Note 3 and Schedule G)	14,980	20,035
Inventories (Note 4)	5,430	8,172

Total Current Assets	47,120	165,234

NON-CURRENT ASSETS
Mortgages receivables (Note 2)	37	256
Other receivables (Note 3 and Schedule G)	74,682	87,443
Inventories (Note 4)	233	3,382
Investments (Schedules C, D and G)	1,077,696	883,664
Fixed assets, net (Schedule A)	204,958	185,854
Intangible assets, net (Schedule B)	—	—

Total Non-Current Assets	1,357,606	1,160,599

Total Assets	1,404,726	1,325,833

	June 30, 2004	June 30, 2003
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Schedule G)	2,055	2,323
Mortgages payable (Schedule G)	2,218	2,100
Customer advances	1,040	899
Short - term debt (Note 5 and Schedule G)	12,192	38,581
Salaries and social security payable	802	559
Taxes payable (Schedule G)	2,177	3,011
Other liabilities (Note 6 and Schedule G)	5,751	10,495

Total Current Liabilities	26,235	57,968

NON-CURRENT LIABILITIES
Long - term debt (Note 5 and Schedule G)	415,229	457,838
Customer advances	1,312	18
Taxes payable	817	74
Other liabilities (Note 6 and Schedule G)	1,279	749

Total Non-Current Liabilities	418,637	458,679

Total Liabilities	444,872	516,647

SHAREHOLDERS’ EQUITY (As per relevant statement)	959,854	809,186

Total Liabilities and Shareholders’ Equity	1,404,726	1,325,833

The accompanying notes and schedules are an integral part of these financial statements.

Saul Zang
Vicepresident acting as
President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Income

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos (Note 1)

	June 30, 2004	June 30, 2003
Sales, leases and services	25,406	40,835
Cost of sales, leases and services (Schedule F)	(19,074)	(33,713)

Gross income	6,332	7,122
Selling expenses (Schedule H)	(2,146)	(1,739)
Administrative expenses (Schedule H)	(12,593)	(12,167)

Subtotal	(14,739)	(13,906)
Results from operations and holding of real estate assets	31,899	14,841

Operating results	23,492	8,057
Financial results generated by assets:
Interest income	10,716	11,943
Exchange gain (loss)	17,377	(74,533)
Loss on exposure to inflation	—	(10,790)
Gain on financial operations	15,026	8,110
Interest on discount of assets	690	(1,505)

Subtotal	43,809	(66,775)
Financial results generated by liabilities:
Discounts	7,235	36,868
Exchange (loss) gain	(25,435)	233,511
Gain on exposure to inflation	—	2,725
Interest on discount of liabilities	(52)	31,696
Financial expenses (Schedule H)	(38,404)	(44,720)

Subtotal	(56,656)	260,080

Financial results, net	(12,847)	193,305
Equity gain (loss) from related parties (Note 8 c.)	85,974	42,225
Other expenses, net (Note 7)	(5,023)	(6,029)

Income before tax	91,596	237,558
Income tax and asset tax ( Notes 1.6 m., n. and 12)	(3,734)	48,887

Income for the year	87,862	286,445

The accompanying notes and schedules are an integral part of these financial statements.

Saul Zang
Vicepresident acting as
President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Changes in Shareholders’ Equity

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos (Note 1)

Items	Shareholders’ contributions						Reserved Earnings	Retained deficit	Total as of June 30, 2004	Total as of June 30, 2003
	Common Stock	Treasury stock	Inflation adjustment of common stock	Inflation adjustment of treasury stock	Additional paid-in- capital	Total	Legal reserve
Balances as of beginning of year	212,013	—	274,387	—	569,489	1,055,889	19,447	(266,150)	809,186	522,720
Issuance of common stock	36,790	—	—	—	26,016	62,806	—	—	62,806	21
Income for the year	—	—	—	—	—	—	—	87,862	87,862	286,445

Balances as of June 30, 2004	248,803	—	274,387	—	595,505	1,118,695	19,447	(178,288)	959,854	—

Balances as of June 30, 2003	212,013	—	274,387	—	569,489	1,055,889	19,447	(266,150)	—	809,186

The accompanying notes and schedules are an integral part of these financial statements.

Saul Zang
Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (1)

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos (Note 1)

	June 30, 2004	June 30, 2003
CHANGES IN CHASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	120,292	5,033
Cash and cash equivalents as of end of year	9,864	120,292

Net (decrease) increase in cash and cash equivalents	(110,428)	115,259

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income for the year	87,862	286,445
Plus (less) income tax and asset tax accrued for the year	3,734	(48,887)
Adjustments to reconcile net income to cash flow from operating activities:
• Results from operations and holding of real estate assets	(31,899)	(4,720)
• Equity (gain) loss from related parties	(85,974)	(42,225)
• Allowances and provisions	3,978	3,511
• Sundry provisions	5,159	4,674
• Depreciation and amortization	4,998	6,446
• Financial results	(14,882)	(263,594)
Changes in assets and liabilities:
• Decrease (increase) in current investments	10,073	(198)
• Decrease (increase) in non-current investments	256	(27,140)
• (Increase) decrease in mortgages and leases receivables	(1,178)	6,739
• Decrease in other receivables	3,905	15,793
• Decrease in inventory	2,741	18,234
• (Decrease) increase in taxes payable, salaries and social security and customer advances	(6,096)	2,192
• Decrease in accounts payable	(268)	(1,954)
• Increase in accrued interest	7,055	30,518
• Dividends collected	—	608
• (Decrease) increase in other liabilities	(9,638)	204

Net cash used in operating activities	(20,174)	(13,354)

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies	1,396	10,728
• Increase interest in subsidiary companies	(42,164)	(21,911)
• Purchase of shares and options of Banco Hipotecario S.A.	(80,155)	—
• Sale of shares of Banco Hipotecario S.A.	44,163	—
• Purchase of Alto Palermo S.A. shares	(3,187)	—
• Sale of Alto Palermo S.A. shares	3,291	—
• Loans received (granted) to related parties	13,367	(31,557)
• Purchase and improvements of undeveloped parcels of land	(189)	(78)
• Purchase and improvements of fixed assets	(993)	(3,975)
• Dividends collected	6,111	—

Net cash used in investing activities	(58,360)	(46,793)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short-term and long-term debt	—	355,471
• Payment of short-term and long-term debt	(55,503)	(177,781)
• Payment for seller financing	(1,150)	(1,182)
• Increase in intangible assets	—	(1,102)
• Issuance of common stock	24,759	—

Net cash (used in) provided by financing activities	(31,894)	175,406

Net (decrease) increase in cash and cash equivalents	(110,428)	115,259

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these financial statements.

Saul Zang
Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (Continued)

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos (Note 1)

	June 30, 2004	June 30, 2003
Supplemental cash flow information
Cash paid during the years for:
• Interest	29,036	31,249
• Income tax	—	—

Non-cash activities:
• Increase in inventory through a decrease in fixed assets	2,775	17,579
• Increase in fixed assets through a decrease in inventory	40	153
• Increase in undeveloped parcels of land through a decrease in inventory	—	25,319
• Decrease in other receivable for APSA bond	—	81,777
• Decrease in short and long term debt through an increase in other liabilities	1,326	—
• Increase in inventory through a decrease in mortgages receivables	—	896
• Decrease in non-current investments through an increase in other receivables	2,220	—
• Increase in non-current investments through a decrease in other receivables	14,200	455
• Increase in other current receivables through an increase in current taxes payable	2,854	—
• Increase in fixed assets through an increase in mortgages payable	—	928
• Increase in other receivables through a decrease in non-current investments	—	2,078
• Increase in other non-current receivables through a decrease in inventory	5,890	—
• Conversion of negotiable obligations into shares	38,047	—
• Decrease in short-term and long-term debt through an increase in other receivables	—	7,399
• Increase in non-current investments through a decrease in intangible assets	—	966
• Increase in non-current investments through a decrease in other current receivables	54,819	—

Saul Zang
Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1. Issuance of new technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16: “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14” and 20: “Derivatives and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Pronouncements and amendments to them will come into force for fiscal years commencing as from July 1, 2002, except for TR 20, whose effective date tallies with the financial years commencing January 1, 2003.

The National Securities Commission has adopted the mentioned Technical Pronouncements, incorporating certain amendments, to be in effect as from years commenced on January 1, 2003.

Furthermore, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21: “Equity Method Value – consolidation of financial statements – information to disclose on related parties” through Resolution M.D. No. 5/2003. This Technical Pronouncement and the modifications it incorporates, became effective for financial years beginning as from April 1, 2003. Furthermore, the National Securities Commission has adopted it, making certain changes and establishing that it is applicable as from fiscal years commenced on April, 2004, accepting advance application.

1.2. Preparation and presentation of financial statements

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.3.	Use of estimations

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the year. Estimates are used when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these financial statements.

1.4.	Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002 in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements has been re-established, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through to September 30, 2003. At June 30, 2004 this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statement of Income as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result of exposure to changes in the purchasing power of the currency.

b. Other holding gains and losses arising during the year.

c. Financial results.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.5. Comparative information

According to the new Technical Pronouncements mentioned in Point 1.1, the Balance Sheet, statement of income, statement of changes in shareholders equity and statement of cash flow are disclosed in comparative format with the year ended June 30, 2003.

1.6. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation. Operations in foreign currency are shown in the Statement of Income under Financial results, net.

In accordance with Decree 214/02, certain assets and liabilities denominated in US dollars or other foreign currencies existing at January 6, 2002 were converted into pesos at the parity of Ps. 1 per US$ 1 and adjusted through application of the reference stabilization index (CER).

c.	Short-term investments

Time deposits were valued at placement value plus financial results accrued based on the internal rate of return determined at that moment.

Short-term investments in debt securities, shares and mutual funds were valued at their net realization value.

Participation certificates class C in the IRSA I financial trust were valued at acquisition cost plus accrued interest.

d.	Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6. (Continued)

e.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

At June 30, 2003 certain financial loans were valued at their discounted value, calculated at the rate accepted by the creditor to receive advance payment, as the Company settled the loan before maturity.

f.	Other receivables and payables

Sundry receivables and payables (Asset tax, corporations sect. 33 Law No. 19.550, deposits in guarantee, accounts receivable in trust and customer advances) were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively. Deferred tax assets and liabilities have not been discounted.

As established by the regulations of the National Securities Commission and as mentioned above, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

Credits in kind:

Right to receive goods to be produced:

The units relating to the building called “Edificios Cruceros” have been valued according to the accounting measuring standards corresponding to inventories receivable.

Liabilities in kind:

Obligation to deliver assets to be manufactured:

Units committed for delivery related to the property identified as “San Martín de Tours” were valued at the higher of the value of the sums received or the production cost of the assets to be delivered plus additional costs necessary to place the assets at the disposal of the creditor.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Continued)

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventory

A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation, as defined in Note 1.4., or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling costs are deferred and charged to expense in the year in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the year in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the year ended at June 30, 2004 and 2003.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

As mentioned in Note 1.6.o., as at June 30, 2004, the Company had reversed allowances for impairment of value of Inventories, identified as Rivadavia 2768. The total amount of recovery amounted to $6 and has been allocated to the “Results from transactions and holding of real estate assets” line in the Statement of Income (see Schedules E and F)

At the end of the previous fiscal year, as mentioned in Note 1.6.o., the Company set up allowances for impairment of certain inventories (identified as Avda. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardín, Sarmiento 517 and parking lots in Dock 13).

The accounting value of inventories, net of allowances set up, does not exceed estimated recoverable value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Continued)

i.	Long -term investments

i.a. Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the year.

i.b. Investments in shares of subsidiaries and related companies:

The long-term investments in subsidiaries and related companies detailed in Schedule C, were valued by the equity method of accounting based on the financial statements at June 30, 2004 issued by them.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies which exceeds or is below the market value of the assets acquired and goodwill related to the subsidiary Alto Palermo S.A.

As a result of the purchase of shares and the exercise of the options mentioned in Note 17 to the consolidated financial statements, the Company has reevaluated the accounting criterion to be used for valuation of its participation in Banco Hipotecario S.A. and subsidiaries (Banco de Crédito y Securitización S.A.), originally recognized at net realization value and restated acquisition cost, respectively.

Taking into account the current participation of the Company in these entities, the exercise of significant influence on their decisions and the intention to maintain the participation as a long-term investment, the Company has valued its investment in these companies by the equity method of accounting.

The greater value of these investments as a consequence of this change of criterion generated by the results in these companies amounts to $ 17,176 and has been recognized as a result for the year under line “Result of Corporations under sect. 33 of Law No. 19,550”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Continued)

i.	(Continued)

i.b.	(Continued)

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the cost resulting from apportioning the participation certificate holding to the trust assets in the case of class D.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the year, as defined in Note 1.4., or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

As mentioned in Note 1.6.o., at June 30, 2004 the Company has reversed provisions for impairment of certain land reserves (identified as Pilar, Torres Jardín IV, Constitución 1111, Caballito plots of land). The amount of reversal totaled $7,032 and was charged to “Results from operations and holdings of real estate assets” in the statement of income (see Schedule E).

As mentioned in Note 1.6.o., at June 30, 2003 the Company recognized an impairment in connection with certain parcels of undeveloped land (identified as Padilla 902, Pilar, Constitución 1111). Furthermore, at June 30, 2003 the allowance set up on Santa María del Plata amounting to Ps. 8,528 has been reversed.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of year.

j.	Fixed assets

Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Continued)

j.	(Continued)

•	Rental properties

Rental properties are carried at cost, adjusted for inflation, as defined in Note 1.4., less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the year incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the year ended June 30, 2004 and 2003.

As mentioned in Note 1.6.o., the Company had reversed allowances for impairment of value of certain assets on lease, (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942, Sarmiento 517, Suipacha 664, Avda. De Mayo 595, Constitucion 1111, Libertador 602, Maipu 1300, Libertador 498, Laminar Plaza and Costero Dock IV). The total amount of the reversal amounted to $ 24,861 and has been allocated to the “Results from operations and holding of real estate assets” line in the Statement of Income (see Schedule E).

As mentioned in Note 1.6.o., at June 30, 2003, the Company recognized an impairment on certain rental property (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942 and Sarmiento 517).

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the year ended June 30, 2004 and the year ended June 30, 2003 were not material. These costs are being amortized on a straight-line basis over a period of 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Continued)

j.	(Continued)

•	Other properties and equipment

Other property and equipment properties are carried at cost, adjusted for inflation, as defined in Note 1.4., less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	10
Machinery and equipment	10
Furniture and fixtures	5
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets

Intangible assets are carried at cost, adjusted for inflation at the end of the year as defined in Note 1.4., less accumulated amortization.

Intangible assets accounting value, does not exceed estimated recoverable value.

•	Deferred Financing Cost

Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of redemption of this notes, the related expenses are amortized using the proportional method.

Amortization has been recorded under financial results in the Statement of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Continued)

k.	(Continued)

•	Selling and advertising expenses

Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the year in which the related revenue is earned, as determined under the percentage-of-completion method.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (See Note 12).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issue of these financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carryforwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset Tax

The Company calculates Asset tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if Asset tax exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At June 30, 2004, the Company estimated asset tax recognizing under other receivables (non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensed the balance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Continued)

o.	Allowances

Allowance for doubtful accounts: the Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly evaluates its non-current assets for recoverability. The Company considers that an impairment loss is recorded whenever the recoverable value is lower than book value. Impairment losses must be expensed against the result for the year. The recoverable value is mainly calculated using independent appraisals or projections of future cash flows. At June 30, 2004, 2003 and 2002, the Company revalued the recoverable value of its non-current assets, recording a charge due to impairment or reversing the provision.

The decrease in the provision for impairment and its reversal was recorded under “Results from operations and holdings of real estate assets” in the statement of income.

For contingencies and sundry risks: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issue of these financial statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Continued)

p.	Shareholders’ equity accounts

Movements in shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.4.

The “Common stock” account was stated at historical nominal value. The difference between value stated in constant currency and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the year

The results for the year are shown as follows:

Income accounts are shown in currency of the month to which they correspond, and have been restated as mentioned in Note 1.4.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the income - (loss) of such companies, with the adjustments for application of the equity method of valuation according to Technical Pronouncement 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 175 thousand and Ps. 168 thousand for the years ended June 30, 2004 and 2003, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Continued)

t.	Financial derivatives

The Company uses various financial derivatives to administer the risk related to its net investment in foreign operations and as a complement to reduce its global financial costs.

The Company has not used financial instruments to hedge transactions foreseen or firm commitments. To be eligible for hedging, the Company must be exposed to currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as such. In addition, for hedging purposes, the significant characteristics and expected terms of the planned transaction must be identified and the expected transaction must be probable. Financial instruments that can be recorded as hedging instruments must maintain a high correlation between the hedging instrument and the item being hedged at the beginning and during the entire hedging period.

The Company formally documents all the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy before embarking on hedging transactions. This process includes detailing all the derivatives designated for hedging of specific assets and liabilities in the balance sheet or specific firm commitments or planned transactions. The Company also evaluates both at the beginning of the hedging transaction and on an ongoing basis whether the derivatives used in hedging transactions are very effective to offset fluctuations in the market values or cash flows of the items hedged. If it is determined that a derivative is not very effective for hedging or that it has stopped being an effective cover, the Company would discontinue the recording of such hedging instrument in the future.

- Option contracts:

The Company enters into option contracts whereby, through the payment or collection of a sum of money (premium), it acquires or grants a right to require that the other party buy or sell certain underlying assets (shares, metal, etc.) at a fixed price during a pre-established term. These contracts were valued at their quotation value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Continued)

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line bases over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily in mutual funds.

w.	Result from operations and holding of real estate

The results from operations and holding of real estate assets include the results provided by the valuation and sale of shares in real estate investment companies.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.6. (Continued)

x. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

NOTE 2: MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non-current	Current	Non-current
Mortgages and leases receivable	405	37	841	256
Debtors under legal proceedings	2,024	—	1,488	—
Related parties (Note 8 a.)	3,142	—	1,508	—
Less:
Allowance for doubtful accounts (Schedule E)	(960)	—	(948)	—

	4,611	37	2,889	256

As of June 30, 2004 and June 30, 2003, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 3: OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non-current	Current	Non-current
Asset tax (Note 1.6.n.)	—	19,329	2	18,235
Value Added Tax (VAT)	8	—	193	—
Related parties (Note 8 a.)	13,939	8	15,959	20,383
Guarantee deposits	—	33	—	38
Expenses to recover	242	—	370	—
Gross sales tax	6	—	4	—
Income tax prepayments and withholdings	16	—	5	—
Operating pending settlement	—	—	40	—
Trust accounts receivable	—	361	—	361
Credit Fiscal Certificates	563	—	2,265	—
Present Value	—	(816)	—	(1,505)
FNM Options	59	—	—	—
Deferred income tax (Note 12)	—	49,931	—	49,931
Credit from barter of “Edificios Cruceros” (1)	—	5,836	—	—
Tax on Personal Assets to be recovered	3,893	—	689	—
Allowance for uncollectibility of tax on Personal Assets	(3,887)	—	—	—
Other	141	—	508	—

	14,980	74,682	20,035	87,443

Note:

(1)	Secured with first mortgage in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 4: INVENTORIES

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non-current	Current	Non-current
Real estate for sale	5,430	233	8,172	3,382

	5,430	233	8,172	3,382

The value recorded at June 30, 2004 and June 30, 2003 includes the valuation allowance, as mentioned in Note 1.6.o.

NOTE 5: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non-current	Current	Non-current
Bank loans (2)	3,401	56,556	30,464	86,365
Bank loans - Accrued interest (2)	229	4,108	2,509	—
Negotiable Obligations – 2009 principal amount (3)	5,528	91,915	—	92,238
Negotiable Obligations - 2009 - accrued interest (3)	402	6,728	2,677	—
Convertible Negotiable Obligations - 2007 (1)	2,632	255,922	2,765	279,235
Other financial loans	—	—	166	—

	12,192	415,229	38,581	457,838

Notes:

In November 2002 the Company refinanced financial loans amounting to US$ 103.4 million. The new conditions are substantially different from the original conditions, and therefore the Company has written off the original loans and recognized a new debt discounted at a rate reflecting the market appraisals on the money time value and risks inherent to the debt. Accordingly, at June 30, 2003, the Company has recognized net income amounting to Ps. 31.7 million, resulting from considering the difference between the discounted value of the new debts at the market rate (8% p.a.) and the book value of refinanced debts at the moment of refinancing.

1.	According to Note 11, these tally with the convertible negotiable obligations to stock (CNB) for a total amount of US$ 100 million which as of the current date amounts to US$ 87.1 million, net of issue expenses.
2.	Corresponds an unsecured loan for a total of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Consequently, at June 30, 2004, principal (net of interest to be accrued at a market rate of 8% p.a.) amounts to US$ 20.3 million. The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.
3.	Corresponds with the Negotiable Bonds secured by the assets described in Note 10.b. for US$ 37.4 million, which mature on 20 November 2009, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. Consequently, at June 30, 2004 the Company recorded a total balance of US$ 32.9 million, which correspond to US$ 37.4 million discounted at a market rate equivalent to 8% p.a. The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 6: OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2004		June 30, 2003
	Current	Non-current	Current	Non-current
Seller financing	—	—	1,099	—
Related parties (Note 8 a.)	24	—	426	—
Guarantee deposits	377	1,286	474	807
Provision for discounts (Schedule E)	—	—	3	—
Provision for lawsuits (Schedule E)	284	—	247	—
Directors’ fees	4,325	—	4,674	—
Directors’ deposits (Note 8 a.)	—	8	—	8
Fund administration	1	—	—	—
Operating pending settlement	—	—	1	—
Donations payable (Note 8 a.)	569	—	3,269	—
Collections on behalf of third parties	—	—	5	—
Present Value	—	(15)	—	(66)
Other	171	—	297	—

	5,751	1,279	10,495	749

NOTE 7: OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2004	June 30, 2003
Other income:
Results from sale of fixed assets	62	1
Other	193	281

	255	282

Other expenses:
Unrecoverable VAT	(354)	(792)
Donations	(300)	(3,999)
Debit and credit tax	(546)	(598)
Lawsuits	(37)	(41)
Tax on Personal Assets to be recovered	(3,887)	—
Other	(154)	(881)

	(5,278)	(6,311)

Total other expenses, net	(5,023)	(6,029)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 8: BALANCES AND TRANSACTIONS WITH INTERCOMPANY

a.	The balances as of June 30, 2004 and June 30, 2003 with controlled, affiliated and related companies are as follows:

	June 30 2004	June 30, 2003
Abril S.A. (1)
Current mortgages and leases receivables	2	3

Alternativa Gratis S.A. (4)
Current mortgages and leases receivables	16	5

Alto Palermo S.A. (1)
Current mortgages and leases receivables	610	2
Other current receivables	2,025	2,048
Current investments	4,185	3,814
Non-current investments	91,487	83,874
Trade accounts payable	88	120
Other current liabilities	19	1

Altocity.Com S.A. (3)
Current mortgages and leases receivables	4	92
Other current receivables	—	26

Baldovinos S.A. (1)
Current mortgages and leases receivables	—	613

Banco Hipotecario S.A. (3)
Non-current investments	87,392	7,793

Banco de Crédito y Securitización S.A (3)
Non-current investments	4,590	7,007

Cresud S.A.C.I.F. (2)
Current mortgages and leases receivables	1	1
Other current receivables	—	188
Trade accounts payable	1	62
Long term debt-Negotiable Obligations	132,942	139,140

Dolphin Fund Management S.A. (4)
Current mortgages and leases receivables	—	22
Other current receivables	4,915	19
Trade accounts payable	—	109

Emprendimiento Recoleta S.A. (1)
Trade accounts payable	5	—

Fibesa S.A. (4)
Current mortgages and leases receivables	4	—
Other current receivables	—	9
Trade accounts payable	2	2

Fundación IRSA (4)
Other current liabilities	569	3,269

Hoteles Argentinos S.A. (1)
Trade accounts payable	2	2

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 8: (Continued)

	June 30 2004	June 30, 2003
Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	2,455	732
Other current receivables	38	1,336
Trade accounts payable	9	98

Llao Llao Resorts S.A. (1)
Other current liabilities	5	425

Nuevas fronteras S.A. (1)
Trade accounts payable	1	—

Palermo Invest S.A. (1)
Other current receivables	4,084	2,366
Other non-current receivables	—	2,366

Pereiraola S.A. (1)
Current mortgages and leases receivables	—	—

Advances employees (4)
Managers, Directors and other current Staff of the Company	104	95
Managers, Directors and other non- current Staff of the Company	8	14

Puerto Retiro S.A. (3)
Current mortgages and leases receivables	—	—

Red Alternativa S.A. (4)
Current mortgages and leases receivables	49	34
Other current receivables	—	3

Ritelco S.A. (1)
Other current receivables	—	7,344
Other non-current receivables	—	18,003

SAPSA (4)
Other current receivables	2,773	2,465
Current accounts payable	9	—

Tarshop S.A. (1)
Current mortgages and leases receivables	1	4
Other current receivables	—	60

Estudio Zang, Bergel & Viñes (4)
Current accounts payable	18	—

Directores (4)
Long term debt - Negotiable Obligations	370	350
Other current liabilities	4,325	4,674
Other non-current liabilities	8	8

(1)	Subsidiary.
(2)	Shareholder.
(3)	Equity investee
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

b.	Results on controlled, affiliated and related companies during the years ended June 30, 2004 and 2003 are as follows:

	Year	Sales and service fees	Leases	Holding results	Recovery of expenses	Cost of services	Leases	Fees	Donations	Interest Earned	Interest Lost
Related parties
Alto Palermo S.A.	2004 2003	1,021 —	— —	— —	— —	168 —	— —	— —	— —	14,484 4,056	— —
Altocity.Com S.A.	2004 2003	46 —	97 102	— —	— —	— —	— —	— —	— —	— —	— —
Alternativa Gratis S.A.	2004 2003	38 4	— —	— —	— —	— —	— —	— —	— —	— —	— —
Palermo Invest S.A.	2004 2003	— —	— —	— —	— —	— —	— —	— —	— —	— —	— —
Cresud S.A	2004 2003	361 —	— —	— —	— —	92 8	— —	— —	— —	— —	— 197
Econentworks Argentina S.A.	2004 2003	— —	— —	— —	— —	— —	— —	— —	— —	— —	— —
Red Alternativa S.A.	2004 2003	16 —	137 119	— —	— 65	— —	— —	— —	— —	— —	— —
Tarshop S.A.	2004 2003	115 —	65 44	— —	— —	— —	— —	— —	— —	— —	— —
Dolphin Found Management S.A.	2004 2003	20 17	— —	1,298 —	— —	109 21	138 198	— —	— —	— —	— 32
Abril S.A.	2004 2003	17 17	— —	— —	— —	— —	— —	— —	— —	— —	— —
Llao Llao Resorts S.A.	2004 2003	— —	43 —	— —	— —	— —	— —	— —	— —	— —	— 61
Inversora Bolívar S.A.	2004 2003	1,079 1,298	168 —	— —	— 1,118	— —	104 —	— —	— —	— —	— 6
Valle de las Leñas S.A.	2004 2003	— —	— —	— —	— —	— —	— —	— —	— —	— 76	— —
Shopping Alto Palermo S.A.	2004 2003	— —	— —	— —	— —	— —	— —	— —	— —	308 111	— —
Banco Hipotecario S.A.	2004 2003	— —	— —	12,300 1,749	— —	— —	— —	— —	— —	— —	— —
Ritelco S.A.	2004 2003	— —	— —	— —	— —	— —	— —	— —	— —	802 803	18 86
Personal loans	2004 2003	— —	— —	— —	— —	— —	— —	— —	— —	5 3	— —
IFISA	2004 2003	— —	— —	— —	— —	— —	— —	— —	— —	54 —
Fundación IRSA	2004 2003	— —	— —	— —	— —	— —	— —	— —	42 399	— —
Emprendimiento Recoleta S.A.	2004 2003	— —	— —	— —	— —	— —	— —	5 —	— —	— —
Law firm Zang, Bergel y Viñes	2004 2003	— —	— —	— —	— —	— —	— —	243 376	— —	— —
Directors	2004 2003	— —	— —	— —	— —	— —	— —	4,325 4,674	— —	— —

Total 2004		2,713	510	13,598	—	369	242	4,573	42	15,653	18

Total 2003		1,336	265	1,749	1,183	29	198	5,050	399	5,049	382

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 8: (Continued)

c.	The composition of intercompany gain is as follows:

	Income
	June 30, 2004	June 30, 2003
Equity in earnings of controlled and affiliated companies	84,487	41,788
Amortization of intangible assets and investments	1,487	437

	85,974	42,225

NOTE 9: COMMON STOCK

a.	Common stock

As of June 30, 2004, IRSA’s capital stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (2)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (2)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (3)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	20	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors´ Meeting (3)	03.31.2004	Pending
Shares issued for cash (1)	275	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash (1)	9,175	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash (1)	550	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash (1)	550	Board of Directors´ Meeting (3)	06.30.2004	Pending

	248,803

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 9: (Continued)

a.	(Continued)

The Ordinary and Extraordinary Shareholder’s Meeting held on 5 November 2002 and its recess held on 27 November 2002, approved the distribution of 4,587,285 treasury stock proportionately with the shareholders’ holdings and, in accordance with the resolution issued by the Board of Directors on 11 December 2002, such stock was made available to the shareholders as from 19 December 2002.

(1) The shares were issued after the date of closing of the financial statements.

(2) Conversion of negotiable obligations mentioned in Note 11.

(3) Exercise of options mentioned in Note 11.

b.	Treasury stock

The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

During the years ended June 30, 2004 and 2003 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

d.	Non-contributory Management Stock Ownership Plan

On October 30, 1997, the shareholders authorized the Company to enter into a Non-contributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 9: (Continued)

d.	(Continued)

The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA.

The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

At June 30, 2003, all the shares held by the trust were sold in accordance with the terms of the contract and, therefore, no shares in trust are recorded.

NOTE 10: RESTRICTED ASSETS

a)	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant.

b)	The Company has mortgaged the following real estate: Dock 2 M10 (1l) buildings A and B, Torre Jardín IV, Dock IV, Reconquista 823, 9 activity units at Suipacha 652, 58 activity units at Madero 1020 and 14 plots of the land owned in the district of Caballito, in connection with the secured negotiable bonds referred to in Note 5.3. By means of Minutes No. 1445 dated August 14, 2003 of the Board of Directors´ Meeting, it was resolved to lift and release the mortgages on these properties, substituting them for new mortgages on the following properties: 13 functional units al Libertador 498, 71 supplementary units al Laminar Plaza and 19 supplementary units al Dock IV.

c)	The Company has a first mortgage on the property identified as “San Martín de Tours” amounting to US$ 750,000, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 11: CONVERTIBLE NEGOTIABLE OBLIGATION

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company (“ONC”) for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

b)	Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per Ps.1 (one peso) of ONC face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares. Furthermore, the conversion price and the price of Warrants have been set as follows:

a)	The conversion price is 0.5571 shares (5.5713 GDS), while the price of the Warrant is 0.6686 shares (6.6856 GDS).

b)	The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.7949 shares (0.1795 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Bonds in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Bonds fell from US$ 0.5571 to US$ 0.54505 and the price of execution of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force on 20 December 2002.

The Convertible Negotiable Obligations and options will fall due on November 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 11: (Continued)

The convertible negotiable bonds were underwritten in full and were paid in cash and assigned to restructure or partially settle the Company´s financial debt al the time of such subscription. Consequently, Note 5 of the financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

On June 30, 2004, holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 12.9 million, giving rise to the issuing of 23,746,919 ordinary shares of Ps. 1 face value each as disclosed in Note 9.

Furthermore, at June 30, 2004, options to subscribe Company shares amounting to US$ 8.5 million were exercised, giving rise to the issue of 13,056,801 ordinary shares of Ps. 1 par value each, as mentioned in Note 9.

The total amount of Convertible Negotiable Obligations at June 30, 2004 is US$ 87,057,920.

NOTE 12: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the year	Balances at year-end
Non-current deferred assets and liabilities

Investments	(4,131)	(2,575)	(6,706)
Trade receivables	207	(260)	(53)
Other receivables	469	(191)	278
Inventories	100	640	740
Fixed assets	(28)	(646)	(674)
Intangible assets	8	—	8
Tax loss carryforwards	73,906	13,283	87,189
Financial debt	11,248	(4,082)	7,166
Other debt	760	(618)	142
Allowances	87	12	99
Allowances for deferred assets	(32,695)	(5,563)	(38,258)

Total non-current	49,931	—	49,931

Total net deferred assets	49,931	—	49,931

Net assets at the end of the year derived from the information included in the above table amount to Ps. 49,931 thousand.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 12: (Continued)

Deferred assets have been provided for in the portion estimated not to be absorbed based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the years ended June 30, 2004 and 2003, respectively:

Items	30.06.04 Ps.	30.06.03 Ps.
Result for the year (before income tax)	91,596	237,558
Current income tax rate	35%	35%

Result for the year at the tax rate	32,059	83,145
Permanent differences at the tax rate:
- Restatement into uniform currency	(34,104)	(20,802)
- Donations	105	1,155
- Amortization of goodwill	(24)	118
- Equity in earnings of controlled and affiliated companies	(3,689)	(7,687)
- Holding result on Participation Certificates F.F.	(325)	(346)
- Expired tax loss carryforward	—	556
- Allowance for uncollectibility of tax on Personal Assets	(940)	—
- Results from holding of shares of Banco Hipotecario	1,360	—
- Sundry permanent differences	(5)	(58)
Recovery of allowance for deferred assets.	5,563	(106,012)

Total income tax charge for the year (*)	—	(49,931)

Difference	—	—

(*)	Difference with the income tax charge of the Statements of Income belongs to asset tax charge.

Unexpired income tax loss carryforward pending use at the end of the year amount to Ps. 249,911 thousand according to the following detail:

Generated in	Amount Ps.	Year of expiry
2002	211,160	2007
2004	37,951	2009

Total tax loss carryforward	249,111

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos

Schedule A

Items	Value at beginning of year	Increases and transfers	Deductions and transfers	Value as of end of the year	Depreciation					Net carrying value as of June 30, 2004	Net carrying value as of June 30, 2003
					Accumulated as of beginning of year	For the year			Accumulated as of the year end
						Increase, deductions and transfers	Rate %	Amount (1)
Furniture and fixtures	1,514	2	—	1,516	1,512	—	20	—	1,512	4	2
Computer equipment	4,193	252	—	4,445	3,983	—	33.33	239	4,222	223	210
Leasehold improvements	5,692	740	—	6,432	3,902	—	10	638	4,540	1,892	1,790
Real Estate:
Alsina 934	1,776	—	—	1,776	291	—	2	28	319	1,457	1,485
Av. de Mayo 595	5,586	396	—	5,982	1,474	—	2	89	1,563	4,419	4,112
Av. Madero 942	2,462	239	—	2,701	456	—	2	32	488	2,213	2,006
Constitución 1111	584	99	—	683	181	—	2	8	189	494	403
Costeros Dock IV	18,190	2,832	—	21,022	624	—	2	275	899	20,123	17,566
Dock 2 M10 (1I) Edif. A	19,050	2,110	—	21,160	1,113	—	2	321	1,434	19,726	17,937
Laminar Plaza	29,948	3,565	—	33,513	1,927	—	2	460	2,387	31,126	28,021
Libertador 498	41,443	7,831	—	49,274	5,999	—	2	596	6,595	42,679	35,444
Libertador 602	2,866	180	—	3,046	378	—	2	40	418	2,628	2,488
Madero 1020	7,801	289	(3,171)	4,919	1,368	(565)	2	69	872	4,047	6,433
Maipú 1300	47,246	5,386	—	52,632	6,475	—	2	725	7,200	45,432	40,771
Reconquista 823	20,813	958	—	21,771	3,738	—	2	300	4,038	17,733	17,075
Sarmiento 517	217	41	(136)	122	51	(54)	2	4	1	121	166
Suipacha 652	13,249	888	—	14,137	3,304	—	2	192	3,496	10,641	9,945

Total as of June 30, 2004	222,630	25,808	(3,307)	245,131	36,776	(619)	—	4,016	40,173	204,958	—

Total as of June 30, 2003	238,192	5,069	(20,631)	222,630	33,884	(1,147)	—	4,039	36,776	—	185,854

(1)	The accounting application of the depreciation for the year is set forth in Schedule H,
(2)	Set forth Note 1.j.

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos

Schedule B

Items	Values of origin				Amortization					Net carrying value as of
	Balances as of beginning of year	Additions	Deductions	Balances as of end of the year	Accumulated as of beginning of year	Additions	Deductions	Amount (1)	Accumulated as of end of the year	June 30, 2004	June 30, 2003
Development property expenses	177	—	—	177	177	—	—	—	177	—	—
Deferred financing cost	3,216	—	—	3,216	3,216	—	—	—	3,216	—	—

Total as of June 30, 2004	3,393	—	—	3,393	3,393	—	—	—	3,393	—	—

Total as of June 30, 2003	3,655	13	(275)	3,393	1,630	—	—	1,763	3,393	—	—

(1)	The accounting application of the amortization for the year is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2004 and 2003

In thousand of pesos

Schedule C

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of June 30, 2004	Value as of June 30, 2003	Issuer’s information (1)					(1) Interest in capital stock
							Main activity	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders´ equity
Current Investment

Boden (2)	Ps.	0,001	5,225	0.0013	7	10

Cedro (2)	Ps.	0,001	67,347	0.0010	67	128

Total current investments as of June 30, 2004					74	—

Total current investments as of June 30, 2003					—	138

(1)	Not inform because the equity interest is less than 5%.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2004 and 2003

In thousand of pesos

Schedule C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at June 30, 2004	Value Recorded at June 30, 2003	Issuer’s information						Interest in Capital Stock
							Main Activity	Corporate domicile	Last financial statement
									Date	Capital stock (Par value)	Income (loss) for the year	Shareholders’ equity
Non-current investments
Abril S.A.	Common 1 vote Irrevoc. Contrib Higher Inv. Value	5.000 —	1,320 — —		(38,753 25,839 14,089)	(37,939 25,559 14,089)	Building, development and administration of country club	Bolívar 108 1° floor Buenos Aires	06.30.2004	13,200	(2,864)	45,533	50.0000%

Pereiraola S.A. I.C.I.F.y A	Common 1 vote Irrevoc. Contrib. Higher Inv.Value	0.001 —	50,000 —		107 1,246 7,553	181 1,161 7,553	Real estate and financing	Bolívar 108 1° floor Buenos Aires	06.30.2004	100	(145)	2,707	50.0000%

Baldovinos S.A.	Common 1 vote Irrevoc. Contrib	0.001	6,000		(5,926 11,564)	(5,414 11,564)	Real estate and building	Bolívar 108 1° floor Buenos Aires	06.30.2004	12	(877)	11,382	50.0000%

Palermo Invest S.A.	Common 1 vote Lower Value Purchase expenses	0.001	52,170,000		131,116 (598 506)	129,424 (614 518)	Investment	Bolívar 108 1° floor Buenos Aires	06.30.2004	78,251	2,538	196,667	66.6700%

Hoteles Argentinos S.A.	Common 1 vote Irrevoc. Contrib. Higher Inv. Value Purchase expenses	0.001 —	7,909,272 —		(912 3,531 1,989 47)	1,053 3,531 2,073 50	Hotel Libertador explotation	Av. Córdoba 680 Buenos Aires	06.30.2004	9,887	(2,457)	3,273	79.9999%

Alto Palermo S.A. (2)	Common 1 vote Goodwill	0,001	39,153,187		426,162 (25,965)	416,061 (21,695)	Real estate investments	Moreno 877 22° Floor Buenos Aires	06.30.2004	72,768	18,838	770,374	53.8053%

Buenos Aires Trade and Finance Center S.A.	Common 1 vote Irrevoc. Contrib. P. expenses	0.001 —	12,000 —		5,658 21,641 143	5,667 21,401 143	Real estate investments	Bolívar 108 1° floor Buenos Aires	06.30.2004	12	(9)	27,299	100.0000%

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2004 and 2003

In thousand of pesos

Schedule C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at June 30, 2004	Value Recorded at June 30, 2003	Issuer’s information								Interest in Capital Stock
							Main Activity	Corporate domicile	Last financial statement
Llao – Llao Resort S.A	Common 1 vote Irrevoc. Contrib. P. expenses	0.001 —	5,878,940 —		11,391 2,397 220	10,761 2,397 229	Hotel Llao-Llao explotation	Florida 537 Floor 18 Buenos Aires	06.30.2004	11,757	953		26,824		50.0000%

Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		4,590	7,007	Banking	Teniente Gral Peron 655-PB Buenos Aires	06.30.2004	62,500	8,619	(4)	108,659	(4)	5.1000%

Ritelco S.A.	Common 1 vote Irrevoc. Contrib.	0.001	66,970,394		98,524 27,340	38,955	Investments	Zabala 1422 Montevideo	06.30.2004	66,970	59,569		125,864		100.0000%

Banco Hipotecario S.A – (3)	Common 1 vote Goodwill	0.001	9,805,122		90,351 (2,959)	7,793	Banking	Reconquista 151 Buenos Aires	06.30.2004	150,000	161,643	(4)	1,837,292	(4)	6.5400%

Total as of June 30, 2004					810,891	—

Total as of June 30, 2003					—	641,508

(1)	These holdings do not include the effects on the equity method for the conversion of irrevocable contributions into shares
(2)	Quotation price of APSA´s shares at June 30, 2004 is Ps. 3.50

Quotation price of APSA´s shares at June 30, 2003 is Ps. 2.50

(3)	Quotation price of Banco Hipotecario´s shares at June 30, 2004 is Ps. 7.20

Quotation price of Banco Hipotecario´s shares at June 30, 2003 is Ps. 2.48

(4)	Does not include adjustments for application of the equity method of valuation according to Technical Pronouncement 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of June 30, 2004 and June 30, 2003

In thousand of pesos

Schedule D

Items	Value as of June 30, 2004	Value as of June 30, 2003
Current Investments
Time deposits	1,466	5
Mutual funds (1)	8,621	74,508
Convertible Bond APSA 2006 – Accrued interest (2)	4,185	3,814
Other investments (2)	14	—
IRSA I Trust Exchangeable Certificates (2)	216	1,104

Total current investments as of June 30, 2004	14,502	—

Total current investments as of June 30, 2003	—	79,431

Non-current investments
Constitución 1111	1,261	1,146
Dock IV	6,160	6,160
Padilla 902	71	71
Pilar	3,408	3,109
Santa María del Plata	124,783	124,594
Caballito plots of land	19,898	13,616
Torres Jardín IV	2,568	2,231

Subtotal	158,149	150,927

IRSA I Trust Exchangeable Certificates	4,722	7,318
Convertible Bond APSA 2006	91,487	83,874
Other investments	12,410	—

Subtotal	108,619	91,192

Art work	37	37

Total non-current investments as of June 30, 2004	266,805	—

Total non-current investments as of June 30, 2003	—	242,156

Notes:

(1)	Ps. 5,965 and Ps. 8,790 corresponding to the “Dolphin Fund PLC” trust at June 30, 2004 and June 30, 2003 not considered as cash for purposes of the statement of cash flows. Ps. 1,781 corresponding to the NCM Development Partner Fund at June 30, 2004 not considered as cash for purposes of statements of cash flows.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Provisions

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos

Schedule E

Items	Balances as of beginning of year	Increases (1)	Decreases	Carrying value as of June 30, 2004	Carrying value as of June 30, 2003
Deducted from assets:
Allowance for doubtful accounts	948	54	(42)	960	948
Impairment of inventory	895	1,774	(2,225)	444	895
Impairment of fixed assets	36,693	447	(27,340)	9,800	36,693
Impairment of undeveloped plots of land	15,285	—	(7,032)	8,253	15,285
Allowance for uncollectibility of tax on Personal Assets	—	3,887	—	3,887	—
From liabilities:
Provisions for lawsuits	247	37	—	284	247
Provisions for discounts	3	—	(3)	—	3

Total as of June 30, 2004	54,071	6,199	(36,642)	23,628	—

Total as of June 30, 2003	64,502	23,705	(34,136)	—	54,071

(1)
•	The increase in the allowance for doubtful accounts is shown in schedule H.
•	The increase in the provision for lawsuits is shown in Note 7.
•	The increase in the allowance for uncollectibility of tax on Personal assets is shown in Note 7.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos

Schedule F

	June 30, 2004	June 30, 2003
I. Cost of sales
Stock as of beginning of year	11,554	35,414
Plus (less):
Purchases for the year	2,045	3,934
Expenses (Schedule H)	614	960
Transfers to fixed assets	(40)	(153)
Transfers from fixed assets	2,775	17,579
Transfers to investments	—	(25,319)
Less:
Stock as of end of the year	(5,663)	(11,554)

Subtotal	11,285	20,861

Plus
Cost of sales – Abril S.A.	1,473	6,509
Results from operations and holding of real estate assets	6	(707)

Cost of properties sold	12,764	26,663

II. Cost of leases
Expenses (Schedule H)	4,826	5,809

Cost of properties leased	4,826	5,809

III. Cost of fees for services
Expenses (Schedule H)	1,484	1,241

Cost of fees for services	1,484	1,241

Total costs of sales, leases and services	19,074	33,713

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2004 and 2003

In thousand of pesos

Schedule G

Items	Class	Amount	Prevailing exchange rate		Total as of June 30, 2004	Total as of June 30, 2003
Assets
Current Assets
Cash and banks:
Cash	US$	4,959	0.002918	(1)	14	30
Banks	US$	1,130,438	0.002918	(1)	3,299	33,768
Banks	EUR	45,637	0.003549	(1)	162	9,396
Savings accounts	US$	1,272,197	0.002918	(1)	3,712	10,444
Investments:
Boden 2013	US$	475	0.002918	(1)	1	2
Time Deposits	US$	502,385	0.002918	(1)	1,466	—
Mutual Funds	US$	2,654,772	0.002918	(1)	7,747	72,127
Mutual Funds	EUR	81,075	0.003549	(1)	288	93
Convertible Bond APSA 2006 (interest)	US$	1,415,095	0.002958	(1)	4,185	3,814
Interest “Banco Ciudad de Bs. As. Bond”	EUR	3,879	0.003549	(1)	14	—
Other receivables
Related parties	—	—			—	27,653

Total Current Assets					20,888	157,327

Non-Current Assets
Investments:
Convertible Bond APSA 2006	US$	34,824,363	0.002958	(1)	103,010	83,874
Banco Ciudad de Bs. As. bond	EUR	250,000	0.003549	(1)	887	—
Other receivables:
Credit from barter of “Edificios Cruceros”	US$	2,000,000	0.002918	(1)	5,836	—

Total Non-current Assets					109,733	83,874

Total Assets as of June 30, 2004					130,621	—

Total Assets as of June 30, 2003					—	241,201

Liabilities
Current Liabilities
Accounts payable	US$	172,406	0.002958	(1)	510	27
Mortgages payables	US$	750,000	0.002958	(1)	2,218	2,100
Taxes payable	US$	20,416	0.002958	(1)	60	76
Financial debts	US$	4,122,274	0.002958	(1)	12,192	38,636
Other liabilities
Guarantee deposits	US$	3,378	0.002958	(1)	10	—

Total Current Liabilities					14,990	40,839

Non-current Liabilities
Financial debts	US$	140,913,893	0.002958	(1)	416,823	458,583
Other liabilities:
Other	US$	7,312	0.002958	(1)	22	—
Guarantee deposits	US$	350,770	0.002958	(1)	1,037	—

Total Non-current Liabilities					417,882	458,583

Total Liabilities as of June 30, 2004					432,872

Total Liabilities as of June 30, 2003					—	499,422

(1)	Official rate of exchange quoted by Banco Nación at June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the years beginning on

July 1, 2003 and 2002

and ended June 30, 2004 and 2003

In thousand of pesos

Schedule H

Items	Total as of June 30, 2004	Cost of properties leased	Cost of properties sold	Cost of fees for services	Expenses			Total as of June 30, 2003
					Administration	Selling	Financing
Directors’ fees	4,325	—	—	—	4,325	—	—	4,767
Fees and payments for services	1,095	—	—	—	1,095	—	—	1,239
Salaries, bonuses and social security charges	4,567	—	—	—	4,567	—	—	3,519
Other expenses of personnel administration	117	—	—	—	117	—	—	5
Depreciation and amortization	4,998	3,139	—	—	877	—	982	6,446
Maintenance of buildings	2,411	1,687	614	—	110	—	—	3,559
Utilities and postage	14	—	—	—	14	—	—	17
Travel expenses	88	—	—	—	88	—	—	57
Advertising and promotion	175	—	—	—	24	151	—	168
Fees and expenses for property sold	636	—	—	—	—	636	—	977
Local transportation and stationery	110	—	—	—	110	—	—	121
Taxes, rates and assessments	17	—	—	—	17	—	—	8
Subscriptions and dues	260	—	—	—	260	—	—	171
Interest and indexing adjustments	37,046	—	—	—	—	—	37,046	41,876
Bank charges	169	—	—	—	—	—	169	288
Safety box and stockbroking charges	199	—	—	—	159	—	40	310
Doubtful accounts	54	—	—	—	—	54	—	200
Insurance	370	—	—	—	370	—	—	650
Security	4	—	—	—	4	—	—	10
Courses	33	—	—	—	33	—	—	18
Results of trust	—	—	—	—	—	—	—	1
Rents	335	—	—	—	335	—	—	206
Gross sales tax	1,305	—	—	—	—	1,305	—	481
Other	1,739	—	—	1,484	88	—	167	1,542

Total as of June 30, 2004	60,067	4,826	614	1,484	12,593	2,146	38,404	—

Total as of June 30, 2003	—	5,809	960	1,241	12,167	1,739	44,720	66,636

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of June 30, 2004 and 2003

In thousand of pesos

Schedule I

		With maturity date												Interest
			To due												Accrued
	Without term	Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term	Total	No accrued	Fixed term	Variable term
June 30, 2004
Assets
Investments	13,415	—	5,882	—	—	—	296	103,306	296	—	109,780	109,780	123,195	17,832	105,363	—
Receivables	50,833	153	14,398	4,109	7	22	5,861	20	—	18,907	43,324	43,477	94,310	93,687	60	563
Liabilities
Loans	—	—	630	2,632	—	8,930	17,860	26,791	291,644	78,934	427,421	427,421	427,421	14,098	413,323	—
Other liabilities	284	148	4,371	6,390	381	2,469	1,269	1,427	126	586	17,019	17,167	17,451	17,451	—	—

June 30, 2003
Assets
Investments	74,651	—	3,848	1,070	—	—	—	2,701	88,491	—	96,110	96,110	170,761	3,818	86,705	80,238
Receivables	52,298	983	17,052	2,476	26	12	20,319	46	36	17,375	57,342	58,325	110,623	92,186	18,437	—
Liabilities
Loans	—	—	33,084	5,607	(55)	(55)	8,709	17,639	26,570	404,920	496,419	496,419	496,419	38,581	—	457,838
Other liabilities	3,269	299	5,737	7,674	239	2,169	205	578	8	50	16,660	16,959	20,228	20,228	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

In thousand of pesos

1.	None

2.	None

3.	Additional information on assets and liabilities

	Falling due (Point 3.a.)	Without term	To be due (Point 3.c.)
Concept	06.30.2004	Current	09.30.2004	12.31.2004	03.31.2005	06.30.2005	06.30.2006	06.30.2007	06.30.2008	06.30.2009
Receivables
Mortgages and leases receivables	153	902	3,539	—	—	17	17	20	—	—
Other receivables	—	—	10,859	4,109	7	5	5,844	—	—	18,907

Total	153	902	14,398	4,109	7	22	5,861	20	—	18,907

Liabilities
Customer advances	—	—	381	302	193	164	656	656	—	—
Taxes payables	—	—	462	1,677	19	19	81	85	71	580
Trade accounts payable	—	—	2,055	—	—	—	—	—	—	—
Mortgages payables	—	—	—	—	—	2,218	—	—	—	—
Other liabilities	148	284	801	4,411	39	68	532	686	55	6
Short and long term debts	—	—	630	2,632	—	8,930	17,860	26,791	291,644	78,934
Salaries and social securities payables	—	—	672	—	130	—	—	—	—	—

Total	148	284	5,001	9,022	381	11,399	19,129	28,218	291,770	79,520

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

3.	(Continued)

In thousand of pesos

Without term
Concept	Non Current	Total
Receivables
Mortgages and leases receivables	—	—
Other receivables	49,931	49,931

Total	49,931	49,931

Liabilities
Customer advances	—	—
Taxes payables	—	—
Trade accounts payable	—	—
Other liabilities	—	—
Short and long term debts	—	—
Salaries and social securities payables	—	—

Total	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

In thousand of pesos

The classification of receivables and liabilities is as follows:

4-a.Breakdown by currency and maturity

	Current			Non-current
Items	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total	Total	Total in local currency	Total in foreign currency	Total
Receivables
Mortgages and leases receivables	4,611	—	4,611	37	—	37	4,648	4,648	—	4,648
Other receivables	14,980	—	14,980	68,846	5,836	74,682	89,662	83,826	5,836	89,662

Total	19,591	—	19,591	68,883	5,836	74,719	94,310	88,474	5,836	94,310

Liabilities
Customer advances	1,040	—	1,040	1,312	—	1,312	2,352	2,352	—	2,352
Taxes payable	2,117	60	2,177	817	—	817	2,994	2,934	60	2,994
Trade accounts payable	1,545	510	2,055	—	—	—	2,055	1,545	510	2,055
Mortgages payables	—	2,218	2,218	—	—	—	2,218	—	2,218	2,218
Other liabilities	5,741	10	5,751	220	1,059	1,279	7,030	5,961	1,069	7,030
Short and long term debt	—	12,192	12,192	(1,594)	416,823	415,229	427,421	(1,594)	429,015	427,421
Salaries and social security payable	802	—	802	—	—	—	802	802	—	802

Total	11,245	14,990	26,235	755	417,882	418,637	444,872	12,000	432,872	444,872

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

In thousand of pesos

4-b. Breakdown by adjustment clause

	Current			Non-current
Items	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Total	Total without adjustment clause	Total with adjustment clause	Total
Receivables
Mortgages and leases receivables	4,611	—	4,611	37	—	37	4,648	4,648	—	4,648
Other receivables	14,980	—	14,980	74,682	—	74,682	89,662	89,662	—	89,662

Total	19,591	—	19,591	74,719	—	74,719	94,310	94,310	—	94,310

Liabilities
Customer advances	1,040	—	1,040	1,312	—	1,312	2,352	2,352	—	2,352
Taxes payable	2,177	—	2,177	817	—	817	2,994	2,994	—	2,994
Trade accounts payable	2,055	—	2,055	—	—	—	2,055	2,055	—	2,055
Mortgages payables	2,218	—	2,218	—	—	—	2,218	2,218	—	2,218
Other liabilities	5,751	—	5,751	1,279	—	1,279	7,030	7,030	—	7,030
Short and long term debt	12,192	—	12,192	415,229	—	415,229	427,421	427,421	—	427,421
Salaries and social security payable	802	—	802	—	—	—	802	802	—	802

Total	26,235	—	26,235	418,637	—	418,637	444,872	444,872	—	444,872

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

In thousand of pesos

4-c. Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current
	Accruing interest		Not- accruing interest	Total current	Accruing interest		Not- accruing interest	Total non- current	Total	Total accruing interest	Total not- accruing interest	Total
	Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables
Mortgages and leases receivables	—	—	4,611	4,611	—	—	37	37	4,648	—	4,648	4,648
Other receivables	60	563	14,357	14,980	—	—	74,682	74,682	89,662	623	89,039	89,662

Total	60	563	18,968	19,591	—	—	74,719	74,719	94,310	623	93,687	94,310

Liabilities
Customer advances	—	—	1,040	1,040	—	—	1,312	1,312	2,352	—	2,352	2,352
Taxes payable	—	—	2,177	2,177	—	—	817	817	2,994	—	2,994	2,994
Trade accounts payable	—	—	2,055	2,055	—	—	—	—	2,055	—	2,055	2,055
Mortgages payables	—	—	2,218	2,218	—	—	—	—	2,218	—	2,218	2,218
Other liabilities	—	—	5,751	5,751	—	—	1,279	1,279	7,030	—	7,030	7,030
Short and long term debt	8,930	—	3,262	12,192	404,393	—	10,836	415,229	427,421	413,323	14,098	427,421
Salaries and social security payable	—	—	802	802	—	—	—	—	802	—	802	802

Total	8,930	—	17,305	26,235	404,393	—	14,244	418,637	444,872	413,323	31,549	444,872

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

In thousand of pesos

5.	Intercompany

a.	Intercompany interest
See Schedule C to the financial statements.

b.	Related parties debit/credit balances (Note 8)

Current mortgages and leases receivables

June 30, 2004
Related parties:
Abril S.A.	2
Alternativa Gratis S.A.	16
Alto Palermo S.A.	610
Altocity.Com S.A.	4
Cresud S.A.C.I.F.	1
Fibesa S.A.	4
Inversora Bolívar S.A.	2,455
Red Alternativa S.A.	49
Tarshop S.A.	1

Other current receivables

June 30, 2004
Related parties:
Alto Palermo S.A.	2,025
Shopping Alto Palermo S.A.	2,773
Dolphin Fund Management S.A.	4,915
Inversora Bolívar S.A.	38
Palermo Invest S.A	4,084
Advances employees to managers, directors and staff of the company	104

Other non-current receivables

June 30, 2004
Related parties:
Advances employees to managers, directors and staff of the company	8

Current Investments

June 30, 2004
Related parties:
Alto Palermo S.A.	4,185

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

In thousand of pesos

Non-current Investments

June 30, 2004
Related parties:
Alto Palermo S.A.	103,010
Banco Hipotecario	87,392
Banco de Crédito y Securitización S.A.	4,590

Current accounts payables

June 30, 2004
Related parties:
Alto Palermo S.A.	88
Cresud S.A.C.I.F.	1
Fibesa S.A.	2
Emprendimientos Recoleta S.A.	5
Law firm Zang, Bergel y Viñes	18
Fundación IRSA	569
Shopping Alto Palermo S.A.	9
Nuevas Fronteras	1
Inversora Bolívar S.A.	9
Hoteles Argentinos S.A.	2

Long term debt

June 30, 2004
Related parties:
Cresud S.A.C.I.F.	132,942
Directors	370

Other current liabilities

June 30, 2004
Related parties:
Alto Palermo S.A.	19
Llao-llao resort S.A.	5
Directors	4,325

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

In thousand of pesos

Other non-current liabilities

June 30, 2004
Related parties:
Directors	8

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

6.	Note 8.

7.	In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8.	See Notes 1.6.h, 1.6.i and 1.6.j. to the financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.6.h, 1.6.i, 1.6.j. and 1.6.o to the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

In thousand of pesos

13.	Insured Assets.

		Insured amounts	Accounting values	Risk covered
Alsina 934 - Bs. As.	(3)	1,890	1,457	Fire, explosion with additional coverage and debris removal
Alsina 934 - Bs. As.	(3)	308	1,457	Third party liability with additional coverage and minor risks.
Av. de Mayo 589-99 Bs. As.		4,662	4,419	Fire, explosion with additional coverage and debris removal
Av. de Mayo 589-99 Bs. As.		1,000	4,419	Third party liability with additional coverage and minor risks.
Av. Alicia M. De Justo 1714 Dock 13	(1)	17,000	37	Fire, explosion with additional coverage and debris removal
Av. Alicia M. De Justo 1714 Dock 13	(1)	555	37	Third party liability with additional coverage and minor risks.
Av. Alicia M. De Justo 750 Dock 5	(1)	16,775	—	Fire, explosion with additional coverage and debris removal
Av. Alicia M. De Justo 750 Dock 5	(1)	202	—	Third party liability with additional coverage and minor risks.
Av. Alicia M. De Justo 840 Dock 6	(1)	17,550	1	Fire, explosion with additional coverage and debris removal
Av. Alicia M. De Justo 840 Dock 6	(1)	406	1	Third party liability with additional coverage and minor risks.
Bolívar 108 and H.Yrigoyen 476-Capital		10,395	—	Fire, explosion with additional coverage and debris removal
Bolívar 108 and H.Yrigoyen 476-Capital		3,829	—	Third party liability with additional coverage and minor risks.
Constitución 1111 Bs. As.		460	494	Fire, explosion with additional coverage and debris removal
Constitución 1111 Bs. As.		1,000	494	Third party liability with additional coverage and minor risks.
Constitución 1111 Bs. As.		3,625	494	Fire, explosion with additional coverage and debris removal
Dorrego 1916 Bs. As.	(4)	17,430	13	Fire, explosion with additional coverage and debris removal
Dorrego 1916 Bs. As.	(4)	506	13	Third party liability with additional coverage and minor risks.
Edificios costeros Dock 2 Este. Dockitos. P. Madero Bs. As.		29,400	19,726	Fire, explosion with additional coverage and debris removal
Edificios costeros Dock 2 Este. Dockitos. P. Madero Bs. As.		2,021	19,726	Third party liability with additional coverage and minor risks.
Edificios costeros Dock 4	(1)	17,000	20,123	Fire, explosion with additional coverage and debris removal
Edificios costeros Dock 4	(1)	1,002	20,123	Third party liability with additional coverage and minor risks.
Palacio Alcorta	(1)	30,250	1	Fire, explosion with additional coverage and debris removal
Palacio Alcorta	(1)	1,655	1	Third party liability with additional coverage and minor risks.
Torres Jardín III	(2)	10,736	27	Fire, explosion with additional coverage and debris removal
Torres Jardín III	(2)	601	27	Third party liability with additional coverage and minor risks.
Laminar Plaza	(1)	47,250	31,126	Fire, explosion with additional coverage and debris removal
Laminar Plaza	(1)	4,130	31,126	Third party liability with additional coverage and minor risks.
Libertador 450-98 Bs. As.	(1)	67,200	42,679	Fire, explosion with additional coverage and debris removal
Libertador 450-98 Bs. As.	(1)	3,758	42,679	Third party liability with additional coverage and minor risks.
Libertador 602 Bs. As.	(1)	25,200	2,628	Fire, explosion with additional coverage and debris removal
Libertador 602 Bs. As.	(1)	1,002	2,628	Third party liability with additional coverage and minor risks.
Madero 1020 Bs. As.	(1)	56,700	4,047	Fire, explosion with additional coverage and debris removal
Madero 1020 Bs. As.	(1)	3,283	4,047	Third party liability with additional coverage and minor risks.
Madero 940 Bs. As.	(1)	1,315	2,213	Third party liability with additional coverage and minor risks.
Madero 940 Bs. As.	(1)	36,960	2,213	Fire, explosion with additional coverage and debris removal
Maipú 1270 - 1300 Bs. As.		44,100	45,432	Fire, explosion with additional coverage and debris removal
Maipú 1270 - 1300 Bs. As.		2,778	45,432	Third party liability with additional coverage and minor risks.
Torres Jardín II	(2)	9,450	199	Fire, explosion with additional coverage and debris removal
Torres Jardín II	(2)	607	199	Third party liability with additional coverage and minor risks.
Reconquista 823 Bs. As.		27,300	17,733	Fire, explosion with additional coverage and debris removal
Reconquista 823 Bs. As.		4,218	17,733	Third party liability with additional coverage and minor risks.
Rivadavia 2768	(1)	3,610	118	Fire, explosion with additional coverage and debris removal
Rivadavia 2768	(1)	251	118	Third party liability with additional coverage and minor risks.
Sarmiento 501	(1)	3,885	121	Fire, explosion with additional coverage and debris removal
Sarmiento 501	(1)	607	121	Third party liability with additional coverage and minor risks.
Serrano 287	(2)	9,450	18	Fire, explosion with additional coverage and debris removal
Serrano 287	(2)	607	18	Third party liability with additional coverage and minor risks.
Suipacha 664		31,500	10,641	Fire, explosion with additional coverage and debris removal
Suipacha 664	(1)	2,722	10,641	Third party liability with additional coverage and minor risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2004

In thousand of pesos

General

In the case of insurance covering fire and explosion with additional coverage, the amounts insured are stated at replacement and/or reconstruction to an “as new” condition value, not including land and foundations.

Insured amounts correspond to units belonging to the company that are being sold, and/or units sold under mortgages not having individual policies with assigned rights.

Notes:

(1)	Insured amounts correspond to the total for the building; The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance.

(2)	Insured amounts correspond solely to jointly held areas.

(3)	Insurance purchased by tenants with provisions for the assignment of rights.

(4)	Insured amounts correspond to units not yet having a bill of sale.

In our opinion, the above-described policies adequately cover current risks.

14.	Not applicable.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.

Buenos Aires, September 7, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the year, including references to significant events after the end of the year.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same year for the four previous years.

	June 30, 2004	June 30, 2003	June 30, 2002	June 30, 2001	June 30, 2000
Current Assets	261,651	297,476	157,970	253,720	276,650
Non-Current Assets	1,941,293	1,784,480	1,157,841	1,455,798	1,594,565

Total	2,202,944	2,081,956	1,315,811	1,709,518	1,871,215

Current Liabilities	256,022	188,738	693,543	458,672	265,580
Non-Current Liabilities	516,831	629,988	4,061	38,764	242,565

Subtotal	772,853	818,726	697,604	497,436	508,145

Minority interest in subsidiaries	470,237	454,044	95,487	133,291	126,531

Shareholders’ Equity	959,854	809,186	522,720	1,078,791	1,236,539

Total	2,202,944	2,081,956	1,315,811	1,709,518	1,871,215

3.	Consolidated result structure as compared with the same year for the four previous years.

	June 30, 2004	June 30, 2003	June 30, 2002	June 30, 2001	June 30, 2000
Operating ordinary profit	104,720	25,518	(34,651)	25,628	51,814
Amortization of goodwill	(2,904)	(6,631)	—	—	—
Financial results	10,546	315,301	(491,712)	(93,726)	(27,777)
Equity in(losses) earnings of affiliated companies	26,653	(14,701)	(4,571)	15,928	12,147
Other income (expenses)	(12,591)	(859)	(4,483)	(18,689)	(7,159)

Income (loss) before taxes	126,424	318,628	(535,417)	(70,859)	29,025

Income tax/ asset tax	(25,720)	3,529	(3,955)	(3,528)	(10,630)
Minority interest	(12,842)	(35,712)	258	7,018	(5,414)

Net income (loss)	87,862	286,445	(539,114)	(67,369)	12,981

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

4.	Statistical data as compared with the same year of the four previous years.

Summary of properties sold in units and thousand of pesos.

Real Estate	Accumulated as of June 30, 2004	Accumulated as of June 30, 2003	Accumulated as of June 30, 2002	Accumulated as of June 30, 2001	Accumulated as of June 30, 2000
Apartments & Loft Buildings
Torres Jardín	—	161	2,064	5,259	7,471
Torres de Abasto	—	462	—	—	11,399
Alcorta Palace	—	—	607	—	20
Concepción Arenal and Dorrego 1916	9	100	363	4,084	3,337
Alto Palermo Park	—	5,305	14,713	(1,790)	4,689
Alto Palermo Plaza	—	3,322	2,756	2,513	2,559
Other	349	667	—	—	—

Residential Communities
Abril / Baldovinos	7,369	14,161	15,086	40,769	26,342
Villa Celina I, II and III	—	28	(52)	7	119
Villa Celina IV and V	23	—	136	2,902	6,446
San Jorge Village	—	—	—	—	238

Undeveloped parcels of land
Monserrat	—	—	—	1,803	3,716
Dock IV	—	—	—	12,310	—
Otras	11,830	—	—	—	—

Other
Serrano 250	—	—	—	2,814	—
Hotel Piscis	—	9,912	—	—	—
Sarmiento 580	—	—	—	10,837	—
Av. de Mayo 701	—	—	—	3,108	—
Rivadavia 2243	—	—	3,660	—	—
Santa Fe 1588	—	—	8,166	—	—
Dock 5	—	393	1,736	—	112
Dock 6	—	140	115	173	290
Galerías Pacífico	—	—	—	—	6,595
Llao Llao	—	—	—	—	16,486
Libertador 498	—	2,313	3,618	—	—
Constitución 1111	—	1,988	—	—	—
Madero 1020	4,774	5,626	—	2,528	—
Dock II	5,211	—	—	—	—
Madero 940	—	1,649	—	—	—
Cervino 3626	—	—	—	—	1,441
Other	692	389	375	182	1,682

	30,257	46,616	53,343	87,499	92,942

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

5.	Key ratios as compared with the same year of the four previous years.

	June 30, 2004		June 30, 2003		June 30, 2002		June 30, 2001		June 30, 2000
Liquidity ratio
Current Assets	261,651	1.02	297,476	1.58	157,970	0.23	253,720	0.55	276,650	1.04

Current Liabilities	256,022		188,738		693,543		458,672		265,580

Indebtedness ratio

Total liabilities	772,853	0.81	818,726	1.01	697,604	1.33	497,436	0.46	508,145	0.41

Shareholders’ Equity	959,854		809,186		522,720		1,078,791		1,236,539

Solvency

Equity	959,854	1.24	809,186	0.99	522,720	0.75	1,078,791	2.17	1,236,539	2.43

Total liabilities	772,853		818,726		697,604		497,436		508,145

Freezen Capital

Non-Current Assets	1,941,293	0.88	1,784,480	0.86	1,157,841	0.88	1,455,798	0.85	1,594,565	0.85

Total Assets	2,202,944		2,081,956		1,315,811		1,709,518		1,871,215

Income before income tax, tax on assets and minority interest.

	June 30, 2004		June 30, 2003		June 30, 2002			June 30, 2001			June 30, 2000
Income before income tax/Tax on assets	126,424	= 0.14	318,628	0.61	(535,417)	=	(0.50)	(70,859)	=	(0.06)	29,025	= 0.02

Shareholders’ equity at end excluding (loss) income for the year	871,992		522,741		1,061,834			1,146,160			1,223,558

6.	Brief comment on the outlook for the coming year.

See attached.

Free translation from the original prepared in Spanish for publication in Argentina

To the Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at June 30, 2004 and 2003, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 12 and exhibits A to I. Furthermore, we have examined the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries for the years ended on June 30, 2004 and 2003, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As described in Note 1.i.) to the financial statements, as a result of the Company’s purchase of Banco Hipotecario SA and subsidiaries (BHSA) shares and the exercise of options (as further discussed in Note 17 to the consolidated financial statements), the Company changed its method of accounting for its investments in BHSA. Under the new accounting method, adopted as of June 30, 2004, the investments in BHSA are accounted for under the equity method of accounting. The auditors´ report on the financial statements of BHSA as of June 30, 2004, dated September 6, 2004, includes a qualification for uncertainties which might affect BHSA. These uncertainties relate to (a) the National government’s fulfillment of its obligations with BHSA represented by securities and other financing, and further the corresponding recoverable value of these assets held by BHSA, 99% of which are represented by government securities not included in the Argentine sovereign debt restructuring process; and (b) the liquidity, solvency and profitability problems affecting the financing sector in general, and BHSA in particular, for which BHSA has produced the action programs requested by the

BCRA. As of June 30, 2004, the investment in BHSA accounts for approximately 7% of the total assets of IRSA Inversiones y Representaciones Sociedad Anónima. The future outcome of the uncertainties described before could have an adverse effect in the valuation of these investments.

4.	In our opinion, subject to the effect on the financial statements of possible adjustments and reclassifications that might be required as a result of the resolution of the uncertainties described in point 3. above:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima present fairly, in all material respects, its financial position at June 30, 2004 and 2003 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2004 and 2003 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in point 3;

d)	at June 30, 2004, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 84 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, September 7, 2004.

PRICE WATERHOUSE & Co.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. T° 175 F° 65 Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 1	José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 20, 2004